STATE OF ISRAEL

This description of the State of Israel is dated as of June 30, 2017 and appears as Exhibit D to the State of Israel’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2016.

The delivery of this document at any time does not imply that the information is correct as of any time subsequent to its date. This document (other than as part of a prospectus contained in a registration statement filed under the U.S. Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of or guaranteed by Israel.

i

LIST OF TABLES

iii

SUPPLEMENTARY INFORMATION

iv

Map of Israel

LEBANON
SYRIA
Golan Heights
Safed
Sea of Galilee
Tiberias
Haifa
Nazareth
Mediterranean Sea
Judea and Samaria
Tel Aviv- Jaffa
Jerusalem
Dead Sea
Gaza
Beer Sheva
JORDAN
EGYPT
This map is for illustrative purposes only and should not be considered authoritative
Miles
0 5 10 20 30 40
Kilometers
0 12.5 25 50 75 100
Eilat
N
W
E
S

(1)	These areas are subject to agreements between the State of Israel (the “State” or “Israel”) and the Palestinian Liberation Organization (see “State of Israel — International Relations,” below).

Currency Protocol

Except as otherwise expressed herein, all amounts in this annual report (the “Annual Report”) are expressed in New Israeli Shekels (“NIS” or “shekel”) or in U.S. dollars (“$,” “dollars,” or “USD”). Any amount stated in dollars in this Annual Report as of a stated date or for a stated period that was converted from NIS into dollars, was either converted at the representative foreign exchange rate for dollars on such date, or at the average of the representative foreign exchange rates for dollars for each day during such period, as published by the Bank of Israel. The Bank of Israel representative rates are indicative exchange rates of foreign currencies versus the shekel and are based on the average buying and selling prices published by banks around the time that the representative rate is set. The representative NIS/USD exchange rates as of the following dates and for the following periods were:

Table No. 1

NIS/U.S. Dollar Exchange Rates

	2012	2013	2014	2015	2016
December 31st	3.733	3.471	3.889	3.902	3.845
Yearly Average	3.856	3.611	3.578	3.887	3.841

Source:  Bank of Israel.

On December 31, 2016, the Bank of Israel representative foreign exchange rate for USD was NIS 3.845 per USD 1.0. The average exchange rate for 2016 was NIS 3.841 per USD 1.0.

In October 2000, all restrictions on foreign currency derivative transactions with non-residents were abolished. For further discussion on the convertibility of the NIS to USD (see “Balance of Payments and Foreign Trade,” below).

In June 2008, the NIS became one of the seventeen currencies eligible for payment settlements through the Continuous Linked Settlement Bank system. Continuous Linked Settlement eligibility eliminates part of the risk associated with foreign exchange transactions across time zones, enhancing the NIS’s systemic stability. Currently, over half of all Continuous Linked Settlement Bank members are able to settle payments in NIS immediately.

Totals in certain tables in this Annual Report may differ from the sum of the individual items in such tables due to rounding. Unless otherwise specified, amounts in NIS or USD are given in current prices without adjustment for inflation.

Fiscal Year

The fiscal year of the Government of Israel (the “Government”) ends on December 31. The twelve-month period which ended on December 31, 2016 is referred to in this Annual Report as “2016,” and other years are referred to in a similar manner.

FORWARD-LOOKING STATEMENTS

Forward-looking statements are statements that are not historical facts, including statements about the Government’s beliefs and expectations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “continue,” “could,” “should,” “would” or similar terminology. These statements are based on Israel’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Israel undertakes no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks. Israel cautions you that many factors could affect the future performance of the Israeli economy. These factors include, but are not limited to:

•	External factors, such as:
•	interest rates in financial markets outside Israel;
•	the impact of changes in the credit rating of Israel;
•	the security situation;
•	the economic growth and stability of Israel’s major trading partners, including the United States and the European Union (the “EU”);
•	the global high-tech market; and
•	regional economic and political conditions.
•	Internal factors, such as:
•	general economic and business conditions in Israel;
•	present and future exchange rates of the Israeli currency;
•	foreign currency reserves;
•	the level of domestic debt;
•	domestic inflation;
•	the level of budget deficit;
•	the level of foreign direct and portfolio investment; and
•	the level of Israeli domestic interest rates.

SUMMARY INFORMATION AND RECENT DEVELOPMENTS

The following summary highlights information contained elsewhere in this Annual Report and is qualified in its entirety by the more detailed information appearing elsewhere in this Annual Report. This section is not complete and may not contain all the information that you should consider. You should read the entire Annual Report and any supplement carefully.

Economic Developments

In August 2013, the Central Bureau of Statistics (“CBS”) adopted the United Nations System of National Accounts as revised in 2008 (“SNA 2008”) due to a number of major changes that affected the various data series with respect to values as well as percentages of change between periods. The data series beginning in 2006 was revised for the publication of the 2013 Statistical Abstract. The series from 1995 onwards was revised in August 2014. The revisions are in accordance with the changes to the SNA 2008 which has been accepted globally and includes changes in the measurement of the annual gross domestic product (“GDP”). Some of the main changes in the SNA 2008 applicable to Israel included: (i) recording research and development as fixed capital formation, (ii) measurement of income from financial intermediation, (iii) recording the Central Bank’s output, and (iv) recording of products for further processing in the balance of payments. The process of fully implementing SNA 2008 in Israel will take several years and will be accompanied by additional adjustments to the Balance of Payments Manual 6 (“BPM6”) and the new international merchandise trade statistics guide. Further changes have been reflected in the classification of economic activities in Israel, as the classification is in accordance with the new International Standard Industrial Classification (“ISIC Rev4”). Moreover, there has been integration of the 2006 input-output tables that describe the relationships between various industries, as well as between the industries and the final uses (private consumption, general government consumption, fixed capital formation and exports).

These methodology changes resulted in a restatement of the growth rates for 1995 through 2012, as well as certain other indicators including the debt-to-GDP ratio and the budget deficit as a percentage of GDP. Therefore, any economic data deriving from such growth rates and/or GDP figures calculated according to the methodology in place prior to August 2013 may not be directly comparable to the data deriving from the growth rates and/or GDP figures calculated according to the new methodology implemented by the CBS.

The Israeli economy grew at a pace of 4.0% in 2016, an acceleration compared to the growth rates of 2.5% in 2015 and 3.2% in 2014. The slowdown in growth during 2014 and 2015 can be attributed to exogenous factors including the slowdown in economies around the world, which contributed to the slowdown in Israeli exports, the appreciation of the Israeli NIS during the first half of 2014, and Operation Protective Edge which took place in July and August 2014 and weighed on the economy. In 2016, GDP increased by 4.4%, 5.4%, 4.1% and 4.6% in the first, second, third and fourth quarters, respectively, in each case compared to the previous quarter at an annualized rate. In the first quarter of 2017, the growth rate slowed to 1.2%, reflecting a sharp decrease in the number of passenger cars purchased in 2017 compared to 2016; in anticipation of a change in tax on new cars that took effect in the beginning of 2017, there was an increase in car purchases in the second half of 2016.

The budget and economic plan for the fiscal years of 2017 and 2018 was approved by the Knesset on December 22, 2016, and the deficit target for both years was set at 2.9% of GDP. In the 2015 – 2016 budget, the deficit target for both years was set at 2.9% of GDP, but the actual deficit for both years was 2.1% of GDP.

In 2016, the Government continued its debt-reduction policy, reducing Government debt as a percentage of GDP by 1.8% compared to 2015, to a level of 60.6% for 2016. Public debt (including local authorities’ debt) as a percentage of GDP continued its declining path, falling to a level of 62.2% at the end of 2016, a decline of 1.7% relative to 2015. After a deviation from the budget deficit target in 2012 (the actual budget deficit amounted to 3.9% of GDP during 2012 compared to a target of 2.0% of GDP), the actual budget deficit in 2013 was reduced to 3.1% of GDP, significantly below the deficit target of 4.3% of GDP. The downtrend of the deficit continued in 2014, as the deficit to GDP ratio amounted to 2.7%, below the 3.0% target. In 2015, tax revenues were higher than expected, and expenditures were lower than expected, leading to a 2.1% budget deficit for 2015. The budget deficit for 2016 was 2.1%, below the deficit target of 2.9% of

GDP. As part of the budget and economic plan for fiscal years 2017 and 2018, the Government set the budget deficit target at 2.9% of GDP for each year.

The inflation rate in 2016 was -0.2% at year-end, below the Bank of Israel’s target range of 1% to 3%. The consumer price index (“CPI”) increased between May 2016 and May 2017 by 0.8%. The NIS/USD exchange rate as of December 31, 2014 stood at 3.889, which represents a depreciation of 12.0% during 2014. The NIS/USD exchange rate as of December 31, 2015 was 3.902, a slight depreciation relative to December 31, 2014. The NIS/USD exchange rate as of December 30, 2016 was 3.845, an appreciation of 1.5% relative to December 31, 2015. The NIS/USD exchange rate as of May 31, 2017 stood at 3.651, representing a significant appreciation of approximately 7.4% relative to December 30, 2016.

In November 2016, Fitch Ratings upgraded Israel's foreign currency credit rating. During 2016, there was no change in Israel’s foreign currency credit rating from Standard & Poor’s (“S&P”) and Moody’s Investor Services, both of which continued their stable outlook.

Israel’s economy continues to be affected by current global economic conditions and the slow-growth climate in the global environment, particularly in Europe. Europe continues to face uncertainty as some “eurozone” countries face moderate to low growth and low inflation. The continued sluggish growth in the European Union (EU), which is one of Israel’s major trade partners, could have a material adverse impact on Israel’s balance of trade and thereby adversely affect Israel’s financial condition. Since late 2009, several “eurozone” governments, including Greece, Spain, Italy, Ireland, Portugal, France and Cyprus, have experienced rising national debt levels coupled with the downgrade of the credit ratings of their government debt. As a result, there has been significant price volatility in the secondary market for sovereign debt of European and other nations. Additionally, speculation regarding the inability of Greece and other “eurozone” governments to pay their national debts remains uncertain, although these concerns have eased in recent years. Another global economic condition that has had a negative impact on the Israeli economy is the slowdown in key emerging economies, including China and Brazil, which has contributed to the slowdown in Israeli exports. The beginning of the retreat of the Board of Governors of the U.S. Federal Reserve System from its past accommodative monetary policy may also influence the Israeli economy.

Although Israel’s economy has sustained moderate rates of growth in recent years, there can be no assurance that Israel’s economy will continue to grow in a prolonged negative global economic climate.

Balance of Payments and Foreign Trade

Israel had a current account surplus of 3.9% of GDP in 2016. This surplus follows thirteen years of a positive surplus in the current account. The current account balance decreased steadily from the second half of 2010 through the first quarter of 2012. This decrease was partially attributable to the cessation of natural gas flowing from Egypt and the slowdown in the extraction of natural gas from Yam Tethis reservoir, the combined effect of which required Israel to import expensive alternative fuels during 2011 and 2012. The production of natural gas from the Tamar reservoir, which started in late March 2013, and the decline in fuel prices since the second half of 2012, contributed to an improvement in the current account balance since the second half of 2012 into 2013, 2014, 2015 and 2016. In the first half of 2014, the current account surplus was 4.8%. In the third quarter of 2014, a sharp decrease of the surplus was recorded, mainly due to the negative effects of Operation Protective Edge. In the fourth quarter of 2014, there was an improvement in the current account surplus, but the surplus remained lower than the levels recorded in the first half of 2014.

During the first three quarters of 2015, the upward trend in the current account surplus continued, as the surplus amounted to 3.7%, 4.8% and 6.1% of GDP in the first, second and third quarters, respectively. The third quarter figure was the highest surplus recorded since 2007. In the fourth quarter of 2015, the current account surplus decreased to 4.6% of GDP, and a further decrease was recorded in the first quarter of 2016, reaching a level of 3.9%. In the second quarter of 2016, an improvement was recorded in the current account surplus, which increased to 4.2% of GDP, but in the third quarter the current account surplus decreased, amounting to 2.4% of GDP. In the fourth quarter of 2016, an improvement was recorded, as the surplus increased to 4.0% of GDP. For the year 2016, the surplus amounted to 3.9% of GDP, a decrease relative to 5.1% in 2015. In the first quarter of 2017, the current account surplus declined to 3.0% of GDP.

After decreases in exports and imports of goods and services in 2015, exports and imports increased in 2016. As a result, Israeli net exports decreased from the high surplus of $8.9 billion in 2015 to a surplus of $6.6 billion in 2016. Compared to 2015, exports in real NIS terms recorded a growth rate of 3.0% in 2016, while imports increased by 9.4% in 2016. The decrease of the Israeli exports of goods during 2016 (in U.S. dollars at current prices) was reflected in a decrease of exports to the United States (-2.9%), the EU (-1.9%), Asia (-11.8%) and other destinations (excluding Asia, -4.7%). Accordingly, in 2016 the share of exports to the EU increased by 1.0% (from 25.1% in 2015 to 26.0% in 2016), the share of exports to the United States increased by 0.8% (from 28.3% in 2015 to 29.0% in 2016), and the share of exports to other destinations (excluding Asia) increased by 0.2% (from 19.0% in 2015 to 19.2% in 2016). On the other hand, in 2016 the share of exports to Asia decreased by 1.9% (from 27.6% in 2015 to 25.8% in 2016).

Following the downward trend recorded in exports and imports of goods in the first three quarters of 2015, since the fourth quarter of 2015, imports and exports have been on an upward trend. Following a decrease of 0.2% in the first quarter of 2016, in the second, third and fourth quarters of 2016, exports of goods (in U.S. dollars at current prices) grew by 1.6%, 0.4% and 2.1%, respectively. This upward trend continued in the first quarter of 2017 with an increase of 1.5%. Imports of goods increased by 0.5%, 4.5%, 0.8% and 2.2% in the first, second, third and fourth quarters of 2016, and imports of goods decreased by 0.3% in the first quarter of 2017.

The growth of imports in 2015 and 2016 was limited due to the local production of natural gas, which offset the imports of certain energy-related products, and the decline in the commodities’ prices, in particular, energy prices.

On March 30, 2013, natural gas production at the Tamar reservoir began. The gas flowing from Tamar is being used mainly for domestic electricity production and has led to a significant decrease in energy-related imports. Following the beginning of gas production from Tamar, there were appreciation pressures on the NIS, leading the Bank of Israel to intervene in the foreign exchange market for the first time since 2011. Since the intervention, the Bank of Israel has purchased a total of $11.25 billion in foreign currency within the framework of the gas plan, including $3.5 billion during 2014, $3.1 billion during 2015, $1.8 billion during 2016, and $0.75 billion in the first five months of 2017.

During 2014, the Bank of Israel had unplanned purchases of $3.5 billion in foreign currency. During 2015, the Bank of Israel had unplanned purchases of $5.7 billion, bringing foreign currency purchases to $8.8 billion in 2015. During 2016, the Bank of Israel had unplanned purchases of $4.2 billion, bringing foreign currency purchases to $6.0 billion in 2016. In November 2016, the Bank of Israel projected that the overall effect of natural gas production on the balance of payments in 2017 would be $1.5 billion, and the Bank announced that it would purchase foreign currency during 2017 accordingly. The Bank of Israel intends to continue such purchases of foreign currency until Israel’s sovereign wealth fund becomes operational, which is anticipated in 2020 (subject to legislative review by the Knesset). In the first five months of 2017, the Bank of Israel had unplanned purchases of $4.5 billion.

Israel is a party to free trade agreements with its major trading partners, and it is one of the few nations that has signed free trade agreements with both the United States and the EU.

Fiscal Policy

The budget deficit amounted to 2.1% of GDP in each of 2015 and 2016, below the budget deficit target of 2.9% of GDP for these years. Since 2009, the budget deficit has been on a declining path, with the exception of 2012. In 2009, the budget deficit amounted to 4.8% of GDP, due to a decrease in tax revenues resulting from the global financial crisis (the 2009 budget deficit target was set at 6%); 3.5% of GDP in 2010 (the 2010 budget deficit target was set at 5.5%); 3.1% in 2011 (the 2011 budget deficit target was set at 3.0%); 3.9% in 2012 (the 2012 budget deficit target was set at 2.0%); 3.1% in 2013 (the 2013 budget deficit target was set at 4.3%); 2.7% in 2014 (the 2014 budget deficit target was set at 3.0%); and 2.1% in each of 2015 and 2016 (the 2015 and 2016 budget deficit targets were set at 2.9%). Pursuant to recent legislation, the budget deficit target is set at 2.9% of GDP for 2017 and 2018.

In accordance with the Government’s long-term fiscal policy, the Knesset revised the government expenditure ceiling set forth in the Expenditure Law (as defined in “Public Finance — Fiscal Framework,” below). The revision modified the formula used to calculate the annual budget, beginning with the 2015 – 2016 budget. Under the modified formula, the expenditure ceiling is calculated based on the average population growth rate in the three years prior to the submission of the Expenditure Law, plus the ratio of the medium-term debt target (50%) to the current debt-to-GDP ratio. The modified formula is based on the three-year average population growth rate in order to ensure a consistent increase in expenditure per capita.

Inflation and Monetary Policy

The inflation rate over the last decade (2006 – 2016) was near the middle of the Government’s target range (1% – 3%) and stood at approximately 1.8% annually on average. The changes in the CPI reflect a rise in the prices of commodities, housing, and agricultural products. Measured at year-end, the CPI rose by 2.7% in 2010, 2.2% in 2011, 1.6% in 2012 and 1.8% in 2013. In 2014, the CPI decreased by 0.2%. Since June 2014, the inflation rate has been below the lower end of the Government’s target range and, since September 2014, the inflation rate has been negative. In 2015, the CPI decreased by 1.0%. In 2016, the CPI decreased by 0.2%. Since the beginning of 2017, the inflation rate has returned to positive territory but is still below the lower bound of the target range. The CPI increased by 0.8% during the twelve-month period ending May 31, 2017.

Because of the slowdown in the Israeli and global economies, the Bank of Israel lowered its key interest rate to 0.5% in the middle of 2009. As Israel’s economy recovered and continued to grow, the Bank of Israel began to gradually increase its key interest rate until it peaked at 3.25% in June 2011. The Bank of Israel then repeatedly reduced its key interest rate by 0.25%, beginning in September 2011. In May 2013, the Bank of Israel announced that it would further reduce the interest rate by 0.5%, to 1.25%. In March 2014, the Bank of Israel reduced its key interest rate to 0.75%. In August and September 2014, the Bank of Israel reduced its key interest rate twice, each time by 0.25%, to 0.25%. In March 2015, the Bank made another interest rate cut, lowering its key interest rate to 0.1%. The last interest rate cuts were made primarily because of the appreciation of the NIS. The real interest rate averaged -0.2%, -0.6%, -0.5% and -0.1% in 2013, 2014, 2015 and 2016, respectively, after two years of positive real interest rates of 0.2% and 0.1% in 2011 and 2012, respectively. In 2009 and 2010, the real interest rate was negative (-1.0% and -1.2%, respectively). As of the end of May 2017, the real interest rate, less inflation expectations, was -0.4%.

In recent years, Israel has been active in the global sovereign debt markets. In March 2009, Israel issued in the global markets an aggregate $1.5 billion principal amount of 5.125% bonds due 2019. In March 2010, Israel issued in the Euro market an aggregate €1.5 billion ($2.07 billion) principal amount of 4.625% bonds due 2020. In January 2012, Israel issued in the global markets an aggregate $1.5 billion principal amount of 4% bonds due 2022. In January 2013, Israel completed a dual-tranche issuance in the global markets, issuing an aggregate $1 billion principal amount of 3.15% bonds due 2023 and an aggregate $1 billion principal amount of 4.5% bonds due 2043. In January 2014, Israel issued in the Euro market an aggregate €1.5 billion ($2.05 billion) principal amount of 2.875% bonds due 2024. In March 2016, the Government issued $1.5 billion in the global markets, consisting of an aggregate of $1 billion principal amount of 2.875% bonds due March 2026 and $500 million principal amount of 4.50% bonds due January 2043; the 2043 bonds were a further issuance of the 4.50% bonds due 2043, which were issued on January 31, 2013. In October 2016, Israel issued $200 million in the global markets, consisting of 4.50% bonds due 2043; the bonds were a further issuance of the 4.5% bonds due 2043, which were issued on January 31, 2013 and reissued in March 2016. In January 2017, Israel completed a dual-tranche issuance in the Euro market, issuing an aggregate €1.5 billion principal amount of 1.5% bonds due 2027 and an aggregate €750 million principal amount of 2.375% bonds due 2037.

The NIS/USD exchange rate saw an appreciation of the NIS between the second half of 2012 and the end of July 2014, averaging NIS 3.61 for 2013 and NIS 3.48 for the first half of 2014 (compared to NIS 3.86 in 2012). On July 31, 2012, December 31, 2012, July 31, 2013 and December 31, 2013, the NIS/USD exchange rate stood at NIS 3.997, NIS 3.733, NIS 3.566 and NIS 3.471, respectively. On July 24, 2014, the NIS/USD exchange rate stood at its lowest rate since July 2011, slightly above NIS 3.4. In view of this appreciation, the Bank of Israel made two interest rate cuts, as discussed above. In the second half of 2014, the NIS/USD exchange rate saw a depreciation of the NIS, as the rate increased from slightly above NIS 3.4 on July 24, 2014 to slightly below NIS 4.0 as of December 31, 2014. The depreciation trend of the NIS relative to the USD continued into the first months of 2015; in March and April 2015, the exchange rate was occasionally higher than NIS 4.0. Between May 2015 and July 2015, the exchange rate recorded an appreciation of NIS relative to the USD, standing at NIS 3.783 as of July 31, 2015. Between July 31, 2015 and December, 31 2015, the NIS gradually depreciated relative to the USD, reaching NIS 3.902 at the end of 2015 and NIS 3.983 on January 20, 2016. Since then, the NIS appreciated to NIS 3.746 on May 2, 2016 but depreciated again, to NIS 3.90 on June 27, 2016. The NIS appreciated again during the third quarter, standing at 3.746 on September 27, 2016 but, in the fourth quarter of 2016, the NIS depreciated again reaching 3.876 and 3.867 on November 24, 2016 and December 19, 2016. At 2016 year-end, the NIS/USD exchange rate was 3.845. During the first half of 2017, the NIS gradually appreciated, reaching 3.52 on June 19, 2017. Since the beginning of 2015 and until the end of November 2015, the NIS recorded an appreciation relative to the Euro, mainly due to the Quantitative Easing in the “eurozone” as the Euro/NIS exchange rate reached its lowest level at the beginning of March 2017 since 2002; since then, however, the NIS has depreciated relative to the Euro.

In response to a sharp appreciation of the NIS that began in 2008 and continued until mid-2011, the Bank of Israel initiated a two-year policy of daily purchases of foreign currency. In August 2009, the Bank of Israel announced that it would terminate its daily purchasing of foreign currency but planned to continue purchasing such currency when it deems advisable. Between August 2011 and April 2013, the Bank of Israel did not make substantial foreign currency purchases. In May 2013, the Bank of Israel announced its plan to resume purchasing foreign currency to counteract the adverse effects of natural gas production from the Tamar reservoir, which began operating in late March 2013, on the balance of payments. Appreciation pressures on the NIS began following the commencement of production from the Tamar reservoir. The Bank of Israel’s intervention in the foreign exchange market, for the first time since 2011, was intended to offset the appreciation pressure on the NIS resulting from the increased domestic production of natural gas, in order to avoid the phenomenon known as “Dutch disease”, which could negatively impact the Israeli economy. The Bank of Israel purchased $2.1 billion by the end of 2013 and another $3.5 billion in planned purchases during 2014. The Bank of Israel also purchased $3.5 billion in unplanned purchases during 2014. During 2015, the Bank of Israel purchased $3.1 billion in planned purchases, as it announced in December 2014, and purchased another $5.7 billion in unplanned purchases. During 2016, the Bank of Israel purchased $1.8 billion in planned purchases, as it announced in November 2015, as well as another $4.2 billion in unplanned purchases. In November 2016, the Bank of Israel projected that the overall effect of natural gas production on the balance of payments in 2017 would be $1.5 billion and announced that it would purchase foreign currency during 2017 accordingly. In the first five months of 2017, the Bank of Israel purchased $4.5 billion in foreign currency, including $0.75 billion in the context of the aforementioned plan. Since the Bank of Israel’s intervention in the foreign exchange market, the Bank of Israel has purchased a total of $11.25 billion in foreign currency within the framework of the gas plan.

At the end of 2012 and 2013, official reserves stood at $75.9 billion and $81.8 billion, respectively. Due to the resumed purchases of foreign currency by the Bank of Israel, the official reserves increased to $86.1 billion as of the end of 2014 and $90.6 billion as of the end of 2015. The official reserves increased further, amounting to $98.4 billion as of the end of 2016. As of the end of May 2017, the official reserves stood at $107.4 billion.

Labor Market

The rate of unemployment dropped to 4.8% in 2016, compared to 5.3% in 2015, reflecting a significant decrease compared to 5.9% in 2014, 6.2% in 2013 and 6.9% in 2012. The unemployment rate continued the downward trend in the first three months of 2017, reaching 4.3% in January, February and March 2017, and increasing slightly to 4.5% in May 2017. The participation rate increased from 62.6% at the beginning of 2012 to 64.2% in the fourth quarter of 2014. In 2015 and 2016, the participation rate was stable at 64.1%, slightly lower than the 2014 rate. As of May 2017, the participation rate stood at 64.1%. Despite the high participation rate and low unemployment rate, there are no major signs of pressure to increase wages, although the growth rate of wages has significantly accelerated since the beginning of 2015.

Capital Markets

The Tel-Aviv Stock Exchange (the “TASE”) is Israel’s sole stock exchange and the Tel-Aviv 100 (“TA-100”) and Tel-Aviv 25 (“TA-25”) are its main indices and primary indicators of the stock price performance of Israel’s public companies. The TA-100 and TA-25 measure the 100 and 25 companies, respectively, with the highest market capitalization listed on the TASE. The TASE is highly correlated with major stock markets in developed countries. The global financial crisis and overall weakening in global growth starting in 2008 have affected Israel’s public companies. The TA-100 fell by 51.1% in 2008 but recovered in 2009 and 2010, rising by 88.8% and 14.9%, respectively. In 2011, the TA-100 fell by 20.1% and the TA-25 fell by 18.2%. The TASE partially recovered in 2012, with the TA-100 and TA-25 rising by 7.2% and 9.2%, respectively. This recovery continued into 2013 as the TA-100 and TA-25 increased by 15.1% and 12.1%, respectively. During 2014, the TA-100 and TA-25 increased by 6.7% and 10.2%, respectively, and in 2015 the TASE continued its upward trend, as the TA-100 and TA-25 rose by 2.0% and 4.4%, respectively. During 2016, the TA-100 and TA-25 decreased by 2.5% and 3.8%, respectively. In February 2017, the TASE introduced changes to the TA-100 and TA-25 indices, which have been renamed the TA-125 and TA-35, respectively, and now measure the 125 and 35 companies, respectively, with the highest market capitalization listed on the TASE. As of May 31, 2017, the TA-125 recovered from its 2016 decline, increasing by 1.0% in 2017, whereas the TA-35 continued its decline, decreasing by 3.5% in 2017.

In light of the 1.5% appreciation of the NIS against the USD during 2016, the TA-35 decreased by 2.4% in USD terms and 3.8% in nominal terms over the course of the year. The value of the public portfolio of financial assets (a weighted average of the public’s holdings of financial assets and deposits, in Israel and abroad) increased by 8.9% and 6.9% during 2013 and 2014, respectively. In 2015 and 2016, the value of the public portfolio of financial assets increased further by 4.3% and 3.7%, respectively. According to the Bank of Israel estimate, the value of the public portfolio of financial assets shows an increase of 1.4% in the first four months of 2017. In provident funds in 2013, there was a net inflow of assets under management of NIS 2.757 billion. In 2014, there was a net inflow of NIS 5.370 billion. In 2015, there was a net inflow of NIS 8.242 billion. In 2016, there was a net inflow of NIS 11.181 billion. For the first five months of 2017, there was an additional net inflow of NIS 6.690 billion.

The Bank of Israel, together with governmental authorities and regulators, monitors Israeli banks and financial institutions on an ongoing basis, supervising the banking system’s conditions and operations as a whole. In addition, the Bank of Israel cooperates with the Ministry of Finance and the Israel Securities Authority to achieve comprehensive regulation and supervision of Israel’s financial markets, to ensure coordination among the various entities in the financial sector and to set policies and measures that will be implemented and enforced with respect to such entities.

The Bank of Israel and the Ministry of Finance took several measures in 2011, and again in 2017, to assist in facilitating the achievement of monetary and foreign exchange policy goals, which include increasing transparency and investor confidence, improving analytical abilities with respect to transactions in the foreign exchange market, and reducing short-term investments by foreign investors (see “Foreign Exchange Controls and International Reserves,” below).

Political Situation

The State of Israel was established in 1948. Israel is a parliamentary democracy, with governmental powers divided among separate legislative, executive and judicial branches. Israel has no formal written constitution, but rather a set of basic laws that are granted special status, enabling judicial review by the Israeli Supreme Court. Israel’s constitutional jurisprudence is also grounded in judicial decisions and in the State’s Declaration of Independence. The President of Israel is the Head of State. The presidency is largely an apolitical, figurehead role, with the real executive power in the hands of the Prime Minister. The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by universal suffrage under a system of proportional representation (see “State of Israel — Form of Government and Political Parties,” below).

Israel signed peace treaties with Egypt in 1979 and with Jordan in 1994, but past efforts to achieve peace with Syria, Lebanon and the Palestinians have yet to bear fruit. Relations between Israel and the Palestinian Authority continue to be based on existing agreements.

In 2005, Israel withdrew completely from the Gaza Strip (“Gaza”), dismantling all Israeli communities in Gaza and all of its military bases there, as well as four Israeli settlements in the northern West Bank (see “State of Israel — International Relations,” below).

In the summer of 2006, Israel was engaged in a war with Hezbollah, a terror organization based in Lebanon. In June 2007, Hamas, a terror organization, assumed control over Gaza. In December 2008, in response to Hamas’s firing into Israel an increasing number of rockets from Gaza, Israel commenced Operation Cast Lead in Gaza with the goal of suppressing the rocket fire. The operation concluded in January 2009, contributing to relative calm from 2009 into 2011. Operation Cast Lead did not materially affect the Israeli economy. From 2011 into 2012, Hamas resumed and substantially increased its rocket attacks from Gaza, including for the first time using rockets that have the capability of reaching Tel Aviv and Jerusalem. In response, in November 2012, Israel launched Operation Pillar of Defense, a military campaign against terrorist targets in Gaza. Operation Pillar of Defense lasted eight days. In response to Hamas firing rockets from Gaza into Israel in the summer of 2014, in July 2014, Israel took defensive military action and commenced Operation Protective Edge with the goal of suppressing the rocket fire, some of which reached Israel cities and towns almost 100 kilometers away from Gaza. The operation ended in August 2014.

Having been at a standstill since 2009 (despite a brief round of talks beginning in September 2010), Israeli-Palestinian peace negotiations were again initiated, under the auspices of the U.S. Secretary of State, in July 2013. Progress was made but, before the last phase of implementation of a prisoner release by Israel for which Government approval was imminent, the Palestinian Authority breached its commitments and submitted requests to accede to fifteen international conventions. While the talks were suspended, the Palestinians announced a unity pact between Fatah and Hamas, which would lead to a so-called national consensus government. Incorporating Hamas into the Palestinian government, under one guise or another, is unacceptable to Israel as long as Hamas rejects the three benchmarks of the International Quartet (namely, recognizing Israel, accepting existing Israeli-Palestinian agreements, and renouncing violence). Although Israel has expressed its willingness to negotiate without preconditions with Palestinian partners who accept the Quartet’s conditions, Hamas still refuses to do so, leaving negotiations at an impasse. However, improvements have been made in economic and security cooperation with the Palestinian Authority.

In September 2011, the Palestinian Authority filed an application for membership with the United Nations. In November 2012, the General Assembly upgraded the Palestinian Authority’s status in the United Nations from a “non-member observer entity” to a “non-member observer state.”

Beginning in October 2015, there was an increase in acts of violence against Israelis, mostly by individual Palestinians using knives or cars as weapons. This wave of violence was welcomed and encouraged by Hamas and, at first, also by the Palestinian Authority. The Palestinian Authority has, however, continued its security cooperation with Israel and has, in general, become more cautious in expressing encouragement for violence. The overall level of violence has declined, although with occasional renewed flare-ups.

Since January 2011, there has been political instability and civil unrest in numerous Middle East and North African countries, including Bahrain, Libya, Egypt, Tunisia, Yemen and Syria. This unrest has resulted in the removal of long-standing leadership in several of the aforementioned countries and created turbulent political situations in others. As Israel is situated in this region, it closely monitors these events, aiming to protect its economic, political and security interests. The delicate relations between Israel and its neighbors could become even more fragile with the domestic turmoil and change in regimes. Instability in the Middle East and North Africa region have not so far materially affected Israel’s financial or political situation, and countries who have signed peace agreements with Israel have remained committed to them, regardless of internal political developments. Nevertheless, there can be no assurance that such instability in the region will not escalate in the future, such instability will not spread to additional countries in the region, current or new governments in the region will be successful in maintaining domestic order and stability, or Israel’s economic or political situation will not thereby be affected. This uncertainty is highlighted by continued fighting in Syria and Iraq, where the Islamist militia group known as ISIS (Islamist State in Iraq and Syria) is challenging the territorial boundaries of both states.

Since the signing of the Camp David Accords in 1979, peace with Egypt has been important to Israel’s national security. Following the ousting of Egyptian President Hosni Mubarak in 2011, the relationship between Egypt and Israel has been strained, but the election of President Al-Sisi has been accompanied by reassuring statements regarding common interests. Israel does not perceive a material change in the strategic stance of Egypt, and the peace treaty between the two states remains in force.

Moreover, Israel monitors very closely the situation in Syria, in which many dangerous forces operate. The direct threat to Israel from the Syrian military has diminished. Nevertheless, Israel remains vigilant regarding the security challenges posed by its shared border with Syria, possible transfers of strategic weapons (including chemical and biological weapons), and the possibility that the ongoing civil war will devolve into a state of anarchy.

Fundamentalist regimes such as Iran present a deep concern for the international community and especially for states in the region. Since 2011, the prospect of a nuclear Iran has been at the center of international geopolitical discourse. The comprehensive agreement between the P5+1 group and Iran that was reached in July 2015 (Joint Comprehensive Plan of Action or “JCPOA”) conditions international economic sanctions relief, mainly United States and EU sanctions, on Iranian nuclear capabilities reduction and supervision by the International Atomic Energy Agency. With the economic sanctions relief, the primary United States sanctions and other types of sanctions (for non-nuclear activities, such as missiles and terror), will remain in place. There is evidence that Iran continues to violate United Nations Security Council resolutions, so far with limited success of deterrence by the international community.

The military buildup of Hezbollah with more sophisticated weapons that have greater accuracy and longer ranges is one of Israel’s main concerns. Iran, Hezbollah’s main sponsor, has increased its support to Hezbollah since signing the JCPOA, specifically by supplying weapons and parts, know-how, money and training.

Privatization

Historically, the Government has been involved in nearly all sectors of the Israeli economy. In the past several decades, privatization has been an essential element of the broader market reforms initiated by the Government, which aim to promote the growth of the private sector, mainly by enhancing competition. Israel has made substantial progress in recent years, resulting in the privatization of many enterprises owned by the State and the reduction of State subsidization of business enterprises. In total, between 1986 and 2016, 100 Government Companies (as defined in “Role of the State in the Economy,” below) became partially or fully private. The proceeds stemming from these privatizations totaled $14.4 billion. In 2010, privatization proceeds amounted to NIS 4.5 billion (approximately $1.2 billion), partly as a result of the privatization of the State’s interest in two of the five major banks in Israel — Israel’s entire remaining stake in Israel Discount Bank Ltd. and 5% of the outstanding equity securities of Bank Leumi Le-Israel Ltd. On June 9, 2014, the Finance Committee of the Knesset approved the Government’s request to sell its remaining stake in Bank Leumi over the following year. The Government did not exercise its right to sell its remaining stake in Bank Leumi, and the Knesset’s approval expired on June 9, 2015. Currently, the Government holds approximately 6.03% of Bank Leumi’s outstanding equity securities. The Government plans to continue with the process of privatizing its interests in financial institutions, as well as State-owned land, seaports, the Postal Authority, energy and transportation utilities and parts of the defense industry (see “The Economy — Role of the State in the Economy,” below).

Loan Guarantee Program

In 1992, the United States approved up to $10 billion of loan guarantees during U.S. fiscal years 1993 through 1998 to help Israel absorb the influx of immigrants over this period. Israel completed its financings under this program in January 1998. In April 2003, the United States approved up to $9 billion in additional loan guarantees for Israel to be issued during U.S. government fiscal years 2003 through 2005, with an option to extend the program by an additional year. In 2005, the United States approved Israel’s request to extend the $9 billion program for two more years; in 2006, this program was extended again through U.S. fiscal year 2011 (with an option to carry forward unused guarantee amounts for an additional year); and in 2012, the program was extended again through 2016. On October 24, 2012, the United States and Israel entered into an agreement establishing a new framework for administering the extended program. A further extension of the program was signed into law by the President of the United States on December 18, 2015. The new law extends the program until September 30, 2019 (with an option to carry forward unused guarantee amounts for an additional year) and allows the United States to provide access to up to $3.8 billion in future loan guarantees as part of the $9 billion commitment made in 2003.

The amount of guarantees that may be issued to Israel under the loan guarantee program may be reduced by an amount equal to the amount extended or estimated to have been extended by Israel for activities that the President of the United States determines are inconsistent with the objectives and understandings reached between the United States and Israel regarding the implementation of the loan guarantee program. Under the program, the United States issues guarantees with respect to all payments of principal and interest on certain bonds issued by Israel. The proceeds of the guaranteed loans may be used to refinance existing debt. Under the $9 billion loan guarantee program, between September 2003 and November 2004 Israel issued guaranteed notes totaling $4.1 billion face value. Israel has not issued any notes under the loan guarantee program since November 2004, and up to $3.8 billion of U.S. loan guarantees (subject to the reductions described above) remains available.

Table No. 2

Selected Economic Indicators
(In Billions of NIS Unless Otherwise Noted)

	2012	2013	2014	2015	2016
Main Indicators
GDP (at constant 2015 prices)	1,054.3	1,100.5	1,135.3	1,163.8	1,210.8
Real GDP growth	2.4%	4.4%	3.2%	2.5%	4.0%
GDP per capita (at constant 2015 prices)	133,340	136,605	138,247	138,923	141,706
GDP per capita, percentage change	0.5%	2.4%	1.5%	0.5%	2.0%
Inflation (change in CPI – annual average)	1.7%	1.5%	0.5%	-0.6%	-0.5%
Industrial production	4.0%	0.5%	1.2%	2.2%	1.7%
Business sector product (at constant 2015 prices)	778.6	817.4	842.6	862.2	898.9
Permanent average population (thousands)	7,907	8,056	8,212	8,377	8,544
Unemployment rate(1)	6.9%	6.2%	5.9%	5.3%	4.8%
Foreign direct investment (net inflows, in billions of dollars)	9.0	11.8	6.0	11.3	11.9
Trade Data
Exports (F.O.B) of goods and services (NIS, at constant 2015 prices)	355.7	368.4	373.6	357.6	368.4
Imports (F.O.B) of goods and services (NIS, at constant 2015 prices)	313.1	312.1	324.1	322.4	352.9
Government Debt(2)
Total gross government debt (at end-of-year current prices)(3)	666.8	696.3	715.8	726.7	740.8
Total gross government debt as percentage of GDP	67.1%	65.7%	64.8%	62.4%	60.6%
External Debt
External debt liabilities (in millions of dollars, at year end)	100,497	99,988	94,176	85,917	87,734
Net external debt (in millions of dollars, at year end)	-70,273	-84,105	-103,093	-122,161	-133,746
Revenues and Expenditures (net)
Revenues and grants	238.7	260.6	273.7	289.8	301.4
Expenditures	377.0	389.5	402.6	381.7	424.7
Expenditures other than capital expenditures	262.8	278.6	287.0	293.3	312.6
Development expenditures (including repayments of debt)	114.2	110.9	115.6	88.3	112.2
Repayments of debt	98.0	94.4	99.1	66.7	88.1

(1)	Reflects changes in the Central Bureau of Statistics’ labor survey methodology, resulting in higher values in the unemployment rate line items.
(2)	Government debt excluding local authorities’ debt.
(3)	Risk Management Dept., Debt Unit, Ministry of Finance.
Sources:	Central Bureau of Statistics, Bank of Israel and Ministry of Finance.

STATE OF ISRAEL

Introduction

Israel is a highly developed, industrialized democracy. Real GDP increased at an annual average rate of 3.8% between 1996 and 2016, while GDP grew 4.0% in 2016. Israel has seen marked improvements in many economic indicators in recent decades. GDP growth has been steady and consistent, with the exception of a contraction during the global slowdown of the early 2000s and fluctuating growth rates surrounding the global financial crisis and the European debt crisis. Since the second half of 2011, there has been a slowdown in the Israeli economy, primarily in the areas of exports and fixed capital formation.

In the early 2000s, GDP contracted as a result of ongoing security challenges in Israel, as well as the economic slowdown that followed the burst of the dot-com bubble. An economic recovery began in 2003 and accelerated between 2004 and 2008. During the period between 2003 and 2008, GDP increased by 4.8% on average per year. This growth can be attributed to a reduction in the fiscal deficit and the size of the government, a global economic recovery, growth in the Israeli high-tech sector, relatively low real interest rates, and improvement in the security situation.

The global financial crisis caused a slowdown in growth starting in the second half of 2008 and through the first half of 2009. In 2009, GDP grew by 1.4%. Although the Israeli economy was affected by the global crisis, it was affected to a lesser extent compared to other developed economies. Several unique factors and characteristics of Israel’s economy and financial system served to ameliorate the negative effects of the global financial crisis. The factors include the low budget deficit, a current account surplus, the resilience and strength of State supervision over the banking system, a stable real estate market, and limited exposure of Israeli financial institutions to toxic foreign assets such as those associated with U.S. subprime mortgages.

Israel was therefore able to recover from the global financial crisis relatively quickly, with GDP growing at 5.7% and 5.1% in 2010 and 2011, respectively, although growth significantly slowed in the fourth quarter of 2011 due to the deterioration in Europe’s fiscal condition and the high levels of economic uncertainty around the world. This slowdown continued into 2012, as the Israeli economy grew by 2.4% and was evident in all GDP components, with the exception of public consumption. In particular, the growth rate of the fixed capital formation was negative in the last three quarters of 2012. Operation Pillar of Defense, which took place in November 2012, also weighed on economic growth, although GDP grew by 4.1% in the fourth quarter of 2012.

In 2013, the Israeli GDP grew by 4.4%. During the first quarter of 2013, the Israeli economy grew by 3.6%. In the second quarter, growth accelerated to 7.2%, mainly due to the commencement of gas production in the Tamar reservoir and the relatively high volume of start-up companies’ exports. In the third quarter, growth slowed to 4.1% mainly due to a significant decline in goods and services exports. This decline stemmed largely from softening export sales in the pharmaceuticals sector and from a significant regression in the start-up companies’ exports. In the fourth quarter, the growth rate stood at 1.9%.

In 2014, the Israeli GDP grew by 3.2%. In the first quarter of 2014, the Israeli economy grew by 3.2%, mainly due to acceleration in private and public consumption. In the second quarter, the growth rate was 2.9%. In the third quarter of 2014, the growth rate for the Israeli economy declined to 2.2% as Operation Protective Edge, which took place in July and August, weighed on economic activity. In the fourth quarter of 2014, the Israeli economy recovered from the previous quarterly slowdown and grew 4.9% due to acceleration in all GDP components excluding public consumption.

In 2015, the Israeli GDP grew by 2.5%, with fixed capital formation and exports of goods and services recording negative growth rates for the first two quarters of the year. During the first quarter of 2015, the Israeli economy grew by 2.6%, mainly due to an increase in private consumption. In the second quarter of 2015, the growth rate declined to 0.1%, with a contraction of 9.3% in exports of goods and services, along with contraction of 2.4% in fixed capital formation. The GDP grew by 2.1% and 4.5% in the third and fourth quarters, respectively, as improvement was recorded in all GDP components.

In 2016, the Israeli GDP grew by 4.0%. The quarterly growth rates (at annual pace) were higher than 4.0% for each quarter. In the first quarter of 2016, the GDP increased by 4.4%, reflecting a high growth rate in all GDP components with the exception of the public consumption, which decreased as compared to the previous quarter due to the late approval in November 2015 of the Government budget for 2015 – 2016. In the second quarter of 2016, the growth rate accelerated to 5.4%, as improvement in the growth rates was recorded in all GDP components except fixed capital formation, which slowed from a growth rate of 22.7% in the first quarter to 7.5% in the second quarter. In the third quarter of 2016, the GDP grew by 4.1% and, in the fourth quarter, the GDP increased by 4.6%, mainly due to a sharp increase in the number of purchases of passenger cars.

Israel has made substantial progress in opening its economy since 1990, removing major trade barriers as well as tariffs. Israel has entered into free trade agreements with its major trading partners and is one of the few nations to sign free trade agreements with both the United States and the EU. Israel has also signed free trade agreements with the European Free Trade Association (“EFTA”) in addition to Canada, Turkey, Jordan, Egypt and Mexico. In September 2010, Israel became a full member of the Organization of Economic Co-operation and Development (“OECD”), following a unanimous vote by OECD members.

The total budget deficit, excluding net lending and the realized profits of the Bank of Israel, averaged 3.8% of GDP between 2001 and 2004, primarily as a result of a decline in GDP and in tax revenues in those years. The implementation of a decisive fiscal policy starting in mid-2003, backed by loan guarantees from the U.S. government, contributed significantly to macroeconomic stability by raising fiscal credibility and lowering economic uncertainty. In 2005 and 2006, the total budget deficit amounted to 1.7% and 0.9% of GDP, respectively, and the budget was balanced in 2007, mainly reflecting higher than expected tax revenues. In 2008, the budget deficit increased to 2.1% of GDP due to continued reduction in tax revenues, as well as the slowdown in economic activity and negative developments in global and local capital markets (all of which had a negative effect on tax revenues). In 2009, the budget deficit target was 6%, but the actual deficit stood at 4.8%. While the 2010 budget called for a 5.5% deficit target, the actual deficit was significantly lower at 3.5%, largely due to higher than expected revenues. In 2011, Israel continued to lower its deficit to 3.1%, just slightly above the target of 3%. In 2012, the budget deficit reached 3.9% of GDP, significantly exceeding the Government’s deficit target of 2% of GDP, mainly due to lower than expected tax revenues. In 2013, the budget deficit decreased to 3.1% as a result of implementation of fiscal consolidation measures by the Government, on both income and expenditure sides, and from one-off tax revenues (“trapped profits” on sales of startup companies). In 2014, the budget deficit target was 3.0%, but the actual deficit was 2.7%, largely due to lower than expected expenditures, despite the effects of Operation Protective Edge in the third quarter of 2014. In 2015, the budget deficit was 2.1%, lower than the Government’s deficit target of 2.9%, mainly due to greater tax revenues than forecasted and lower expenditures due to the Government having operated on a monthly budget of no more than one-twelfth of the 2014 budget until the 2015 budget was approved and passed into law on November 19, 2015. The low deficit level continued in 2016, as the budget deficit amounted to 2.1%, lower than the Government’s deficit target of 2.9%.

The unemployment rate has fallen consistently throughout the past decade, except for a temporary increase during 2009. In 2012, the unemployment rate was 6.9%, and the unemployment rate declined to 6.2% in 2013, 5.9% in 2014, 5.3% in 2015 and 4.8% in 2016, a very low rate relative to historical and international norms. The reduction in unemployment in recent years was accompanied by an improvement in the labor participation rate. The participation rate in 2016 was 64.1%, continuing a trend of incremental improvement from 59.4% in 2002.

One of Israel’s most important resources is its highly educated work force. Based on OECD reports, in 2015 approximately 48% of adults between the ages of 25 and 64 had attained tertiary education, compared to the 36% OECD average. Between 1990 and 2003, approximately 1.1 million people immigrated to Israel, increasing Israel’s population by approximately 23%. Most of these new immigrants were highly educated and had strong academic and professional backgrounds mainly in science, management, medicine and other technical and professional fields. Although this wave of immigration initially placed a strain on the economy by raising the budget and trade deficits and contributing to a relatively high level of unemployment, these immigrants were ultimately successfully integrated into the economy. According to the Bank of Israel, in 2016 the unemployment rate among immigrants who came to Israel during the first half of the 1990s was 3.9%, which is lower than the general unemployment rate of 4.8%.

Over the past three decades, Israel has gradually made progress in reducing hostilities with its Arab neighbors. The first peace agreement between Israel and a hostile neighbor country was signed in 1979 in the form of the Camp David Accords with Egypt. In September 1993, Israel and the Palestinian Liberation Organization (“PLO”) signed a Declaration of Principles, a turning point in Israeli-Arab relations. Israel also signed a peace treaty with Jordan in 1994. Further agreements have also been signed between Israel and the PLO. In the early 2000s, unrest in the areas under the rule of the Palestinian Authority posed a setback to the peace process. Since 2003, there has been an improvement in the political affairs in the West Bank area, which is reflected by a relative decline in the number of terrorist attacks and security incidents stemming from the West Bank. In 2005, Israel implemented a unilateral disengagement plan, according to which the State dismantled and evicted all Israeli communities in Gaza, four Israeli towns in the northern West Bank and all of its military personnel in those areas. During July and August 2006, Israel was engaged in a war with Hezbollah, a terror organization based in Lebanon. The conflict has been termed the Second Lebanon War (see “International Relations,” below).

After the Israeli disengagement from Gaza, Hamas, a terror organization, assumed administrative control over Gaza and began launching rockets and mortar rounds into Israel, as well as smuggling weapons and ammunition through tunnels under the Egypt-Gaza border, resulting in Israel military responses in 2008 (Operation Cast Lead), 2012 (Operation Pillar of Defense), and 2014 (Operation Protective Edge) to protect Israelis from attacks (see “International Relations,” below).

Since January 2011, there has been political instability and civil disobedience in numerous Middle East and North African countries. This unrest has resulted in the removal of long-standing leadership in several of the aforementioned countries and created turbulent political situations in others. As Israel is situated in the center of this region, it closely monitors these events, aiming to protect its economic, political and security interests. Instances of instability in the Middle East and North Africa region have not materially affected Israel’s financial or political situation so far, and countries who have signed peace agreements with Israel have remained committed to them, regardless of internal political developments. However, there can be no assurance that such instability in the region will not escalate in the future, such instability will not spread to additional countries in the region, current or new governments in the region will be successful in maintaining domestic order and stability, or Israel’s economic or political situation will not thereby be affected.

Geography

Israel is located on the western edge of Asia bordering the Mediterranean Sea. It is bordered to the north by Lebanon and Syria, to the east by Jordan, to the west by the Mediterranean Sea and Egypt, and to the south by Egypt and the Gulf of Eilat. Israel has a total land area, excluding Gaza and the West Bank, of approximately 21,500 square kilometers or 8,305 square miles, approximately the size of the state of New Jersey. Jerusalem is the capital of Israel.

Population

Israel’s population, including Israeli citizens residing in the West Bank, but not including foreign nationals residing in Israel for employment purposes, is estimated at 8.63 million as of the end of 2016. This is an increase of 2.0% from 8.46 million in 2015, following 2.0% growth in 2015 from 8.30 million people in 2014 and 2.0% growth in 2014 from 8.13 million people in 2013. Between 1990 and 2016, Israel’s population grew by 89.3%, largely as a result of immigration from the former Soviet Union. In 2015, 11.0% of the population was 65 years of age or older, 31.8% was between the ages of 35 and 64, 29.0% was between the ages of 15 and 34, and 28.3% was under the age of 15. 91.2% of the population lives in urban areas, with 18.7% of the population living in Israel’s three largest cities: Jerusalem (population 857,800), Tel-Aviv (population 429,500) and Haifa (population 278,000).

The Israeli population is composed of a variety of ethnic and religious groups. In 2015, 75.0% of the total Israeli population was Jewish, 17.6% Muslim, 2.0% Christian, and 1.6% was Druze. The State’s

Declaration of Independence and various decisions of the Supreme Court of Israel guarantee freedom of worship for all Israeli citizens. Hebrew and Arabic are the official languages in Israel, while English is commonly used.

In 2009, the Haredi Jewish community comprised approximately 9.9% of Israel’s population. The Haredi community is characterized by a high fertility rate, which is expected to gradually increase its demographic share among the general population. Based on the demographic projections of the Central Bureau of Statistics, it is anticipated that by 2019 the Haredi community will comprise 12.4% of the population, and by 2039 it will comprise 19% of the population. The Haredi community is also characterized by a relatively low participation rate in the labor market, particularly among men.

There is concern that Haredi demographic trends may, over the long-term, contribute to a lower aggregate participation rate in Israel’s labor market, thereby adversely affecting GDP growth. The impact of Haredi demographic growth may be significant with respect to tax revenue, due to lower revenues from taxation of labor. However, due to several governmental initiatives, in recent years there has been a steady increase in the participation rate among the Haredi community. It is anticipated that these governmental initiatives will continue to positively affect the Haredi participation rate, thereby moderating the negative impact of Haredi demographic trends on Israel’s long-term economic and fiscal prospects.

Immigration

Israel has experienced a continuous flow of immigrants, in part due to its Law of Return, which provides that Jews, those of Jewish ancestry, their spouses and converts to Judaism, have the right to immigrate and settle in Israel and gain citizenship. In 2012, 16,560 immigrants arrived in Israel, a decrease of 2.0% compared to 2011. In 2013, 16,929 immigrants arrived in Israel, an increase of 2.2% compared to 2012. In 2014, 24,112 immigrants arrived in Israel, an increase of 42.4% compared to 2013. In 2015, 27,908 immigrants arrived in Israel, an increase of 15.7% compared to 2014. In 2016, 25,977 immigrants arrived in Israel, a decrease of 6.9% compared to 2015.

Between 1990 and 2003, a substantial influx of immigrants, totaling 1.1 million, increased Israel’s population by more than 23%, putting total population growth for that period at 42.5%. Approximately 83% of the immigrants came from the former Soviet Union and many were highly educated. Of those over the age of 15, 58% had academic backgrounds comprising over 13 years of schooling and approximately 62% held scientific, academic, managerial, technical or other vocational degrees. This influx of highly skilled workers has contributed to the growth of the Israeli economy since 1990 (see “The Economy — Employment, Labor and Wages,” below).

Form of Government and Political Parties

Israel was established in 1948 as a parliamentary democracy with governmental powers divided among the legislative, executive and judicial branches. Israel has no formal written constitution but rather a number of basic laws which govern the fundamental functions of the state, including the electoral system, the government, the legislature and the judiciary system, and which guarantee the protection of property, life, body and dignity, as well as the right to privacy and freedom of occupation. These basic laws were granted a special status by the Israeli Supreme Court in comparison to other laws and, in some cases, cannot be amended except by an absolute majority vote of the Knesset. All citizens of Israel, regardless of race, religion, gender or ethnic background, are guaranteed full democratic rights. Freedom of worship, speech, assembly, press and political affiliation are embodied in the State’s laws, judicial decisions and Israel’s Declaration of Independence.

The President of Israel is the Head of State. The President has an apolitical, figurehead role, with the real executive power lying in the hands of the Prime Minister. The current President, Reuven “Rubi” Rivlin took office in June 2014. Presidents are elected by the Knesset for a seven-year term and cannot be reelected for an additional term. The President has no veto powers and the duties of the office are mainly ceremonial.

The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by nation-wide voting under a system of proportional representation. The Knesset is elected for a four-year term, although most governments have not served a full term and early elections are a frequent occurrence.

The legal voting age for Israeli citizens is eighteen. Elections are overseen by the Central Elections Committee and are held in accordance with the Knesset Elections Law. Early elections can be called by a majority vote of Knesset members on a bill to dissolve the Knesset or by an edict of the Prime Minister approved by the President, and normally occur on occasions of political stalemate and inability of the Government to obtain the Knesset’s support for its policies. Failure to obtain Knesset approval to the annual budget by March 31 (three months after the start of the fiscal year) also triggers early elections.

Israel uses the closed list method of party-list proportional representation, whereby citizens vote for their preferred party and have no influence over the position of individual candidates placed on the party list. The 120 seats in the Knesset are assigned proportionally to each party that received votes, provided that the party meets or exceeds a 3.25% electoral threshold. Parties are permitted to form electoral alliances so as to gain enough collective votes to meet the threshold (the alliance as a whole must meet the threshold, not the individual parties) and thus be allocated a seat. Following the elections, and after consulting with different parties’ representatives, the President selects a member of the Knesset to form the Government. While the selected Knesset member typically is the leader of the party receiving the most seats, it is not required to be so. If the selected Knesset member successfully assembles a coalition, then he or she becomes Prime Minister. In the event a party wins 61 or more seats in an election, such party can form a viable government without having to form a coalition. However, no party has ever won 61 seats in an election. Thus, a coalition has always been required to form a government, with those remaining outside the coalition comprising the opposition. Israel’s most recent general election was held on March 17, 2015. Following the elections, the President selected Benjamin Netanyahu of the Likud Party to form a coalition government. After successfully forming a coalition government in May 2015, Benjamin Netanyahu became the Prime Minister of Israel for the fourth time.

Since the establishment of the State in 1948, the Government has been a coalition government led most often by Avodah (Labor), Likud or a predecessor of these parties. In the March 2015 election, a new party, Kulanu, gained 10 seats in the Knesset. The following table sets forth the distribution of current Knesset seats by political party as of June 30, 2017.

Table No. 3

Distribution of Knesset Seats by Party
(As of June 30, 2017)

	Number of Seats
Likud	30
Zionist Union (formerly Labor)	24
Joint List (Union of three Arab Parties)	13
Yesh Atid	11
Kulanu	10
Ha’Bayit Ha’yehudi (Jewish House)	8
Shas	7
Israel Beitenu	6	(1)
United Torah Judaism	6
Meretz	5
Total	120

(1)	In March 2017, the Knesset House Committee declared Knesset member Orly Levy-Abekasis as “resigned” from the Israel Beitenu party. Therefore, she is no longer part of that faction and cannot join any other faction, and instead maintains the status of a “Single MK” who resigned from her faction.

In May 2015, Prime Minister Benjamin Netanyahu formed a coalition government consisting of the following parties: Likud, Kulanu, Ha’Bayit Ha’yehudi, Shas, and United Torah Judaism. The Prime Minister appointed Moshe Kahlon as Minister of Finance. In May 2016, the Israel Beitenu party joined the coalition government.

The Judicial System

The Israeli judicial system, which functions independently from the executive and legislative branches, is comprised of civil courts and tribunals, as well as religious and military tribunals.

The civil courts, which have jurisdiction over civil, administrative and criminal matters, are administered by the Directorate of Courts, a separate unit operating within the Ministry of Justice. The civil courts consist of Magistrates Courts, District Courts, the Supreme Court and Labor Courts. Religious tribunals, which operate under the auspices of the Ministry of Religious Services, have jurisdiction with respect to certain personal status matters. In addition, there are military tribunals that operate under the auspices of the Ministry of Defense and are authorized to try soldiers for military and civil offenses.

Within the civil court system, the Magistrates Courts are courts of first instance. They have jurisdiction over criminal matters generally relating to offenses carrying a potential sentence of less than seven years imprisonment, and civil matters for claims of less than NIS 2.5 million or claims involving the use and possession of real estate. The Magistrates Courts also sit as specialized courts based upon subject matter: Municipal Courts, Family Courts, Small Claims Courts, Traffic Courts, Rent Courts and Juvenile Courts. There are 31 Magistrates Courts.

The six District Courts — Jerusalem, Tel-Aviv, Haifa, Beer Sheba, Nazareth, and Central Region (Lod) — are courts of first instance in matters that are not within the jurisdiction of Magistrates Courts. District Courts also have jurisdiction in cases concerning corporations and partnerships, arbitration issues, administrative matters (e.g., appeals on tax matters, government tenders, planning and building issues, and other petitions against decisions of government bodies and authorities) and intellectual property matters, as well as appeals of Magistrates Court decisions. The Jerusalem District Court has exclusive jurisdiction with respect to certain matters, such as election appeals, extradition and antitrust issues. The Haifa District Court also functions as the Maritime Tribunal and has exclusive jurisdiction in maritime matters. In addition, the Tel Aviv District Court operates a “Financial Department,” which has exclusive jurisdiction in certain financial matters such as derivative actions and class actions in connection with securities.

The Supreme Court, which is composed of fifteen justices, sits as an appellate court in review of trial court judgments and appellate decisions of the District Courts. In addition, the Supreme Court sits as the High Court of Justice, a court of first instance in administrative and constitutional cases whose judgments cannot be appealed. The Supreme Court also holds further hearings on its own decisions and has the unique power to order a retrial in criminal matters. Under certain circumstances, the High Court of Justice is also authorized to review the decisions of the National Labor Court and the religious tribunals. Supreme Court rulings are considered binding upon all lower courts in Israel.

Justices in Israel are selected by the Judicial Selection Committee, which is chaired by the Minister of Justice, and comprised of three Supreme Court Justices (including the President of the Supreme Court), two Cabinet ministers (including the Minister of Justice), two members of the Knesset and two members of the Israel Bar Association. Justices are appointed by the President of the State, following a recommendation by the Judicial Selection Committee. In accordance with tradition, the President of the Supreme Court is selected based on seniority.

Labor and social security issues are under the jurisdiction of the Labor Courts, composed of Regional Courts and the National Labor Court, which serves as both an appellate court and a court of first instance in certain matters.

National Institutions

Israel has four so-called “national institutions”: The Jewish Agency for Israel, the World Zionist Organization, Keren Hayesod, and the Jewish National Fund. These national institutions, which predate the formation of the State, perform a variety of non-governmental charitable functions. Each national institution is independent of the Government and finances its activities through private and public sources, including donations from abroad. These national institutions were responsible for a net unilateral transfer into Israel of $0.15 billion in 2016, compared to $0.2 billion in 2015.

International Relations

Over the past three decades, Israel has persisted in making every effort to reduce the hostilities that have existed with the region’s Arab countries. As first expressed in Israel’s Declaration of Independence in 1948, Israel offers “peace and unity to all the neighboring states and their peoples, and invites them to cooperate with the independent Jewish nation for the common good of all.” Even with new and complex challenges in the Middle East, Israel remains committed to peaceful resolutions regarding those challenges facing the region, including a willingness to make difficult compromises for peace, as well as the creation of economic opportunities for regional development.

As a result of the historic 1977 visit to Israel by Anwar Sadat, the President of Egypt, and the intensive negotiations held by the two countries with the close assistance of the United States, Egypt and Israel signed a peace treaty on March 26, 1979. This was the first peace agreement that was signed between Israel and one of its neighboring countries.

The Madrid Conference in 1991 marked the start of a broader peace process in the Middle East. On October 26, 1994, Israel and Jordan signed a peace treaty. After resolving issues relating to borders and water, Israel and Jordan entered into negotiations to promote economic cooperation between the two countries and to coordinate regional economic development initiatives. The peace treaty with Jordan and subsequent progress in Israel’s negotiations with the Palestinians enabled Israel to initiate economic and political relations with other foreign countries bordering the region, as well as in North Africa and the Gulf area.

The signing of the Declaration of Principles in 1993 (the Oslo Accords) between Israel and the PLO and the commitments undertaken for mutual recognition served as a turning point and led to the introduction of a number of interim agreements that set the grounds for the establishment of the Palestinian Authority. As part of the 1994 Gaza Strip and Jericho Agreement signed in Cairo and the 1995 Interim Agreement on the West Bank and Gaza signed in Washington, DC, several rounds of negotiations were held between Israel and the PLO in 2000, including a summit at Camp David in July 2000, aimed at achieving a permanent agreement and an end to the conflict. In September 2000, relations between Israel and the Palestinian Authority deteriorated due to violence perpetrated by Palestinian terror organizations against Israeli targets and citizens, in violation of the bilateral agreements signed in 1993. The ascent of the Hamas terrorist organization and its violent takeover of Gaza in June 2007 perpetuated this trend. In 2004 and 2005, despite unsuccessful dialogue and increased violence, the Government unilaterally implemented the Gaza disengagement plan, fully withdrawing Israeli civilian and military presence from Gaza. The disengagement plan effectively ended Israel’s 38 years of military presence and authority over the Gaza territory.

Following Israel’s disengagement from Gaza, Hamas assumed administrative control over Gaza. Palestinian terrorist organizations began launching locally-manufactured and smuggled rockets and mortar rounds into Israel in increasing numbers. In 2007 and 2008, over 2,300 and 3,000 rockets, respectively, were launched on civilian targets in southern Israel. As the range of these missiles continued to increase, by the end of 2008 over one million Israelis found themselves within range of terrorist rocket fire and mortar attacks. In December 2008, in response to Hamas’s firing into Israel an increasing number of rockets from Gaza, as well as the continued smuggling of weapons and ammunition to Hamas and other terrorist organizations through tunnels under the Egypt-Gaza border, Israel commenced Operation Cast Lead in Gaza with the goal of suppressing the rocket fire and to protect Israelis from attacks. The operation concluded in January 2009, contributing to relative calm from 2009 into 2011.

From 2011 into 2012, Hamas resumed and substantially increased its rocket attacks from Gaza, including for the first time using rockets capable of reaching Tel Aviv and Jerusalem. In response, in November 2012, Israel commenced Operation Pillar of Defense, a military campaign against targets in Gaza that lasted eight days. In response to Hamas firing rockets from Gaza into Israel in the summer of 2014, in July 2014, Israel took defensive military action and commenced Operation Protective Edge with the goal of suppressing the rocket fire, some of which reached Israeli cities and towns almost 100 kilometers away from Gaza. The operation ended in August 2014. In 2014, for the first time Israel saw terrorists using tunnels to reach civilian villages, as well as attempts by Hamas to utilize commandos operating from the sea. While Hamas’s operational capabilities were weakened considerably, the group still exercises effective control over Gaza and is gradually upgrading its military capacity.

On May 23, 2000, Israeli military forces unilaterally withdrew from south Lebanon. This full withdrawal was confirmed by the United Nations. During July and August 2006, Israel became embroiled in a war with Hezbollah, a terror organization supported by Iran and based in Lebanon. The conflict, which was termed the Second Lebanon War, began when militants from Hezbollah fired rockets at northern Israeli border towns and conducted a deadly ambush on Israeli soldiers. Israel responded with airstrikes and artillery fire on Hezbollah targets in Lebanon. Hezbollah then launched more rockets into northern Israel and engaged Israel Defense Forces in guerrilla warfare. In accordance with UN Security Council Resolution 1701, a United Nations-brokered ceasefire went into effect on August 14, 2006, calling on the Lebanese government to take full control of Lebanon and prohibiting the presence of paramilitary forces, including Hezbollah, south of the Litani River. Since that conflict, Israel’s border with Lebanon has remained mostly quiet and peaceful.

Israel closely monitors security on its northern and southern borders because of the presence of radical forces, including those committed to ISIS. Additionally, since 2015, Israel has observed a greater presence of Hezbollah forces in Syria in support of Syrian President Assad.

Israel maintains a close economic, diplomatic and military relationship with the United States. Israel receives military assistance from the United States and has received economic assistance from the United States in amounts that have averaged approximately $3 billion per year since 1987, including by way of loan guarantees. Israel and the United States agreed to reduce U.S. foreign assistance to Israel by way of a phase-out of U.S. Economic Support Fund assistance to Israel through incremental annual reductions in the level of such annual assistance over a ten-year period that concluded in 2009. Over that period, the United States increased annually the level of its Foreign Military Financing assistance to Israel in amounts equal to half the amount of the annual reduction in Economic Support Fund assistance. Israel and the United States share a commitment to seeking peace and economic development in the Middle East and developing a security framework that makes such progress possible. Cooperation on key defense projects such as the Iron Dome and Arrow missile defense programs has been a great success, highlighting the depth of cooperation between the two countries.

Since January 2011 there has been political instability and civil unrest in numerous Middle East and North African countries. As Israel is situated in the center of this region, it closely monitors these events, aiming to protect its economic, political and security interests. Fundamentalist regimes such as Iran’s present a deep concern for the international community and especially for states in the region. For the past several years, the prospect of a nuclear Iran has been a central geopolitical concern both domestically and internationally. The comprehensive agreement between the P5+1 group and Iran that was reached in July 2015 (Joint Comprehensive Plan of Action or “JCPOA”) conditions international economic sanctions relief, mainly United States and EU sanctions, on Iranian nuclear capabilities reduction and supervision by the International Atomic Energy Agency. Despite the economic sanctions relief, the primary United States sanctions and other types of sanctions (for non-nuclear activities, such as missiles and terror), will remain in place. There is evidence that Iran continues to violate United Nations Security Council resolutions related to the conditions, so far with limited success of deterrence by the international community.

The military buildup of Hezbollah with more sophisticated weapons that have greater accuracy and longer ranges is one of Israel’s main concerns. Iran, Hezbollah’s main sponsor, has increased its support to Hezbollah since signing the JCPOA, specifically by supplying weapons and parts, know-how, money and training.

Israel currently maintains diplomatic relations with 158 countries, seeking to develop relations on a full range of issues including trade, cultural ties and building shared values for democracy and mutual respect. During the 1990s, Israel established or re-established commercial, trade and diplomatic relations with all of the republics of the former Soviet Union, Eastern Europe, and other countries that had previously aligned politically with the former Soviet Union. Israel has shown significant growth of commercial, trade and diplomatic relations with most key Asian countries, including Japan, South Korea, China and India. In 2014, the Government convened high level integrated committees led by the Prime Minister’s office to support advancing relations with China and India and has increased its diplomatic presence in both these countries.

Membership in International Organizations and International Economic Agreements

Israel is a member of a number of international organizations, including the United Nations, the World Bank Group (including the International Finance Corporation), the International Monetary Fund (“IMF”), the European Bank for Reconstruction and Development and the Inter-American Development Bank. Since September 2010, Israel has been a full member of the OECD.

Israel has been a signatory to the General Agreement on Tariffs and Trade of 1947 since 1962, and it is a founding member of the World Trade Organization. In addition, Israel actively participates in multilateral initiatives conducted under the framework of the World Trade Organization, such as the Government Procurement Agreement and the Information Technology Agreement.

Israel has an extensive network of free trade agreements with most of its trading partners; among these are the United States, EU, EFTA, Turkey, Canada, Mexico and the MERCOSUR trade bloc (Brazil, Argentina, Uruguay, Paraguay and Venezuela), and Israel is awaiting ratification of a free trade agreement signed with Colombia in September 2013. Approximately 60% of Israel’s foreign trade is conducted under its bilateral free trade agreements which provide duty-free access and other preferential treatment schemes. Israel is currently conducting free trade agreement negotiations with India and Ukraine.

In 1975, Israel signed a free trade agreement with the European Economic Community that provided for the gradual reduction and ultimate elimination of tariffs on manufactured goods and certain agricultural products. In July 1995, Israel signed an Association Agreement with the EU, which came into effect in June 2000. The 1995 agreement, which replaced the 1975 agreement, addresses issues relating to competition, government procurement, and cooperation in many areas, including research and development (“R&D”). It also expands the liberalization in agricultural products. Two additional agreements providing for further liberalization in agricultural trade were implemented, the most recent of which became effective as of January 1, 2010.

In 1985, Israel and the United States entered into a free trade agreement that resulted in the elimination of tariffs on all industrial products, taking effect at the beginning of 1995. The free trade agreement with the United States also resulted in the elimination of certain non-tariff barriers to trade between the two countries. In 2010, Israel and the United States concluded a work plan with the aim of upgrading their trade relations in areas such as agriculture and services. The two sides agreed to further enhance this cooperation.

In addition to these agreements, Israel entered into three mutual recognition agreements in the area of standardization. Two of them, with the United States and Canada, cover telecommunication equipment; the third, with the EU, covers goods manufacturing processes in the area of pharmaceuticals.

Israel, with the assistance of the United States, developed regional trade agreements that stimulate economic cooperation between Israel and its neighbors in the Middle East. Israel signed a Qualified Industrial Zones (“QIZ”) agreement with Jordan in 1997 and a separate QIZ agreement with Egypt in December 2004. These QIZ agreements allow Egypt and Jordan to export products to the United States, free of export duties if the products contain inputs from Israel (8% input from Israel in the Israeli-Jordanian QIZ agreement, 10.5% input from Israel in the Israeli-Egyptian QIZ agreement). This trade initiative aims to support prosperity and stability in the Middle East by encouraging regional economic integration.

At the end of 2004, Israel and the EU approved an Action Plan (within the framework of the European Neighborhood Policy) to address several issues including, but not limited to, services and dispute settlement for trade matters and standardization.

Since 1996, Israel has been an associated member in the EU Framework Programs for Research and Innovation, which allows Israeli firms, academic institutions and other organizations to participate in EU-based R&D projects. Israel was the first country outside of Europe to enjoy this special status, a status granted to Israel largely in recognition of its key role in technology and innovation in the global arena. The EU Framework Program is the biggest R&D platform in the world involving industrial and academic research and innovation.

Israel’s participation in the Framework programs is directed by the Israel-Europe R&I Directorate or “ISERD,” an inter-ministerial directorate established by the Israeli Ministry of Economy, the Ministry of Science, Technology and Space, the Planning and Budgeting Committee of the Council for Higher Education, the Ministry of Finance and the Ministry of Foreign Affairs. ISERD operates out of the Israel Innovation Authority, at the Ministry of Economy & Industry. The Chairman of the Innovation Authority (the Chief Scientist) also serves as the Chairman of ISERD's steering committee.

The Seventh Framework Program (FP7 2007 – 2013) provided Israel with access to €50 billion in R&D funding from the EU. Overall, 8,984 Israeli participants were included in 6,109 submitted program proposals, resulting in 2,115 Israeli entities participating in 1,200 retained projects, with a total cost of €10.1 billion. The total grant value for Israeli entities amounted to €875.6 million.

On June 8, 2014, Israel signed an agreement to join Horizon 2020, the eighth European Framework Program for Research and Innovation (2014 – 2020). Retroactively joining the program officially as of January 1, 2014, Israel has access to €70 billion in total program funding. Horizon 2020 provides funding in a wide variety of areas including information and communication technologies, health, biotechnology, nanotechnology, materials and production processes, energy, climate, environment, raw materials, food security and bioeconomy, space, transport, future and emerging technologies, research infrastructures, innovation in small and medium sized enterprises, secure societies, researcher’s mobility, social sciences and humanities, and the European Research Council for groundbreaking academic research. Horizon 2020 promotes pioneering research and enables Israeli entities to cooperate on technological development with European industries, research institutions and universities, in addition to showcasing Israeli technological abilities. Through Horizon 2020, small and medium-sized enterprises that are EU-based or established in a country associated with Horizon 2020 can obtain funding and support for innovations that aid growth and expansion into countries in Europe and elsewhere.

During 2014 – 2016, Israel’s first three years of participation in Horizon 2020, 4,433 Israeli participants submitted 3,282 proposals to Horizon 2020, resulting in 463 retained projects, with a total cost of €2.3 billion. The total grant value for Israeli entities amounted to €390 million.

In 2016, Israel celebrated 20 years of participation in the EU Framework Programs which, over the last 20 years, involved more than 21,300 Israeli researchers participating in 3,080 retained and funded projects, totaling €1.7 billion in funding.

Israel is an active participant in the EUREKA Network, Europe’s leading platform for R&D entrepreneurs and industries. EUREKA is an inter-governmental public network of over 40 member countries and three associated countries. EUREKA supports R&D-based businesses and institutions through funding and partner-matching services. On a yearly basis, EUREKA supports more than 300 collaborative projects in a variety of industries, totaling over €1.2 billion. Projects can be launched in virtually all industry fields and technological areas — information and communications technology, manufacturing, water technologies, communications, biotechnology and energy. In July 2010, Israel took the reins of the EUREKA Network as its year-long chair. The Israeli EUREKA chairmanship leveraged local technological best practices to focus on promoting a culture of innovation and to develop new sources of funding for start-up companies, small and medium sized enterprises and research institutions domestically and globally. Israel is among EUREKA’s most active participants; of EUREKA’s member and associated countries, Israeli companies have partnered in more than 10% of all EUREKA’s projects.

In 2014 – 2015, Israeli companies submitted 180 proposals for R&D cooperation projects as part of the bilateral programs of the European Division of the Office of the Chief Scientist; fifty such proposals received funding for cooperative projects with European partners — primarily Germany, Italy, Cyprus and Greece. In 2016 – 2017, Israeli companies submitted 150 proposals for R&D cooperation projects as part of the bilateral programs of the European Division of the Israel Innovation Authority; the countries with the most submissions were Greece and Italy.

THE ECONOMY

Overview

Israel’s economy is industrialized and diversified. GDP per capita in 2016 was $37,306 and between 2010 and 2016, real GDP growth averaged 3.9% annually. The global financial crisis had far reaching effects that impacted, both directly and indirectly, the economies of many countries around the world. Israel, however, was affected to a lesser extent: GDP growth in 2009 fell to 1.4% but recovered to 5.7% in 2010. Most of the deficiencies that led to the development of the global financial crisis were not prevalent in Israel. Israel’s economic growth throughout and in spite of the global financial crisis can be attributed to the demand for high-tech products, the adoption of tighter fiscal policy, a relatively calm security situation, and a less restrictive monetary policy. Since 2010, the national accounts were characterized, in general, by overall growth in all components of the GDP, including private consumption, investments and external trade.

In 2016, the GDP growth rate recovered from the slowdown trend that occurred during the years 2013 – 2015. In 2016, the GDP grew by 4.0%, after growth rates of 2.5%, 3.2% and 4.4% in 2015, 2014 and 2013, respectively. This recovery was reflected in an acceleration of the growth rates through the most significant GDP components. The overall strength of the domestic economy in 2016 was reflected in a solid labor market, as the unemployment rate declined to the lowest level in the last decade at 4.8% in 2016, even though the participation rate remained unchanged at 64.1% from 2015 and at a high level relative to historical and international norms.

The composition of Israel’s trade of goods reflects the industrialized nature of its economy. In 2016, exports of goods consisted primarily of manufactured goods, particularly high-tech products. Exports traditionally have been a significant driver of Israel’s economic growth, but the global financial crisis, coupled with the lagged effect of an appreciation of the real exchange rate in 2008, had a negative impact on Israeli exports in 2009. Exports of goods and services declined by 11.8% in 2009 but in 2010 increased significantly, by 15.2%. Exports continued to increase in the first half of 2011, but declined in the latter half of the year (9.5% aggregate increase for 2011). In 2012, the downward trend continued, as exports of goods and services declined by 1.9% in 2012, but the exports growth rate recovered in 2013 at 3.6%. In 2014, exports of goods and services grew by 1.4% and in 2015 declined by 4.3%. In 2016 exports of goods and services grew by 3.0%.

Historically, the Government has had substantial involvement in nearly all sectors of the Israeli economy. In the last two decades, however, a central goal of the Government’s economic policy has been to reduce the Government’s role in the economy and to promote private sector growth. In order to advance this goal, the Government has pursued a policy of privatizing state-owned enterprises, including banks, the electricity sector and the ports. The Government has also pursued stability-oriented monetary and fiscal policies. Fiscal discipline has kept Israel’s debt-to-GDP ratio on a declining trend over the last decade, with only a slight increase in 2009 as a result of the global financial crisis.

The Government is committed to price stability with an inflation target of between 1% and 3%. In the last ten years, prices have risen by an average of 1.8% annually. Over the last five years, the average rate of inflation declined gradually, standing at 1.7% in 2012, 1.5% in 2013, 0.5% in 2014, -0.6% in 2015 and -0.5% in 2016.

Gross Domestic Product

GDP is defined as gross national product (“GNP”) minus income of Israeli residents from investments abroad, earnings of Israeli residents who work abroad, and other income from work and leases abroad, less corresponding payments made abroad (after deduction of payments to foreign companies with respect to production facilities located in Israel).

Between October 2000 and the beginning of 2003, the GDP growth rate declined mainly due to the global economic slowdown following the bursting of the dot-com bubble, the September 11, 2001 terrorist attacks and the adverse effects of terrorism. Recovery began in 2003, and the average annual GDP growth between 2004 and 2008 was 4.8%. During the second half of 2008, the Israeli economy became vulnerable to the effects of the global financial crisis. Israel’s GDP growth fell from 5.4% in the fourth quarter of 2007 to -2.7% in the fourth quarter of 2008. In the first quarter of 2009, GDP continued to contract, with negative growth of -0.1%. By the second quarter of 2009, however, the Israeli economy began to recover, as GDP expanded at a rate of 3.6%. During the third and the fourth quarters of 2009, GDP growth accelerated at the rates of 4.9% and 5.3%, respectively. Growth in these periods reflected an expansion in private consumption and exports of goods and services. Overall, annual GDP growth in 2009 was 1.4%. While this was significantly lower than growth rates of previous years, it was favorable compared to the performance of other developed economies.

Real GDP growth recovered in 2010, accelerating at an annual rate of 5.7%. In 2011, GDP continued to grow at a relatively high rate of 5.1%, which was lower than the 2010 growth rate but significantly higher than GDP growth in most developed countries during 2011. The slowdown continued into 2012, as GDP grew by 2.4% throughout the year. In the first three quarters of 2012, GDP growth stood at 0.0%, 1.2% and 4.9%, respectively, and the growth rate declined slightly in the fourth quarter, reaching a rate of 4.1%, due to the effects of Operation Pillar of Defense which took place in November 2012. In 2013, economic growth was higher than in 2012, with a GDP annual growth rate of 4.4%. In the first quarter of 2013, GDP grew by 3.6%, with the slowdown in growth partially due to the contraction in expenditures on public consumption, which decreased by 3.6%, mainly caused by delayed approval of the 2013 – 2014 biennial budget. In the second quarter of 2013, there was significant acceleration in the GDP growth rate, which rose to 7.2% mainly due to the commencing of natural gas extraction from the Tamar field. The third quarter of 2013 posted a decline in the rate of exports, which stemmed largely from softening export sales in the pharmaceuticals sector, with the volume of exports in this sector falling significantly lower than in 2012. Due to the decline in the exports of goods and services, the GDP growth rate declined to 4.1% in the third quarter, and this slowdown continued into the fourth quarter, as GDP grew by 1.9%.

In 2014, the GDP growth rate was 3.2% for the year. In the first quarter of 2014, GDP grew by 3.2%. In the second quarter of 2014, GDP grew by 2.9%. In the third quarter of 2014, GDP grew by 2.2% as Operation Protective Edge, which took place in July and August of 2014, weighed on the economy. In the fourth quarter of 2014, the Israeli economy recovered from the previous quarter’s slowdown with a growth rate of 4.9%, largely caused by acceleration in private consumption and fixed capital formation. In 2015, GDP grew by 2.5%, continuing the overall slowdown in the growth rate from 2014. In the first quarter of 2015, GDP rose by 2.6%. In the second quarter, the growth rate slowed to 0.1%, as private consumption recorded a significant slowdown. In the third and fourth quarters of 2015, there were accelerated growth rates, which amounted to 2.1% and 4.5%, respectively, as improvements were recorded across all GDP components.

In 2016, a significant acceleration of the GDP growth rate was recorded, as the GDP grew by 4.0%. This acceleration was evident through the most significant GDP components. In each quarter of 2016, the growth rate (at an annual rate) was above 4.0%; in the first, second, third and fourth quarters of 2016, the GDP growth rates were 4.4%, 5.4%, 4.1% and 4.6%, respectively.

In 2016, GDP amounted to NIS 1.22 trillion, and business sector product amounted to NIS 905.8 billion (in each case, at current prices). Business sector product is calculated as GDP less certain general government services (government operations executed through private companies are included in the business sector product), services of private non-profit institutions and housing services (representing the imputed value of the use of owner-occupied residential property). This methodology is applied by the Central Bureau of Statistics according to international and national accounts practices. In 2016, government output and product of services of private non-profit institutions amounted to NIS 175.1 billion, and housing services amounted to NIS 143.2 billion. These figures represent real growth of 3.4% for housing services for 2016, the same rate as 2015, but lower than the annual growth rates that were recorded from 2012 – 2014. Government output and the product of private non-profit institutions increased by 3.4% in 2016, higher than the annual average of 2.7% over the previous five years, and the highest growth rate in this area since 2007.

The leading sector in 2016 was finance and business services, which comprised 28.3% of business sector product and grew by 4.8% in 2016. Manufacturing was the second largest business sector in 2016, comprising 18.0% of business sector product, growing by 1.0% in 2016. Wholesale and retail trade was third, comprising 14.6% of business sector product and increasing by 6.0% in 2016, a significant acceleration relative to growth rates in 2014 and 2015. Information and communication was the fourth largest sector, comprising 14.5% of the business sector product and growing at a fast rate of 8.7% in 2016, a significant increase compared to the 2014 growth rate for this sector. Other sectors, including agriculture, electricity, construction, transportation, information and communication, arts, entertainment, recreation and other service activities, together comprised the remaining 24.6% of the business sector product in 2016.

Gross National Income (“GNI”) is defined as gross domestic product less subsidies on products, taxes on products and net income paid abroad. GNI increased by 5.2% in 2015 at nominal terms.

Table No. 4

Main Economic Indicators
(In Billions of NIS Unless Noted Otherwise)

	2012	2013	2014	2015	2016
Growth (percent change)
Real GDP growth	2.4%	4.4%	3.2%	2.5%	4.0%
GDP growth per capita	0.5%	2.4%	1.2%	0.5%	2.0%
Inflation (change in CPI – annual average)	1.7%	1.5%	0.5%	-0.6%	-0.5%
Industrial production	4.0%	0.5%	1.2%	2.2%	1.7%
Constant 2015 prices
GDP	1,054.3	1,100.5	1,135.3	1,163.8	1,210.8
Business sector output	778.6	817.4	842.6	862.2	898.9
Current Prices
GDP	993.4	1,059.1	1,104.7	1,163.8	1,224.2
Business sector product	735.1	789.0	816.8	962.2	905.8
Permanent average population (thousands of people)	7,907.2	8,056.0	8,212.1	8,377.1	8,544.4

Source:	Central Bureau of Statistics.

Table No. 5

Resources and Use of Resources
(In Billions of NIS at Constant 2015 Prices)

	2012	2013	2014	2015	2016
Resources
GDP	1,054.3	1,100.5	1,135.3	1,163.8	1,210.8
Imports of goods and services	313.1	312.1	324.1	322.4	352.9
Total	1,367.4	1,412.6	1,459.4	1,486.2	1,563.7
Use of resources
Private consumption	564.0	585.3	610.2	636.5	676.6
Public consumption	234.6	242.9	251.7	260.0	269.8
Gross domestic capital formation	213.0	222.6	222.6	222.8	247.7
Exports of goods and services	355.7	368.4	373.6	357.6	368.4
Total	1,369.9	1,412.9	1,459.8	1,486.2	1,563.7

Source:	Central Bureau of Statistics.

Table No. 6

Net Domestic Product Percentage Change by Industry

	2012	2013	2014	2015	2016
Agriculture, forestry and fishing	-3.3%	-2.6%	-4.8%	-5.4%	3.4%
Manufacturing, mining and quarrying, excluding diamonds	2.0%	-0.7%	1.2%	1.6%	1.0%
Electricity and water	-41.4%	63.1%	0.1%	2.8%	4.0%
Construction (building and civil engineering projects)	6.6%	7.7%	1.7%	2.0%	5.1%
Commerce, restaurants, hotels and Repair of motor vehicles	2.2%	3.6%	3.1%	3.4%	6.0%
Transport, storage and communications	1.5%	-1.5%	1.4%	5.2%	2.9%
Finance and insurance services, activities in real estate, professional and scientific services	4.0%	5.4%	5.6%	3.1%	4.8%
Information and communications	8.2%	12.3%	7.1%	4.9%	8.7%
Housing services	4.0%	3.6%	4.2%	3.4%	3.4%
Public services	2.9%	1.8%	2.8%	2.7%	3.4%
Culture and other services	-4.4%	0.0%	-2.6%	-0.1%	0.5%
Net Domestic Product	2.4%	4.4%	3.2%	2.5%	4.0%

Source:	Bank of Israel.

Savings and Investments

Gross domestic capital formation, the sum of investments in fixed assets and the change in inventories, increased by 7.2% in 2016, following increases of 3.0%, 3.5% and 0.3% in 2015, 2014 and 2013, respectively. Gross fixed capital formation increased by 11.2% in 2016, recovering from sluggish increases of 0.1% and 0.02% in 2015 and 2014, respectively.

Israel’s savings rate is higher than the OECD average. In 2016, gross national saving as a percentage of GDP was 24.3%, a slight decline relative to 24.5% for 2015 but higher than the levels recorded in 2012, 2013 and 2014 (21.9%, 23.3% and 24.0%, respectively). In 2016, the ratio of private saving as a percentage of disposable private income was 18.4%, lower than the 2015 ratio of 18.7% but higher than the 2013 and 2014 rate of 18.2%.

Business Sector Output

Business sector output in Israel equals GDP less general government services, services of private non-profit institutions and housing services (representing the imputed value of the use of owner-occupied residential property). Since 2003, business sector output has expanded at consistently high rates, averaging 5.6% annual growth between 2004 and 2008. The global economic crisis impacted business sector output starting in the second half of 2008, with total output growing in 2009 by 0.8%. In 2010 and 2011, growth recovered to pre-crisis levels, as business sector output grew by 6.8% and 5.8%, respectively. In 2012, the business sector grew at a moderate rate of 2.0% due to the slowdown in the world economy but, in 2013, the business sector GDP recovered and grew by 5.0%. In 2014, the business sector product’s growth decreased compared to the 2013 growth rate, as business sector output grew by 3.1% in 2014. This slowdown was mainly due to the negative effects of Operation Protective Edge, which took place in July and August of 2014, and was evident in a slight contraction of 0.1% in the business sector output in the third quarter of 2014. In the fourth quarter of 2014, the Israeli economy recovered from the previous quarter’s slowdown and represented a growth rate of 6.8% in the business sector output. In 2015, the business sector output grew by 2.3%, lower than the 2014 figure. The low growth rate was evident in the first, second and third quarters of 2015, as the growth rates were 2.8%, -0.7% and 1.9%, respectively. In the fourth quarter of 2015, the growth rate accelerated to 4.9%, and the relatively high growth rates continued through 2016, as the business sector GDP grew by 4.0%, 5.9%, 4.6% and 5.6% in the first, second, third and fourth quarters, respectively, for a total 2016 growth rate of 4.3%.

Table No. 7

Composition and Growth of Business Sector Output
(Annual Growth: Real Terms)

	2012	2013	2014	2015	2016	Percent of Total Business Sector, 2016
Trade and services	2.0%	4.0%	3.6%	2.7%	4.5%	50.9%
Manufacturing	2.0%	-0.7%	1.2%	1.6%	1.0%	17.3%
Transport and communication	5.9%	7.9%	5.5%	5.0%	7.0%	19.2%
Construction	6.6%	7.7%	1.7%	2.0%	5.1%	8.3%
Agriculture	-3.3%	-2.6%	-4.8%	-5.4%	3.4%	1.8%
Water and electricity	-41.4%	63.1%	0.1%	2.8%	4.0%	2.6%
Total Business Sector	2.0%	5.0%	3.1%	2.3%	4.3%	100.0%

Source:	Bank of Israel.

Trade and Services.  The trade and services sector consists of retail and wholesale sales, professional services, banking, hotels and other services. This branch of the business sector has expanded rapidly in the last decade, growing in 2006 and 2007 by 8.8% and 5.7%, respectively. Following slower growth rates in 2008 and 2009, the trade and services sector expanded by 5.1% in 2010 and 10.9% in 2011. During 2012 – 2015, this growth rate slowed down, with growth rates of 2.0% in 2012, 4.0% in 2013, 3.6% in 2014 and 2.7% in 2015. In 2016, the growth rate accelerated to 4.5% but remained at lower rate of growth in comparison to 2004 – 2007 and 2010 – 2011.

Table No. 8

Manufacturing Index by Category
(Annual Real Percentage Change)

	2012	2013	2014	2015	2016
Food, beverages and tobacco	0.5%	0.3%	0.0%	1.5%	4.2%
Mining	-8.4%	32.1%	10.4%	-0.1%	21.5%
Textiles and clothing	-4.4%	-4.8%	2.4%	-0.6%	4.8%
Shoes, Leather and leather products	-3.9%	-4.9%	3.3%	4.9%	0.9%
Wood and wood products	-0.3%	-3.2%	4.7%	5.0%	8.7%
Paper and paper products	-8.4%	-4.4%	-1.2%	13.0%	17.8%
Printing and reproduction	-2.2%	3.0%	-1.1%	-1.0%	-0.8%
Chemical products and refined petroleum	8.3%	0.9%	-3.0%	12.2%	-6.8%
Rubber and plastic products	-0.6%	-0.7%	0.7%	-0.4%	8.4%
Non-metallic mineral products	7.4%	4.4%	6.6%	5.1%	3.5%
Basic metal	-0.1%	-1.4%	-1.8%	-0.7%	-1.2%
Metal products	2.6%	-2.6%	3.4%	0.9%	2.0%
Machinery and equipment	10.5%	-1.8%	3.0%	1.7%	-1.4%
Electric motors	-0.3%	0.7%	-3.0%	3.3%	7.6%
Electronic equipment and components	10.8%	-3.0%	0.8%	-6.3%	-3.7%
Communication equipment	3.9%	-10.3%	3.6%	-2.0%	-4.8%
Transport equipment	-2.0%	5.3%	3.6%	6.2%	6.5%
Jewelry and goldsmiths	-4.8%	*	*	*	*
Other	2.8%	3.5%	0.8%	-0.8%	11.3%
Total (excluding diamonds)	4.0%	0.5%	1.2%	2.3%	1.7%

Source:	Central Bureau of Statistics.
*	No available data.

Table No. 9

Industrial Production Index
(Base Year: 2011 = 100)

	2012	2013	2014	2015	2016
Index Level(1)	104.04	104.55	105.79	108.16	109.96
Annual Real Percentage Change	4.0%	0.5%	1.2%	2.2%	1.7%

(1)	Excludes diamonds.
Source:	Central Bureau of Statistics.

Transportation.  Israel has a network of over 18,000 kilometers of roads, including highways that link the major cities — Tel-Aviv with Haifa, Jerusalem and Be’er-Sheva. Government-owned railways run from Nahariya on the northern coastline to Dimona in the south (via Be’er-Sheva), linking some of Israel’s major cities with the southern part of the State. Buses are the major form of public transportation in Israel. Bus routes exist in all cities in Israel and connect Israel’s major cities, smaller towns and rural areas.

Since 1993, the Government has identified infrastructure improvement as one of its top priorities. In September 2003, the Government founded Netivei Israel — National Transport Infrastructure Company Ltd., a Government Company (as defined in “Role of the State in the Economy,” below), which is responsible for the inter-urban road system, traffic management and control, planning, development, and maintenance of the roads and their safety. The budget for Netivei Israel — National Transport Infrastructure Company projects in 2016 was approximately NIS 5 billion. In prior years, the Government approved a number of major road construction projects, including the Cross-Israel Highway, Israel’s North-South toll highway which first opened to traffic in 2004 and is currently 140 kilometers in length, with an additional 50 kilometers in various stages of construction. Other projects include the Carmel Tunnel (completed in 2010), an express toll lane at the east entrance to Tel-Aviv (completed in January 2011), and Highway 431 which serves south-eastern suburban Tel-Aviv (completed in 2009) and, unlike existing highways, operates as a private financial initiative pursuant to a public-private partnership. In August 2016, the Government set a five-year plan for Netivei Israel for the years 2017 – 2021, at an estimated cost of NIS 52 billion, including NIS 26 billion for new highway projects and public transportation lanes, NIS 7 billion for road maintenance, and NIS 2.4 billion for improving the safety of road infrastructure.

The Government considers the development of an advanced mass transit infrastructure to be a top priority. In 2001, the Government issued a tender to establish a light rail build-operate-transfer project in Jerusalem, and the first Jerusalem line began to operate in 2011. In 2010, the Government decided that the State-owned Metropolitan Mass Transit System Company would set up a light rail in metropolitan Tel-Aviv, and the first Tel-Aviv light rail line is expected to commence operations in 2021. Two additional rail lines are expected to commence operations in 2026. In 2007, the Government commenced work in the Haifa metropolitan area on the first bus rapid transit line, known as the “Metronit,” which in 2013 began connecting Haifa and the Krayot area using an exclusive lane. In 2008, the Government decided to invest NIS 27 billion over a period of five years in a rail development program. This investment followed some significant milestones in the rail development program, including the revival of the old line between Jerusalem and Tel-Aviv (via Beit-Shemesh) which was opened to the public in April 2005 and the opening of a line between Tel-Aviv and Ben-Gurion International Airport in March 2005, which was later extended through Modi’in in 2008. In 2011, a line between Tel-Aviv and Rishon Le-Zion was opened. As part of the development program, several new and improved lines, such as the “Ako-Carmiel” and “Kfar Saba — Rananna — Tel-Aviv” lines, are scheduled to commence their operations in 2017 and 2019, respectively. The “Haemek” line began operating in 2016. The “Ashkelon — Be’er-Sheva” line became operational in September 2015.

In February 2010, the Government decided to embark on an ambitious program to develop the transportation infrastructure in the northern and southern parts of the State. The program, titled Netivei Israel (which is not directly related to the Government Company of the same name), includes the construction of a series of railways and highways and the electrification of Israel’s railway network. It is expected to play a crucial role in accelerating economic activity and shortening travel time between the State’s central and peripheral areas. The program is scheduled to be completed by 2020 at an estimated cost of NIS 27.5 billion.

Israel has three major seaports: Haifa and Ashdod, on the Mediterranean coast, and Eilat, on the Red Sea. During 2016, 57.1 million tons of cargo were handled in the Israeli ports, including 2.7 million twenty-foot equivalent units of containers. In July 2004, the Knesset decided to implement a structural reform of the seaports to enhance competition and improve efficiency, thereby strengthening Israel’s foreign trade. As mandated by legislation, the Israel Ports Authority ceased its operations on February 16, 2005 and was replaced by four Government-owned companies. The Israel Ports Development and Assets Company Ltd. is one of the four and serves as landlord of the ports’ real estate in Haifa, Ashdod and Eilat and is responsible for developing and leasing those properties. The Ashdod Port Company Ltd., Haifa Port Company Ltd. and Eilat Port Company Ltd. are the three port-operating companies that received a mandate to operate port facilities leased to them by the Government. In the end of 2012, the Government sold its shares of the Eilat Port Company to Papo Maritime after concluding a bidding process among potential strategic investors. Major seaport projects included the development of the Hayovel terminal in Ashdod, which commenced its operations in May 2005, and the Hacarmel terminal in Haifa, which commenced its operations in 2010. The Israel Ports Development and Assets Company Ltd. invested approximately NIS 3.9 billion in these two projects.

In July 2013, the Government announced its plans to build two new privately-operated terminals in Ashdod and Haifa. Following tenders valued at approximately NIS 8 billion for construction and operation of the new terminals, construction has started. In addition, the Government is investing NIS 1.6 billion in adapting the roads to the Haifa port, in addition to the budget of Netivei Israel. The Southport and Bayport terminals will be privately operated for a period of 25 years by Terminal Investment Ltd. and Shanghai International Port Group, respectively, after which the terminals will be returned to the Israel Ports Development and Assets Company. Both terminals are slated to begin operation in 2021.

Israel has three international airports. The Airports Authority is responsible for maintaining, developing and operating the airports and their security in accordance with the directives of the Minister of Transportation. Israel’s main airport is Ben Gurion Airport in Lod, which is located approximately 40 kilometers from Jerusalem and 20 kilometers from Tel-Aviv. Ben Gurion Airport served approximately 17.9 million passengers in 2016, compared to 16.3 million passengers in 2015, with flights to and from most major cities throughout the world. In 2011, the Government approved the building of the Ilan and Assaf Ramon Airport in Timna, with construction having commenced in 2013. The new airport will serve as the international airport of southern Israel and will replace the Eilat Airport and the civilian activity in the Ovda Airport. The opening is scheduled for the fourth quarter of 2017.

Communications.  The telecommunications market (not including television) constitutes approximately 2% (NIS 21.7 billion in 2016) of Israel’s gross national income. Israel’s communications market is characterized by fundamental technological and regulatory changes, large investments in advanced infrastructure by operators, rapid development and significant levels of competition. The market currently comprises five infrastructure-based domestic cellular operators, two of which started operations in 2012, and a number of resale based operators, with the recent addition of a sixth infrastructure-based operator, which has been granted a license but not yet commenced operations. In addition, there are seven international telephone service providers and two fixed domestic communications operators (fixed broadband and telephone) with universal service obligations. The telecommunications market is fully privatized, and the Government does not hold a stake in any communications operators.

Israel has five cellular telephone network operators which provide digital technology and modern third and fourth generation services. Three of these operators have long provided countrywide coverage, and the two other operators are rolling out networks while offering services based on “national roaming” in the interim period. As of December 31, 2016, there were approximately 10.18 million cellular subscriptions, i.e., more than 1.17 cellular phones per capita. Total revenues for the cellular market in 2016 were in excess of NIS 9.4 billion. Competition in the mobile sector is fierce, with customers enjoying low rates, while levels of usage (including the number of minutes used, mobile broadband use, etc.) are considered high by international standards. Smartphone use is widespread, and Israeli consumers and businesses continue to use mobile applications extensively. 2016 was marked by continued competition, along with the continuing deployment of next-generation (“4G”) cellular rollouts. This followed the January 2015 completion of a tender for 4G network frequencies and a network sharing policy, allowing for future investment along with efficiency gains.

Three major internet service providers and about forty smaller ones serve more than 2 million users in Israel, which include more than 85% of households and businesses, making broadband internet available throughout the country. Fixed broadband service in Israel is used in 99% of households that have internet service, and speeds of up to 100 megabits per second are widely available. The average speed purchased by household users is above 43 Mbps, placing Israel at the forefront of high speed internet access usage in the Western world. A wholesale market in fixed communications, modeled on the practices of EU member states, has increased competition in the market for provision of fixed high-speed internet access, leading to lower retail rates and increased quality of service. At the end of 2016, 24% of the internet connections provided over the Bezeq (as defined below) network were provided by competitive wholesale operators. At the end of 2016, the Knesset voted for changes in the wholesale market in fixed communications, aiming to enhance competition and accelerating infrastructure development in the fixed broadband sector. The changes include expanding the range of passive network services that will be offered by incumbents to alternative operators and offering regulatory incentives to further develop fixed broadband networks.

In addition, a joint venture of the Israel Electric Company (“IEC”) and a strategic investor has begun small-scale rollouts of a fiber network to consumer premises, and the pace of these rollouts is expected to increase in the coming years. The new fiber network will allow for significantly higher-speed broadband services.

Fixed telephone services were opened to competition de facto in 2004 and, since then, cable companies and other alternative operators have gained about 38% of the market share in the telephone market. Fixed telephone use is declining as substitution with internet-based and mobile services increases. The two incumbent fixed operators, Bezeq (Israel Telecommunications Corp. Ltd.) and HOT (the nationwide cable operator) have universal access obligations in Israel for fixed telephone services and notably for fixed broadband services.

The Israeli Public Broadcasting Authority had an official monopoly on television broadcasts until 1993 and is currently being reorganized. As of December 31, 2016, there were six public and commercial television channels in Israel, as well as one nationwide cable television operator, a single direct broadcast satellite operator and an “over-the-top content” television provider. Because of the need for comprehensive reform of the broadcasting sector, in 2016 a government committee, chaired by the Director General of the Ministry of Communications, submitted a report with proposed changes to the regulatory framework. The proposed changes intend to bring existing regulations in line with developments such as Internet television, as well as create a more unified system which will apply to all competitors in the market and encourage competitive entry.

Construction and Housing Prices.  Following years of low activity levels, construction activity accelerated from 2008 to 2013 due to high demand in the housing sector. During 2014 and 2015, construction activity slowed due to uncertainty in the residential market. In 2016, investments in construction increased at a rate of 5.8%, compared to the growth rates of 2.7% in 2015, 1.1% in 2014, and 9.0% in 2013. Residential development decreased by 0.4% in 2016, following a significant increase of 13.8% in 2015, a decrease of 1.3% in 2014 and an increase of 9.5% in 2013.

Agriculture.  In 2016, agricultural exports totaled NIS 4.4 billion, representing 2.2% of total merchandise exports. The agricultural value of production in 2016 was NIS 29.8 billion, of which livestock accounted for 41% and crops accounted for 59%. In 2016, the agricultural sector’s share in employment amounted to 1.0% of the work force, slightly less than 1.1% in 2015. Investments in agriculture amounted to 1.6% of fixed investments in 2016.

The Government has implemented structural reforms in order to increase agricultural competition and productivity. In 1994, the Government launched a reform to eliminate production quotas for poultry, cattle and crops. In 1998, a reform in the dairy sector was launched, aimed at enhancing competition and efficiency while reducing pollution levels emanating from dairy farms. The effects of this reform can be seen in the diminishing number of dairy farms and the rising number of cows per farm. The reforms in the poultry, cattle, crops and dairy sectors facilitated a sizeable shift from manufacturing, marketing and financing of agricultural products through large co-operatives, which were heavily subsidized by the Government, to a system in which decisions regarding such matters are made by individual production units that receive fewer subsidies from the Government. Furthermore, in 2014 and 2016, to increase competition and decrease consumer prices, the Government reduced tariffs on imported cheese, meat and fish, while also supporting local farmers with direct subsidies.

Water.  The scarcity of natural fresh water resources is a problem not only in Israel but also in the entire Middle East. Since 2000, the Government has significantly increased investments in the water and electricity sectors. Israel is committed to treaties signed with Jordan and the Palestinian Authority regarding water supply and does not exceed its agreed-upon quantities of allocated water. The primary natural sources of fresh water in Israel consist of the Sea of Galilee, the Eastern mountain region aquifer (partially situated in the West Bank) and the coastline region aquifer. To increase the availability and diversity of its water sources, Israel developed large scale seawater desalination plants along the Mediterranean. Desalinated water produced in such plants is distributed through the national water system to most parts of Israel, including to the arid areas in the South.

Approximately 75% of Israel’s fresh water is distributed through Mekorot Water Co. Ltd., a Government Company (see “Role of the State in the Economy,” below). The remaining 25% of Israel’s fresh water is produced and supplied mainly by private water associations established by agricultural users and other private entities. During 2016, Mekorot designated NIS 616 million to capital investments relating to water distribution, compared to NIS 833 million in 2015, NIS 814 million in 2014, NIS 994 million in 2013 and NIS 1.15 billion in 2012.

Approximately 60% of Israel’s total water consumption and 30% of Israel’s fresh water consumption is used by the agricultural sector. Because most of Israel’s existing fresh water resources are already being utilized, Israel is constantly investing resources to develop additional water sources, mainly from treated wastewater and desalinated brackish water and seawater. Desalination plants are being built by both local and foreign private sector companies through build-operate-transfer projects. All of the plants are operational and can provide approximately 585 million cubic meters of desalinated seawater per year at an estimated annual cost of NIS 2 billion. In accordance with Government decisions, the costs of purchasing desalinated seawater will be covered by water tariffs. In 2015, the Government purchased approximately 500 million cubic meters of desalinated seawater from desalination plants in Hadera, Ashdod and Sorek and the expanded existing plants in Ashkelon and Palmachim. The desalination plant in Ashdod began operating in 2015, experienced some operational complications in 2016 and currently operates only partially.

In addition, further development of agriculture involves intensifying the yield from irrigated land and reuse of treated wastewater. Israel leads the world with a water recycling rate of approximately 90% (470 million cubic meters) in recent years. To address the scarcity of water, Israeli companies have developed a number of sophisticated irrigation systems, including micro-drip systems which maximize irrigation efficiency. Israel has also increased its investments in technologies for the purification and improvement of contaminated groundwater. The Government budgets for 2015 – 2016 and 2017 – 2018 include provisions for both grants and loans to stimulate capital investment in these areas. The Government has also taken steps to facilitate the establishment of municipal water and sewage corporations. The purpose of these steps is to promote the efficient management of municipal water and sewage systems and to direct the revenues from these services to investments in water and sewage infrastructure. In July 2001, the Knesset passed a law regulating the commercial relationship between the municipal corporations and the municipalities. As of April 2016, 56 regional companies were in operation, servicing approximately seven million people.

Electricity.  Most of the electric power in Israel is supplied by the IEC, a Government Company that generates 70% of the electricity used in Israel (see “Role of the State in the Economy — Israel Electric Corporation Ltd.,” below). In 1996, the exclusive franchise granted to IEC by the Government expired, the Electricity Sector Law was enacted, and the Public Utility Authority was established to supervise electric utility services and, among other things, regulate the prices associated with providing electricity to the public. The purpose of the Electricity Sector Law is to establish the tariff base, regulate activity in the electricity sector for the public interest, ensure the reliability, availability, quality and efficiency of services, create conditions for competition, and minimize costs. The law provided for a ten-year transition period during which IEC was granted a license to generate, transmit, distribute, and supply electricity. IEC currently holds licenses to produce electricity at each of its 63 generation units. The generation and transmission licenses, as well as the licenses for distribution and supply, have been extended several times and are valid until November 15, 2017. Any extension beyond November 15, 2017 will require an amendment to the Electricity Sector Law.

Under the Electricity Sector Law, a licensed independent system operator, a transmission operator or a distributer of electricity is required to purchase electricity from private generators and to enable other licensed generators to use the same transmission and distribution channels to supply electricity to their own customers. After the Electricity Sector Law was enacted, the Government passed several resolutions aimed to strengthen independent power production by, among other things, enabling entrepreneurs in the free market to invest in the construction and operation of generation units. Accordingly, pursuant to these governmental resolutions, independent private producers of electricity may generate electricity and sell it directly to end-users using IEC’s transmission and distribution network. In recent years, the Government has reaffirmed and expanded its policy of encouraging competition by means of independent private producers. In 2017, the Government approved five different independent private producers to begin planning new private power plans in fifteen potential sites. The Government’s goal is to achieve a competitive market in the generation and supply segments of the electricity sector. As of April 2017, three conventional independent private producers, and multiple independent, private, co-generation and renewables producers were operating and generating 30% of the electricity produced in Israel. It is anticipated that by the end of 2020, 40% of the electricity in Israel will be produced by independent private producers.

During 2009, the Government set a 10% target for power generation using renewable energy by the year 2020, following which the Ministry of National Infrastructure, Energy, and Water Resources (previously known as the Ministry of Infrastructure) instituted quotas for renewable energy technologies such as wind, solar (thermal and photovoltaic), biogas and biomass. As a result, the Public Utility Authority set an appropriate tariff. In 2015, the Government set a new goal for power generation to be produced from renewable energy of 13% by 2025 and 17% by 2030. In 2010, the Government set a target for reducing CO2 emissions by 20% by the year 2020. The emissions reduction plan, which is centered on energy efficiency, was allocated a budget of NIS 2.2 billion through 2020. In 2013, the emissions reduction plan was put on hold for three years and then canceled. In 2015, the Government set a new target for reducing CO2 emissions by 26% by 2030, in comparison to “business as usual” levels. Consequently, the Government allocated NIS 300 million in grants and NIS 500 million in securities for energy saving projects. In addition, in 2016 the Minister of Environmental Protection and the Minister of Energy took actions to reduce coal use in electricity production by 15% in 2016 and by 19% annually from 2017 to 2021, and also to close approximately one-third of the capacity of coal-based power plants by June 2022.

Energy

Israel’s main sources of energy are natural gas, coal and oil. Although Israel is a producer of natural gas, Israel is almost totally dependent on imported fuel for coal and oil energy sources because domestic production of crude petroleum is negligible and Israel has no domestic production of coal. Most of Israel’s foreign oil is purchased in the open market. Pursuant to an oil supply arrangement between the United States and Israel, the United States has agreed to supply Israel with oil in the event of a failure of Israel’s oil supply.

In 1999, a substantial amount of natural gas was discovered near Israel’s Mediterranean shore. In January 2009, a substantial amount of natural gas was discovered in the Mediterranean Sea, estimated at more than 280 billion cubic meters. In December 2010, another natural gas reservoir was discovered which is estimated to hold more than 470 billion cubic meters of high quality natural gas. The natural gas reservoirs discovered in 2009 and 2010 are known as Tamar and Leviathan, respectively. In April 2012 and May 2013, two more gas reservoirs were discovered, known as Karish and Tanin, respectively, and are estimated to hold 55 billion cubic meters of natural gas.

Given developments in the natural gas market, the Government decided in May 2016 to create a modern regulatory regime. Aiming to create competition in the production segment, the Government decided that the ownership of Karish and Tanin should be transferred to a party that had not owned or been affiliated with an owner of Tamar or Leviathan and has not been affiliated with certain energy companies, such as Delek, Ratio Petroleum or Nobel Energy Mediterranean. Following this decision, in December 2016 Karish and Tanin were sold to Energean Israel, a subsidiary of the Greek energy corporation Energean Oil & Gas. Subsequently, in February 2017 Energean announced that Kerogen Capital committed to invest an initial $50 million in Energean Israel, ahead of the planned $1.3 billion development of the Karish and Tanin gas fields; the investment is subject to approval by the Petroleum Commissioner, after which 50% ownership of Karish and Tanin will be transferred to Kerogen Capital. Another significant goal in the development of the local gas market was met in February 2017, when the owners of the Leviathan reservoir approved a final investment decision (FID) aiming to produce natural gas from the reservoir in 2019.

To encourage the development of current and future reservoirs, primarily those holding a relatively small quantity of estimated natural gas, and to assure stability and certainty in the market, in April 2017 the Government decided to set regulations for a scenario of supply shortage. These regulations intend to guarantee continuity of supply for all natural gas consumers, regardless of the reservoir the consumers are contracted with.

Israel has succeeded in significantly reducing its dependence on oil for the production of electricity by switching to coal-fired power stations located along Israel’s coastline and by expanding a coal facility in Ashkelon. Israel purchases the majority of its coal from South Africa, the United States, Colombia and Australia. Smaller amounts of coal are purchased from other countries including China. Because most of the coal used in Israel is low-sulfur coal, the shift to coal production has not had a significant environmental impact on Israel.

In August 2003, the Government founded Israel Natural Gas Lines Ltd. (“INGL”), a Government Company that was established to supervise, control and operate the natural gas transportation system. In February 2004, the first natural gas power station in Israel was inaugurated in Ashdod. Between 2004 and 2011, INGL completed building the first stage of the national transmission system, connecting eight large power stations owned by IEC, two independent private producers of electricity and most of Israel’s largest industries.

In light of the natural gas discoveries offshore in recent years, INGL is currently in the midst of a development plan and has already begun constructing additional transmission lines that will reach all Israeli gas distribution areas, including small industries and domestic consumers. Among those distribution areas are Jerusalem and northern Israel, home to several large industries. In addition to the new lines, INGL is currently working to multiply existing lines to meet rising demand for natural gas in Israel, as well as to allow export to neighboring countries.

In 2016, 62% of electricity production was generated by natural gas operated power stations. The aggregate demand for natural gas has increased from 1 billion cubic meters in 2004 to 9.6 billion cubic meters in 2016 and is expected to reach an estimated amount of 10.8 billion cubic meters in 2017. Such demand will be supported by the discovery of the Tamar, Leviathan, Karish and Tanin gas fields (see “Balance of Payments and Foreign Trade — Foreign Investments” below).

Tourism

Tourism plays an important role in the Israeli economy. Israel’s tourist centers include Jerusalem, various religious sites throughout the country, Eilat, the Dead Sea and the Mediterranean coast. Income derived from foreign tourism, excluding expenditures of foreign workers in Israel, has steadily increased since the middle of the last decade. Foreign tourism revenues reached $4.2 billion (1.6% of GDP) in 2012, $4.6 billion (1.6% of GDP) in 2013, $4.7 billion (1.5% of GDP) in 2014 and $4.8 billion in 2015 (1.6% of GDP). The contraction in foreign tourism revenues in the second half of 2014 and the first half of 2015 was attributable to Operation Protective Edge, which took place in July and August of 2014, and to the slowdown in the global economy, especially in Russia and the EU. In 2016, foreign tourism revenues amounted to $4.7 billion (1.5% of GDP).

In 2012, tourist arrivals1 increased by 2.3% compared to 2011, amounting to 2.89 million. In 2013, 2.96 million tourists came to Israel, an increase of 2.6% compared to 2012. In 2014, 2.93 million tourists visited Israel, a decrease of 1.2% compared to 2013, due to a relatively poor showing in the second half of 2014 related to Operation Protective Edge. In 2015, 2.80 million tourists came to Israel, a further decrease of 4.3%, due to the continued effects of Operation Protective Edge and the deterioration in the security situation in the fourth quarter of 2015. In 2016, the number of tourist arrivals increased by 3.6% compared to 2015, amounting to 2.90 million; the increase can be attributed to improvements in the security situation and to continued improvements in the general world economy.

The total revenue generated in domestic hotels from foreign visitors amounted to $1.104 billion in 2013, representing a decrease of 2.9% compared to 2012 in real NIS terms, mainly due to the appreciation of the NIS relative to the USD. In 2014, the total revenue generated in domestic hotels from foreign visitors amounted to $1.078 billion, a decrease of 3.9% in real NIS terms compared to 2013. This decrease is primarily attributed to the effects of Operation Protective Edge. In 2015, the total revenue generated in domestic hotels from foreign visitors amounted to $0.977 billion, a decrease of 0.6% in real NIS terms compared to 2014. This was mainly due to the continued effect or Operation Protective Edge and the deterioration in the security situation in the fourth quarter of 2015. In 2016, the total revenue generated in domestic hotels from foreign visitors amounted to $1.002 billion, an increase of 1.9% in real NIS terms compared to 2015.

Table No. 10

Arrivals by Area of Origin and Receipts(1)
(Arrivals in Thousands of People)

	2012	2013	2014	2015	2016
Asia	277.0	275.8	264.6	285.0	340.2
Africa	78.1	74.7	70.0	69.1	65.3
Europe	2,051.6	2,057.7	1,973.0	1,793.0	1,700.9
Americas
United States	593.9	607.5	612.5	629.0	657.3
Other	215.8	212.6	196.3	193.4	187.6
Oceania	39.4	38.6	36.2	34.3	34.7
Other	16.5	15.9	11.1	9.4	9.3
Total arrivals	3,269.2	3,282.9	3,163.4	3,013.2	2,995.3
(In USD Millions)
Income from tourism	4,230	4,646	4,726	4,795	4,745
Expenditures of foreign workers in Israel	1,104	1,082	1,040	999	978

(1)	Tourists and day visitors, excluding cruise passengers.
Source:	Central Bureau of Statistics.

[1]	The tourist arrival figures in this paragraph exclude day visitors.

Research and Development

The Government encourages investment in industrial R&D through advancing support and incentive programs created under the Law for the Encouragement of Industrial Research and Development. The objectives of the Government’s support for industrial R&D are, among others, to foster the development of technology-related industries, create employment opportunities for Israel’s scientific and technological labor force, and improve Israel’s balance of payments by increasing exports of high-tech products and reducing reliance on imports of such products. In 2015 (the most recent year for which civilian R&D data is currently available), approximately 4.25% of GDP was invested in civilian R&D — among the highest level of national expenditure on R&D in the OECD. Israel participates in more than 50 different international and bi-national industrial R&D joint ventures, including several with the United States (e.g., BIRD, BARD, USISTC, Florida, New York, California), several with the EU (e.g., EUREKA, Eurostars, Galileo, Enterprise Europe Network, Horizon 2020), and other joint ventures with Canada, India, Australia, Germany, China, France, Belgium, Italy, Ireland, Turkey, United Kingdom, Greece, Singapore, Portugal, South Korea, Sweden, Finland, Netherlands, Denmark, Czech Republic, Hungary, Brazil, Argentina and Uruguay. The largest international industrial R&D program expenditure in the 2017 budget is approximately NIS 750 million for the European R&D program Horizon 2020.

Prices

Since the end of 1991, the Government has announced annual inflation targets. During the last decade, the annual rate of inflation was 1.8% on average, close to the middle of the Bank of Israel’s target range of 1% to 3%. In 2016, inflation was below the target range, as the CPI averaged -0.5% (-0.2% for December 2015 through December 2016), without a significant change relative to 2015 when the CPI averaged -0.6% (-1.0% for December 2014 through December 2015). During the years 2011 – 2013, the CPI was within, or close to, the Government’s target range, averaging 3.5% in 2011, 1.7% in 2012 and 1.5% in 2013. Since 2014, the inflation rate has been below the target range, averaging 0.5% in 2014 and -0.6% in 2015. The slowdown in the pace of inflation since 2011 was due, among other things, to deceleration in the inflation rate of housing prices, as well as price decreases in furniture, clothing and footwear, and transportation and communication. In addition, in 2016 price decreases were recorded in food (excluding fruits and vegetables) and household maintenance.

Since November 1993, the Bank of Israel has adjusted its key interest rate on a monthly basis. In September 2008, the slowdown in the global economy, coupled with falling inflation, led the Bank of Israel to gradually lower interest rates. By April 2009, the key interest rate was lowered to 0.5% but, as the Israeli economy recovered, the interest rate was raised slightly later that year. The gradual increase of the interest rate continued throughout 2010 into first half of 2011. In June 2011, the Bank of Israel raised the interest rate to 3.25% and kept it at that level until September 2011. Since late 2011, due to subsiding inflationary pressures and appreciation pressures on the NIS, coupled with a slowdown in the global economy and moderate growth in the Israeli economy, the Bank of Israel gradually lowered the nominal interest rate, reaching 0.1% in March 2015. The rate remains the same as of June 2017.

The real interest rate, derived from the Bank of Israel’s key interest rate and inflation expectations (gauged as the difference between the yields of indexed and non-indexed government bonds) decreased from more than 6% in mid-2003 to averages of 2.6% in 2007 and 1.7% in 2008. Due to the 2008 global financial crisis, the Bank of Israel decreased the key interest rate, and by April 2009 the real interest rate had turned negative, averaging -0.7% in 2009. The real interest rate averaged -0.9% in 2010 and 0.4% in 2011. Throughout most of 2012, the real interest rate was near zero and, by the end of 2012, it decreased to 0.2%. Throughout 2013, the real interest rate was negative, averaging -0.2%. In 2014, the real interest rate remained negative, averaging -0.6%. The negative real interest rates continued in 2015 and 2016, as the real interest rate averaged at -0.5% and -0.1%, respectively, mainly due to the Bank of Israel’s low interest rates. The one-year inflation expectation averaged 1.6% in 2009, rose to 2.6% in 2010, and then decreased gradually, reaching 2.5%, 2.1%, 1.7% and 1.2% in 2011, 2012, 2013 and 2014, respectively. In 2015 and 2016, the one year inflation expectation level was 0.6% and 0.2%, respectively, lower than the inflation target band (1% – 3%).

Table No. 11

Selected Price Indices
(Percentage Change, Annual Average)

Period	CPI	CPI Excluding Housing, Fruits and Vegetables	Wholesale Price of Manufacturing Output
2012	1.7%	1.1%	4.3%
2013	1.5%	1.0%	0.4%
2014	0.5%	-0.2%	-1.4%
2015	-0.6%	-1.8%	-5.9%
2016	-0.5%	-1.6%	-3.6%

Source:	Central Bureau of Statistics

Employment, Labor and Wages

As of January 2012, the Central Bureau of Statistics made a transition from a quarterly system of measuring labor force characteristics to a new and improved system that better suits the latest international recommendations on employment and unemployment statistical methodology. The principal changes were: adjusting the definition of the population; significantly increasing the samples and transition to monthly coverage; geographic expansion; and using more advanced statistical methods in the sampling, both in the questioning model and in data estimation. These changes, based on statistical science, led to many changes in logistics and operations, such as improved technological systems, expansion of work teams, interview methodology and work procedures. With the transition to the new system, and as often happens in the case of updating and in this case revolutionizing a statistical series, a “break in the series” was formed. The ability to compare the past with the present became even more difficult and requires extreme care. In the following sections, data is presented according to the new methodology, and data prior to 2012 has been adjusted accordingly.

In 2016, there was a 2.8% increase in real wages (adjusted for inflation), almost unchanged relative to the 2015 growth rate and much higher than the annual growth rates recorded during 2002 – 2014. This high growth rate continues the acceleration trend since 2011, which reflects an ongoing recovery in the domestic economy and is consistent with the reduction in the unemployment rate. In 2016, wages increased by 2.3% in the public sector and by 3.0% in the private sector. In 2016, in nominal terms, wages increased by 2.2% overall, with increases of 1.7% in the public sector and 2.5% in the private sector. The average monthly wage (adjusted for inflation) increased by 2.0% between December 2015 and December 2016.

Following the 2008 global financial crisis, and particularly from 2010 to 2013, there was significant improvement in the labor market. The unemployment rate decreased from 8.9% in 2009 to 4.8% in 2016. The number of employed persons increased by 22.4% between 2009 and 2016, and real wages increased by 9.6% during the same period. The unemployment rate has been in an overall declining trend since 2003; it declined gradually from a high rate of 12.0% in 2003 to 11.7% in 2004, 10.3% in 2005, 9.7% in 2006, 8.7% in 2007 and 7.5% in 2008. As a result of the global financial crisis and the slowdown in the Israeli economy, the unemployment rate increased to an average of 8.9% in 2009. In the latter half of 2009, the unemployment rate returned to a decreasing trend, reaching 8.0% in 2010, 7.0% in 2011, 6.9% in 2012, 6.2% in 2013 and 5.9% in 2014. This downward trend continued in 2015 and 2016, as the unemployment rate reached 5.3% and 4.8%, respectively.

In 2015 (the most recent year for which poverty data is currently available), the improvement in the labor market contributed to the reduction of poverty in Israel. The percentage of families living in poverty decreased from 19.4% in 2012 to 18.6% in 2013, the lowest percentage since 2004. In 2014 and 2015, the poverty rate slightly increased to 18.8% and 19.1%, respectively. The percentage of individuals living below the poverty line increased slightly from 21.8% in 2013 to 22.0% in 2014 but decreased slightly to 21.7% in 2015. The percentage of children living in poverty decreased from 33.7% in 2012 to 30.8% in 2013, slightly increased to 31.0% in 2014 and then decreased to 30.0% in 2015. The incidence of poverty among working families decreased from 13.8% in 2012 to 12.5% in 2013, but increased to 13.1% in 2014, and further increased to 13.3% in 2015. Concerning different demographic groups, the incidence of poverty among Ultra-Orthodox (“Haredi”) Jewish families increased from 52.1% in 2013 to 52.4% in 2014 and then sharply decreased to 48.6% in 2015. On the other hand, the poverty rate among Arab families increased from 51.7% in 2013 to 52.6% in 2014 and further to 53.3% in 2015. In 2015, the incidence of poverty among single parents with dependents was 21.8%, a significant decline relative to 25.1% in 2014 and 27.5% in 2013. The poverty rate among families with children was 23.0% in 2013 and increased to 23.3% in 2014 but decreased to 22.3% in 2015.

The labor force participation rate (the labor force as a percentage of the population over the age of 15) was 64.1% in 2016, unchanged relative to 2015, and was a slight decrease relative to the 2014 rate of 64.2%. Although in 2016 there was no change in labor force participation, there has been steady incremental improvement in the participation rate since 2002 when it was at 59.3%. However, the participation rate is negatively affected by the non-working populations in Israel, such as Haredi men and Arab women. The increase in the participation rate and the number of Israelis employed is attributable to, among other factors, overall economic growth and the successful implementation of the Government’s policy to cut transfer payments and lower taxation on labor.

The wave of Eastern European immigrants that came to Israel following the collapse of the Soviet Union led to significant growth in the Israeli labor force beginning in 1990. Despite the initial difficulties experienced by many of the professional and highly skilled immigrants in finding suitable employment, statistical data regarding employment trends in Israel suggest that immigrants have been successfully integrated into the labor market and are for the most part able to find employment suited to their educational level and employment qualifications. One important factor in this integration has been the growth in demand driven by Israel’s high-tech companies which matches the educational and professional background of many of the new immigrants.

Table No. 12

Principal Labor Force Indicators(1)
(Annual Average — Figures In Thousands Unless Noted Otherwise)

	2012	2013	2014	2015	2016
Permanent average population	7,907.2	8,056.0	8,212.1	8,377.1	8,544.4
Population aged 15+	5,672.0	5,775.1	5,884.7	6,000.1	6,119.9
Civilian labor force(2)	3,606.0	3,677.8	3,778.3	3,845.7	3,959.2
Labor force participation rate(3)	63.6%	63.7%	64.2%	64.1%	64.1%
Unemployment Rate	6.9%	6.2%	5.9%	5.3%	4.8%

(1)	All figures are comparable with the Central Bureau of Statistics’ new methodology for the monthly labor force survey. Due to a change in the methodology, unemployment rate data through 2011 may give different values than those for 2012 and onward, as such data were calculated according to different conventions.
(2)	The sum of the number of workers and the number of job seekers.
(3)	Civilian labor force as a percentage of the population over the age of 15.
Source:	Central Bureau of Statistics.

Table No. 13

Unemployment Data by Demographic Group(1)

	2012	2013	2014	2015	2016
Men	6.8%	6.2%	5.9%	5.1%	4.7%
Women	7.0%	6.2%	5.9%	5.4%	4.9%
Population aged 25 – 64	5.9%	5.4%	5.0%	4.5%	4.1%

(1)	All figures are comparable with the Central Bureau of Statistics’ new methodology for monthly labor force survey. The unemployment rate for the years prior to, not including 2012, is calculated according to the difference between participating and working persons as percentage of the number of participating persons.
Source:	Central Bureau of Statistics.

Table No. 14

Employment Data
Twelve-Months Ended December 31, 2016
(Wages in USD at Current Prices)

Month	Average Wage	Participation Rate	Unemployment Rate
January	$2,367	64.1%	4.9%
February	$2,389	64.0%	5.3%
March	$2,538	64.4%	5.3%
April	$2,508	64.4%	4.8%
May	$2,421	64.2%	4.8%
June	$2,571	64.1%	4.7%
July	$2,521	64.4%	4.7%
August	$2,534	64.1%	4.6%
September	$2,557	64.3%	4.9%
October	$2,430	64.1%	4.5%
November	$2,451	64.1%	4.5%
December	$2,573	64.0%	4.3%
Average	$2,489	64.1%	4.8%
Source:	Central Bureau of Statistics and Bank of Israel; Calculations by the Chief Economist — Department at the Ministry of Finance.

In 2016, Israel’s population totaled 8.5 million, an increase of 2.0% compared to 2015. The population has grown at a steady annual rate of around 1.8% – 2.0% during 2003 – 2015. The civilian labor force increased by 2.0% in 2016. Of the 3.74 million employed in the labor force in 2016, 35.4% worked in the public sector.

One of Israel’s most important resources is its highly educated work force. Based on OECD reports, in 2015 approximately 48% of adults between the ages of 25 and 64 had attained tertiary education, compared to the 32% OECD average. Utilizing its highly-educated population, Israel has developed a technology-based and export-oriented economy. In 2016, 40.7% of the work force consisted of employees with an academic, scientific, technical or related professional background, while 18.6% consisted of administrative or managerial workers. These percentages compare favorably with the percentages of such workers in other developed countries. The employment qualifications of recent immigrants have been consistent with the high quality of the Israeli work force, with two-thirds of immigrants from the former Soviet Union consisting of scientists, engineers or technical staff.

Table No. 15

Structure of Employment in Israel
(Employed Persons by Industry, as Percent of Total Employees)

	2012(1)	2013	2014	2015	2016
Employment by Sector
Public Sector Employment	34.7%	35.2%	35.5%	35.8%	35.4%
Private Sector Employment	65.3%	64.8%	64.5%	64.2%	64.6%
Employment By Industry
Agriculture	1.2%	1.2%	1.1%	1.0%	1.0%
Manufacturing	12.1%	11.9%	11.8%	11.6%	11.4%
Water and electricity(2)	0.8%	0.9%	0.9%	0.9%	0.9%
Construction	4.6%	4.8%	4.9%	5.0%	5.0%
Trade	11.9%	11.7%	11.4%	11.5%	11.5%
Catering	4.3%	4.4%	4.3%	4.2%	4.4%
Banking and financial services	3.4%	3.4%	3.5%	3.4%	3.3%
Business services(3)	16.4%	16.8%	16.9%	17.0%	17.3%
Public administration	10.7%	10.5%	10.3%	10.2%	10.1%
Education	12.0%	12.0%	12.2%	12.5%	12.2%
Health, welfare and social work	10.1%	10.3%	10.6%	10.8%	10.7%
Transport	4.2%	4.2%	4.1%	4.1%	4.1%
Personal and other services(4)	4.3%	4.4%	4.3%	4.2%	4.3%
Services for households by domestic personnel	2.0%	1.9%	1.9%	1.8%	1.8%
Other	2.1%	1.6%	1.7%	1.8%	1.9%
Total workers(5) (In Thousands)	3,159	3,450	3,556	3,644	3,737

(1)	The 2012 – 2016 data is not comparable with previous years’ data due to a change in the Central Bureau of Statistics’ monthly labor force survey methodology.
(2)	“Water and electricity” includes in the new classification: “Electricity, gas, steam and air conditioning supply” and “Water supply; sewage, waste management and remediation activities.”
(3)	“Business services” includes in the new classification: “Information and communication,” “Real estate activities,” “Professional, scientific and technical activities” and “Administrative and support service activities.”
(4)	“Personal and other services” includes in the new classification “Arts, entertainment and recreation” and “Other service activities.”
(5)	Israeli workers only.
Source:	Central Bureau of Statistics, Bank of Israel.

Role of the State in the Economy

Historically, the Government has been involved in nearly all sectors of the Israeli economy, particularly in defense-related and monopolistic businesses and industries. Before the privatization process started, ownership of industry in Israel was divided among the Government, the organization of trade unions (“Histadrut”) and the private sector, with the Government and the Histadrut owning prominent interests in several key industries. In recent decades, the Government has made progress towards the privatization of state-owned enterprises and introduced structural competitive changes in several sectors of the economy. As part of the privatization process, the Government has implemented structural market reforms intended to enhance competition in certain essential monopolistic sectors such as the communications sector, oil refineries and the seaports. In addition, the Government introduced competition in additional sectors and industries, such as the electricity sector and capital markets.

The Government Companies Authority was established under the Government Companies Law, 1975. The Government Companies Authority is a professional unit of the Ministry of Finance, which is the government body charged with exercising the ownership function in state-owned enterprises, including overseeing privatizations and managing structural changes. As of December 2016, there were 101 state-owned enterprises, which include business-oriented enterprises, funds established as investment vehicles, academic and educational institutions, real estate companies and social services providers.

State-owned enterprises are divided by law into two main categories: Government Companies (including their Government Subsidiaries) and Mixed Companies. In addition to state-owned enterprises, there are statutory corporations which are established pursuant to specific laws regulating their operations and governance structures.

Government Companies are companies in which the Government owns more than 50% of the voting rights or the right to appoint more than half of the members of the board of directors. Government Companies are subject to the Israeli Government Companies Law and the regulations promulgated thereunder (collectively, the “GCL”). In addition, the Government Companies Authority regularly issues circulars in accordance with the GCL (see “Privatization,” below). A substantial part of the GCL is dedicated to corporate governance of Government Companies and the circumstances under and procedures by which the Government may sell shares in or reorganize Government Companies.

Government Companies play a significant role in the Israeli economy. In 2016, they employed approximately 56,000 employees or 1.5% of the Israeli work force, accounted for NIS 19.5 billion of exports and invested NIS 195 billion in fixed assets. These companies include several public utilities, monopolies and defense companies.

Mixed Companies are companies in which the State owns 50% or less of the voting rights or has the right to appoint less than half of the members of the board of directors. Under the GCL, Mixed Companies are not subject to the same degree of regulation as Government Companies. However, Mixed Companies are subject to certain provisions of the GCL, including qualifications and approvals required for the appointment of certain directors by the Government. Mixed Companies play a relatively minor role in the economy.

The Government has initiated a number of regulatory arrangements to increase competition in certain sectors. These arrangements focus on the introduction of privately-owned companies as competitors to state-owned enterprises in sectors in which the Government wishes to increase competition. The pace of privatization is dependent upon further regulatory and structural reforms and the formulation of policies that will define the post-privatization environment in which these companies will operate. The development and implementation of some of these policies and reforms may take a considerable amount of time.

Privatization.  Privatization is an essential element of the broader market reforms initiated by the Government over the past several decades that aim to promote the growth of the private sector, mainly by enhancing competition. Privatization efforts have included the full or partial sale of state-owned companies and banks and the transfer to private entities of activities that were previously performed by Government Companies or statutory corporations.

In total, between 1986 and 2016, 100 Government Companies changed their status to either Mixed Companies or fully-private enterprises. The proceeds stemming from these privatizations totaled $14.4 billion. The most significant individual privatization transactions, measured by revenue, have been Israel Chemicals Ltd. in 1992, Zim Integrated Shipping Services in 2003, Bezeq in 1997 – 2005, El Al Israel Airlines Ltd. in 2003 – 2007, Oil Refineries Ltd. in 2006 – 2007, and Eilat Port Company Ltd. in January 2013. In parallel, the Government sold its shares in the major Israeli banks that came into state ownership following the 1983 banking crisis. The State remains a minority shareholder in only one bank, Bank Leumi, in which it currently holds 6.03%.

The implementation of the privatization policy includes a reduction of the State’s holdings in Government Companies, as well as an increase in the number of Government Companies through the consolidation and transformation of various Government units and statutory authorities. In addition, the Government has implemented structural changes to the external controls system, aiming to implement high standards of accounting controls, improve civil services, and increase competition in the infrastructure industry. As part of the revised external controls structure, in July 2002 the State enacted new legislation based on provisions of the U.S. Sarbanes-Oxley Act of 2002. This legislation provides for, among other things accuracy and transparency in financial statements and internal controls systems of Government Companies. Under this legislation (and similar to Section 404 of the Sarbanes-Oxley Act), Government Companies holding or managing assets in excess of NIS 400 million are required to submit statements regarding the scope, adequacy and effectiveness of their internal control procedures for financial reporting, attested to by their accountants.

On October 5, 2014, it was decided by a Government resolution to privatize 25% to 49% of the State’s holdings in certain Government Companies in which the State has a long-term interest to control and to completely privatize certain other Government Companies. In 2015, the Government Companies Authority, together with the Government Companies in the resolution, began to take action to advance those companies’ readiness for initial private offerings and privatization. In 2016, the Government Companies Authority completed a multi-company transaction, in which the State’s holdings in the companies Atarim, Otzar Mifaley Yam and The Company for the Development of Old Jaffa were sold to Tel-Aviv Municipality, and Tel-Aviv Municipality’s holding in the company Netivei Ayalon were sold to the State.

Table No. 16

Selected State-Owned Companies
(As of December 31, 2016)(1) (In Millions of Dollars, Except Percentages)

Company Name	Direct/ Indirect Government Ownership	Total Assets	Long-Term Liabilities	Total sales
Israel Electric Corp. Ltd.	99.85%	21,726	14,788	5,891
Israel Aerospace Industries Ltd.	100.00%	4,659	605	3,577
Rafael-Advanced Defense Systems Ltd.	100.00%	2,667	240	2,160
Israel Military Industries Systems Ltd.	100.00%	948	403	562
Israel Ports Development and Assets Company Ltd.(2)(3)	100.00%	1,678	22	255
Ashdod Port Company Ltd.(2)	100.00%	947	189	283
Haifa Port Company Ltd.	100.00%	682	112	205
Israel Railways Ltd.	100.00%	6,652	5,962	599
Mekorot Water Company Ltd.	91.57%	3,880	2,029	1,145
Israel Postal Company Ltd.	100.00%	1,493	302	469
Israel Natural Gas Lines Company Ltd.	100.00%	1,503	1,174	138
Netivei Israel-National Transport Infrastructure Company Ltd.	100.00%	464	95	1,270
Petroleum & Energy Infrastructures Ltd.	100.00%	428	45	97

(1)	Based on consolidated NIS-denominated financial statements prepared in accordance with either Israeli generally accepted accounting principles or IFRS. Amounts in dollars were converted from NIS at the applicable exchange rates for December 31 set forth in Table No. 1.
(2)	Spun-off from the Ports Authority in 2004.
(3)	Data as of December 31, 2014.
Sources:	Ministry of Finance, Government Companies Authority.

Below are summary descriptions of the state-owned companies set forth in the above table, including specific steps planned or taken by the Government to prepare such companies for privatization or reform their structures and operations.

Israel Electric Corporation Ltd.

IEC is a monopoly supplying most of Israel’s electricity demand. Since 1996, IEC has been regulated under the Electricity Sector Law and the regulations promulgated thereunder. Since the enactment of the law, the Government and several ministries have made a number of decisions and recommendations regarding the electricity sector, some of which were subsequently adopted as amendments to the law. The purpose of the Electricity Sector Law is to regulate activity in the electricity sector in the public interest, to ensure the reliability, availability, quality, and efficiency of services, to create conditions for competition and to minimize costs. The Electricity Sector Law’s numerous amendments outline the separation of activities in the generation, transmission, distribution and supply of electricity. The law provides for, among other things, tariff supervision (including efficiency incentives) regulating IEC’s profits and the prices it can charge consumers, and licensing requirements pursuant to which IEC holds licenses that permit it to conduct its business. The law provides for transition periods during which IEC has been granted licenses to generate, transmit, distribute and supply electricity. IEC currently holds licenses to generate electricity at each of its 63 generation units. The generation and transmission licenses, as well as the licenses for distribution and supply, have been extended several times and are valid until November 15, 2017.

Under the Electricity Sector Law, the owner of a license for transmission or distribution is required to purchase electricity from other generators of electricity and to enable other licensed generators to use the same transmission and distribution channels to supply electricity to their own customers. After the law was enacted, the Government passed several resolutions aimed to strengthen independent power production by, among other things, enabling entrepreneurs in the free market to invest in the construction and operation of generation units. Accordingly, pursuant to these governmental resolutions, independent private producers of electricity may generate electricity and sell it directly to end-users using IEC’s transmission and distribution network. In recent years, the Government has reaffirmed and expanded its policy of encouraging competition by means of independent private producers. The Government’s goal is to achieve a competitive market in the generation segment of the electricity sector.

In July 2013, the Minister of Finance and the Minister of National Infrastructures, Energy and Water (the “Ministers”) appointed a steering committee to formulate recommendations with respect to reforms in the electricity sector and structural changes in the IEC. The committee published draft recommendations in March 2014, but the recommendations were not implemented.

In November 2015, the Ministers instructed their representatives to commence formulating the Government’s position and to re-engage in negotiations to implement the committee’s recommendations regarding reform in the electricity sector and structural changes in the IEC. The Government is interested in promoting reforms in which the IEC will sell its gas-powered power stations to the private sector, but implementation of such reforms has not yet commenced. Discussions between representatives of the relevant government branches, the IEC and IEC employees are ongoing and may take considerable time to complete. There is considerable uncertainty relating to the manner and timing of the implementation of the reforms, which are expected to materially impact the IEC’s financial condition and results.

In 2015 and 2016, the IEC raised approximately NIS 0.9 billion and NIS 5.2 billion, respectively, in tradeable bonds on the TASE.

Defense-Oriented Companies

Israel Aerospace Industries Ltd., Israel Military Industries Ltd. and Rafael-Advanced Defense Systems Ltd. are three defense-oriented Government Companies. Currently, the State holds 100% of each of these companies. Israel Aerospace Industries raises money on the TASE through the issuance of bonds, including $110 million in 2009, $318 million in 2013 and $132 million in 2014. On December 23, 2013, the Ministerial Privatization Committee decided to privatize Israel Military Industries by establishing a new Government Company to which the business-oriented activity of Israel Military Industries would be transferred, and the new Government Company would be sold in a private sale to one or a group of investors from Israel or abroad. As of June 2017, the Government Companies Authority is in the final stages of the sale process. On October 7, 2014, the committee decided to privatize 20% to 49% of the State’s holdings in Israel Aerospace Industries and Rafael.

Ports Companies

The Ports Authority, which historically functioned as an operating port authority (with ownership over all port property and assets and responsibility for all vessels and cargo handling operations in Israel’s ports), was one of the strongest and most significant monopolies in Israel. In July 2004, the Knesset passed a law abolishing the Ports Authority and dividing its activities among three newly-formed Government Companies, each responsible for operating the ports of Haifa, Ashdod and Eilat, respectively. An additional Government Company was created to hold and manage the ports’ assets and to lease them to these three port operating companies and other companies in the ports industry. An Administration of Shipping and Ports was also established under the jurisdiction of the Ministry of Transport and Road Safety. The implementation of the port sector reform began in February 2005 when the Ports Authority was abolished and the aforementioned companies commenced operations. As part of the privatization process, it was planned that portions of the three port operating companies would be sold to private investors.

The Government’s current policy toward the Ashdod and Haifa port companies contemplates their gradual privatization through sales of predetermined percentages of the Government’s holdings of these companies in several stages. In 2010, the Ministerial Privatization Committee decided that the Government would sell all of its holdings in the Eilat Port Company through a private sale. In January 2013, the Eilat Port Company was successfully sold to Papo Maritime Ltd. Papo Maritime paid the State NIS 105 million for the right to manage and operate the Eilat port for the next 15 years. Papo Maritime will pay another NIS 105 million should it decide to exercise an option to extend the lease for 10 additional years and so long as it meets certain predetermined operational targets. In July 2013, the Government announced its plan to build two additional container terminals, one in the Haifa area and one in Ashdod. During 2014, the Israel Ports Development and Assets Company published a global tender for establishing and operating these new facilities and, in January 2015, signed contracts to build the facilities with two companies and signed contracts with two global operators for each of the new terminals in May 2015.

Israel Postal Company Ltd.

Israel Postal Company Ltd. and its subsidiary, the Postal Bank Ltd., were established in March 2006 to replace the Postal Authority. These Government Companies were established as part of a comprehensive reform in the postal sector which included, among other things opening the postal sector to competition, licensing the operations of the companies and setting fees for postal services.

In September 2006, the Government passed a resolution in principle according to which the Postal Company, including the Postal Bank, would be privatized in two stages. During the first stage, up to 49% of the companies’ shares would be offered on the TASE. During the second stage, the remaining shares would be sold to strategic investors.

In 2010, the Postal Company raised $106.7 million through a private issuance of bonds.

In 2012, an amendment was added to the Postal Law that enhanced the status of the Postal Bank as an independent subsidiary of the Postal Company and its financial services. The Ministry of Communications and the Ministry of Finance continue to implement the relevant arrangements relating to such amendment.

In 2013, due to continuing poor financial performance and negative cash flow, the Postal Company presented a comprehensive recovery plan to the Ministry of Finance and to the Ministry of Communications. During 2014, the two ministries signed recommendations regarding the Postal Company’s tariffs and regulation, and in 2015 regulations regarding the Postal Company were signed and the tariffs were updated. In January 2015, the Postal Company signed a collective agreement with its employees to reduce the workforce by 1,200 positions and to implement changes regarding the employees’ working environment. In March 2015, an investment agreement was signed with the State to enable the financing of the recovery plan.

Israel Railways Ltd.

Israel Railways was separated from the Ports and Railways Authority pursuant to a December 2002 amendment to the Ports and Railways Authority Law. In 2003, Israel Railways began operating as a Government Company and commenced a five year, $4.5 billion investment plan. In August 2007, this plan was updated and expanded to $7.8 billion, to be implemented in years 2003 – 2013. In 2008, the Government and Israel Railways entered into a new infrastructure and investment agreement. This agreement, together with the investment plan, is expected to have a long-term positive impact on the Israeli transportation system in particular and on the Israeli economy in general. In December 2009, the Government and Israel Railways signed an agreement that set forth the principles applicable to the State’s subsidization of Israel Railways’ ongoing activity. This agreement was revised in 2014. The new agreement deals with the current subsidization and development subsidization until 2020. In 2017, Israel Railways presented a new strategic development plan, addressing the period until 2040, including an expansion of the existing rail network, transition from gasoline to electricity and new high speed lines.

In 2015, Israel Railways raised $253 million on the TASE through the issuance of bonds. The money received from the bonds will finance Israel Railways’ investment plan. Israel Railways presented profits for the first time in 2014 with a $400 million net profit. Net profits in 2015 and 2016 were of $40 million and $35 million, respectively.

From 2010 to 2012, the Ministries of Finance and Transportation held discussions with Israel Railways’ employees and the Histadrut regarding making structural changes in the company. After protracted negotiations, the parties reached an agreement which was made effective through a Government decision to establish two railway subsidiaries: (1) Israel Railway Station Development Company Ltd. which will enable the development of real estate compounds surrounding Israel Railway stations; and (2) Israel Rail Cargo Company Ltd. which will handle transportation of cargo. In addition, Israel Railways employees agreed to outsource 30% of the maintenance of portable electronic equipment. In October 2016, the subsidiary companies both appointed chief executive officers and started their operations.

Kibbutzim and Moshavim

Kibbutzim are collective settlements that traditionally were primarily agricultural. However, most kibbutzim now derive a majority of their revenues from manufacturing, tourism and other services. There are approximately 268 kibbutzim in Israel with approximately 163,900 inhabitants. Moshavim are cooperative settlements, most of which consist of individual owners of small farms. Moshavim derive a large percentage of their revenues from agriculture. There are approximately 444 moshavim with approximately 316,600 inhabitants. Kibbutzim and moshavim both experienced financial crises in the 1980s.

In 1988, the Government and the bank creditors of the moshavim agreed on a rescue and recovery program for the moshavim. In 1992, the Knesset approved legislation requiring the voluntary discharge of part of the moshavim’s bank debt, partial repayment of outstanding debt by the moshavim using the proceeds of certain mandatory asset sales by the moshavim, and restructuring of the remaining of the moshavim’s debt at below-market interest rates. As of December 31, 2016, the remaining outstanding debt of moshavim amounted to NIS 0.4 million as compared to NIS 1.7 million at the end of 2015.

In 1989 and 1999, the kibbutzim, their bank creditors and the Government signed a series of agreements targeting the establishment of a rescue and recovery program for the kibbutzim. In accordance with these agreements, an aggregate debt of NIS 15.89 billion (calculated as of December 31, 2007) was voluntarily discharged and written off by the banks, out of which NIS 6.66 billion was paid to the kibbutzim’s bank creditors by the Government. An additional NIS 13.3 billion of the kibbutzim’s outstanding bank debt was restructured and funded entirely by below-market loans extended by the Government to the kibbutzim’s creditors. As of December 31, 2016, the remaining outstanding debt of the kibbutzim amounted to NIS 25 million as compared to NIS 30 million at the end of 2015.

The Environment

Since the establishment of the Ministry of Environmental Protection (“MOEP”) in 1989, Israel has enacted many laws and regulations relating to the protection of the environment. The MOEP seeks to, among other things, (i) protect, rehabilitate and prevent the misuse of ecosystems, natural resources and open spaces; (ii) protect the public and the environment from pollution and nuisances; (iii) prepare for adaptation to climate change; (iv) promote sustainable growth and the integration of sustainability in government, the private sector and amongst the public; and (v) develop the MOEP’s ability to accomplish its mission efficiently and effectively. The State’s environmental legislation encompasses laws targeting the protection of natural resources, abatement and prevention of environmental nuisances, and safe treatment of certain contaminants and pollutants. Other comprehensive legislation such as the Planning and Building Law and the Licensing of Businesses Law provides a framework for controlling the use of resources and promoting sustainable development. Planning authorities view environmental considerations as an integral part of the planning and licensing process, and objections are frequently based on environmental issues.

Israel has ratified nearly all of the major international conventions on environmental protection and ensured that its national legislation conforms to these conventions. Israel is a party to international conventions on such subjects as climate change, trans-boundary movements of hazardous waste and chemicals, protection of the ozone layer, biological diversity, wetlands protection, international trade in endangered species, and protection of the Mediterranean Sea from pollution. Israel is expected to ratify the Stockholm Convention on Persistent Organic Pollutants by the end of 2018. Israel ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “UNFCCC”) in February 2004 and soon thereafter created a Designated National Authority for the Clean Development Mechanism.

In 2015, an inter-ministerial committee was established to prepare recommendations for a national plan for the mitigation of GHG emissions in Israel by 2030. The committee submitted its findings to the Government and, following Government approval, Israel submitted its Intended Nationally Determined Contribution to the Secretariat of the UN Climate Change Convention in September 2015. According to the Intended Nationally Determined Contribution, Israel intends to achieve an economy-wide unconditional target of reducing its per capita greenhouse gas emissions to 7.7 tCO2e (tons of carbon dioxide equivalent) per capita by 2030, which constitutes a reduction of 26% below the level in 2005 of 10.4 tCO2e per capita. An interim target of 8.8 tCO2e per capita is expected by 2025.

In April 2016, Israel signed the Paris Climate Agreement, and a national plan was approved for the reduction of GHG emissions in order to meet the national target. Within the framework of the national plan, the Government allocated NIS 800 million for the implementation of various abatement measures, including NIS 500 million in Government guarantees and a subsidy program of NIS 300 million in financial support to Israeli companies over four years to invest in energy efficiency. In allocating the grants, preference will be given to small and medium enterprises. The national plan also set sector-specific targets: an increase in renewable energy to 17% of total energy production; a 17% reduction in electricity consumption relative to a “business as usual” scenario; an improvement in public transportation that will result in a 20% reduction in private vehicle usage; and a transition from diesel to compressed natural gas for heavy vehicles. The GHG reduction program will result in a massive decrease in pollution, and thus lower morbidity and mortality rates, as well as savings in fuel and electricity bills. It will also result in long-term energy security, efficiency, increased competition, job opportunities, further development of a clean tech market and economic growth. The ultimate savings for the Israeli market will be an estimated NIS 100 billion.

Israel submitted its First Biennial Update Report under the UNFCCC in April 2016. The report includes, among other things, information on GHG abatement measures carried out and a GHG inventory.

A voluntary registry for the accounting and reporting of GHG emissions was launched in July 2010. Over 50 companies and organizations have joined and reported on their GHG emissions for 2014. To encourage and recognize companies and organizations that join the registry and report their GHG emissions, an awards program was established with certificates of recognition signed by the Minister of Environmental Protection. Level 1 award certificates are presented to entities to recognize reporting; Level 2 awards are presented to entities that have their reports verified by a third party that received certification; and Level 3 awards are presented to entities that submit certified emissions reductions. Four companies received Level 2 awards in 2014 out of 53 submissions.

The introduction of natural gas to the electricity sector (see “The Economy — Energy,” above) is expected to have major consequences on pollution abatement from the electricity sector. The share of coal in the fuel mix of Israel’s power sector has decreased considerably from 2010 to 2016 – from 60% to approximately one-third. A decision of the Electricity Public Utility Authority in 2015 shifted 17% of the electricity generated by coal to natural gas within one year. As a result, in 2016 natural gas became Israel’s primary fuel, accounting for 61% of the total fuel mix. In addition, in 2016 the Minister of Environmental Protection and the Minister of Energy made a historic decision to shut down one-third of Israel’s coal generation capacity by June 2022.

Progress with respect to renewable energy was slow in prior years, but major developments in 2016 are expected to result in a rapid increase in renewable energy capacity. The most significant action was the initiation of market-based competitive tenders for renewable energy. The first bidding round for additional photovoltaic capacity was completed in March 2017 and resulted in significantly low prices — implying that renewable energy can now compete with conventional energy generation, regardless of externalities. Israel’s activity in the renewal energy field puts Israel on track to meet its 10% renewable generation target by 2020.

In 2016, the Government also implemented a number of successful financial incentive programs for energy efficiency. For example, a budget of approximately $105 million was allocated for two grant schemes that incentivize energy efficiency investments in local authorities with low socio-economic rankings and small and medium-sized businesses.

In 2013, the MOEP and the Small and Medium Enterprises Authority at the Ministry of Economy launched a program initiative to promote sustainable business in Israel. The program offers subsidized professional advice to businesses in environmental and energy efficiency areas. This program constitutes part of a wider system that provides professional consultation to existing and new businesses in areas such as establishing a business, business management, financial management, marketing and sales, operations, industrial design and exports. Increased environmental and energy awareness is expected to result in energy savings and a reduction in GHG emissions.

Israel has enacted several environmental laws and regulations, including regulations on the prevention of water pollution, such as requirements for wastewater treatment plants to stabilize and treat the sludge generated for agricultural use or soil conditioning (enacted in 2004) and stringent standards for 36 different parameters to bring wastewater treatment to a level creating effluents suitable for unrestricted irrigation and discharge into rivers (enacted in 2010). Revised regulations on environmental impact assessment, which introduce environmental considerations in earlier stages of planning and decision making and incorporate sustainable development principles, came into force in September 2003. In January 2004, regulations were announced to implement the Montreal Protocol (amended in 2009) by restricting production, consumption, importation and exportation of substances that deplete or are likely to deplete the ozone layer. In August 2004, the Knesset enacted the Law for the Protection of the Coastal Environment which acknowledges the coastal environment as a national resource that must be protected for the benefit and enjoyment of the general public and establishes principles for the sustainable management, development and use of the coastal environment. The Non-Ionizing Radiation Law, which aims to protect the public and the environment from the harmful impact of exposure to non-ionizing radiation (including radiation from cellular base stations and electricity network installations), was enacted in January 2006 and regulations came into effect in January 2010.

The Clean Air Law came into effect in 2011, providing a framework for the reduction and prevention of air pollution by setting responsibilities and imposing obligations on the Government, local authorities and the industrial sector. The comprehensive law relates to a wide range of provisions including requirements that major industrial polluters obtain emission permits, publication of air quality data and forecasts, granting the MOEP authority over vehicular pollution, formulation of a national plan for the reduction and prevention of air pollution, air pollutant monitoring and sampling, and increased enforcement and stricter penalties. Air quality standards that became effective in May 2013 require new and existing factories to receive emissions permits. Factories that do not meet air quality standards will not receive an emissions permit. Updated air quality standards that raised the threshold for air quality values for substances (pollutants) listed in the Clean Air Law came into effect in 2016. To encourage the reduction of air pollution from vehicles, the Government imposes a vehicle sales tax that is linked to the pollution level emitted from the vehicle. The sales tax on hybrid cars was 30% from 2005 through the end of 2014 and is 45% in 2015, 60% in 2016 and thereafter will be identical to regular cars. The sales tax on electric cars was 8% through the end of 2013, 10% in 2014, 20% in 2015 and will be 30% between 2016 and 2019. The sulfur content of transport fuels has been significantly reduced to 10 ppm (in accordance with Euro 5 standards). New passenger vehicles are required to comply with stringent Euro 5 standards and new heavy-duty vehicles with Euro 6 standards. All vehicles are now required to go through stricter annual air pollution checks. In late 2016, a NIS 30 million hybrid taxi program was launched to encourage licensed taxi drivers to purchase hybrid cars with “green vehicle ratings”.

In September 2015, the Government approved the Action Plan to Reduce Pollution and Environmental Risks in Haifa Bay. The five-year, NIS 330 million plan aims to protect Haifa Bay residents’ health and to achieve a significant improvement in local quality of life. To meet these goals, the plan includes: increased supervision of industry and monitoring of pollutants; incentives for factories to switch to natural gas; more environmental sampling of air pollution; the creation of Israel’s first ever low-emission zone, an area that will be restricted to polluting diesel vehicles; subsidies for the installation of particulate filters in heavy vehicles; and a transition to natural gas-fueled trucks and buses. The Action Plan is expected to reduce industrial air pollution in Haifa Bay by 50% by 2018. In January 2016, the first stage of the Action Plan began, with the heavy discounting of Carmel Tunnels fares for light trucks (weighing up to 12 tons). The discount incentivizes light trucks to use the tunnels, fewer trucks to use main roads, with the local population being less exposed to air pollution from transportation. The quarterly report for the first quarter of 2016 of the Action Plan highlighted a number of major achievements, including: the reduction in the number of heavy trucks driving in downtown Haifa during rush hour by 67%; the removal of 63 vehicles from the road as a consequence of roadside emission spot tests; the setting of emissions requirements for 21 of the 26 largest factories in the Haifa Bay area; and the significant increase in regulatory supervision of factories and smokestacks. In addition, enforcement proceedings have begun against five factories, environmental standards have been tightened for six pollutants, 20,000 cubic meters of contaminated soil have been removed from the bottom of the Kishon River and treated, and a hazardous materials risks survey has begun.

Israel has implemented measures to promote Sustainable Materials Management. Israel has been implementing extended producer responsibility in the waste sector. A law on the collection of beverage containers (deposit) for recycling was enacted in 1999 and amended in 2010. The Knesset enacted the Tire Disposal and Recycling Law in January 2007, imposing the responsibility of collecting and treating used tires on importers, manufacturers and retailers. In 2011, the Knesset enacted the Packaging Law which imposes direct responsibility on producers and importers for collecting and recycling the packaging waste of their products. The law provides for the prohibition of landfilling of packaging waste by 2020. In March 2014, the Environmental Treatment of Electronic Equipment Law came into force and imposes responsibility on manufacturers and importers of electronic products in Israel to finance the collection and treatment of their market share’s worth of the waste. The goal is to reach a rate of at least 50% recycling of electronics waste by 2021.

Legislation to reduce the use of lightweight plastic disposable carrier bags in Israel was enacted in March 2016 and came into effect on January 1, 2017. The law prohibits retailers (including internet retailers) from distributing or selling single-use carrier bags less than 20 microns thick to consumers. The law further prohibits large retailers (including internet retailers) from distributing single-use carrier bags, sized between 20 and 50 microns, unless a minimal fee is collected (a minimum of 10 agorot in a levy).

The funds collected from the levy will be deposited in the MOEP’s Maintenance of Cleanliness Fund and will be managed in a separate account. The collected funds will be used for encouraging the reduction of single-use carrier bags and for reducing the negative environmental impacts associated with the carrier bags by the following means:

•	Encouraging the use of multi-use carrier bags with lesser environmental impact;
•	Education and information on the goals of the law;

•	Clean-up activities to remove plastic bag waste from beaches and coastlines; and
•	Assistance to carrier bag producers in adjusting their operations to the law’s provisions.

Future regulations will prohibit the landfilling of recyclable materials, including biodegradable organic material, electronic equipment, packaging, tires, cardboard and paper. The overall goal of Sustainable Materials Management is to achieve 50% recycling of all types of solid waste by 2020 and to landfill no more than 30% of solid waste produced annually by 2030.

In July 2007, a landfill levy was imposed on municipal waste, seeking to internalize the costs associated with landfills. An amendment came into effect in 2011, gradually but significantly raising the landfill levy, which stands at 107.43 NIS per ton of mixed waste and 71.62 NIS per ton of dry waste in 2017, as compared to 50 NIS and 10 NIS, respectively, in 2011. Revenues from the levy are dedicated to establishing infrastructure aimed at reducing landfilling. Since November 2011, approximately 400 million NIS have been allocated to local authorities or private entrepreneurs for the construction or upgrading of 24 treatment facilities and sorting transfer stations for mixed municipal waste, in addition to NIS 500 million allocated to local authorities for separation at source schemes. Construction of these new facilities is expected to be completed by 2019. Sorting transfer facilities include two phases of waste treatment: (1) sorting of the waste into its different components, with recyclables going to material recovery facilities; and (2) treating the organic portion of the waste (such as food remnants), which constitute 34% of the municipal waste, at composting facilities where the waste will be transformed into fertilizer for agricultural uses, and at anaerobic digestion facilities where the biodegradable waste will be fermented to produce biogas for the generation of electricity. The electricity produced from the anaerobic facilities will be sold through the electricity grid under preferential tariffs.

In 2015, an external consulting company prepared and submitted to the MOEP a report titled “Policy for Management of Hazardous Waste in Israel.” The report includes recommendations on how to improve policies and practices in the field of hazardous waste The MOEP adopted the recommendations and has started implementation according to a plan for 2018 – 2019.

A build-operate-transfer tender for the design, finance, construction, operation and maintenance of a municipal solid waste treatment plant using a private-public partnership was published in 2016 (an international preliminary tender achieved seven proposals). The winning bidder will build the facility, operate it for 25 years in accordance with standards set by the tender, and then transfer ownership to the State at no cost. This waste-to-energy facility is expected to be the largest such plant in the Middle East and one of the largest in the world. It will use anaerobic digestion to produce biogas and fertilizer from sorted and unsorted municipal solid waste at an aggregate input capacity of approximately 1,200 tons per day. By 2025, two waste-to-energy facilities are expected to be built.

To further promote Sustainable Materials Management, a National Materials Management Strategy was established in 2016 through an inter-ministerial process. In addition to the general plan for managing materials in Israel, specific plans focus on waste types especially relevant for Israel: plastic, paper and cardboard, tires and aggregates. The strategy identifies policy measures that could be implemented to promote sustainable materials management, and will include development by CBS of indicators to assess the efficiency of resource use and a national resources account, which is expected to show annual changes in resource amounts and the economic value of environmental pollution and damage.

In March 2016, the MOEP presented its new waste treatment plan, intended to increase competition in the waste market, significantly increase the amount of waste that is treated and recycled throughout Israel, lower municipal property taxes, and improve the quality of life of residents. The 2020 targets of the plan are for 35% of waste to be recycled or recovered, 80% of waste to be treated and sorted at new facilities, and 100% of waste infrastructure in peripheral areas of Israel to be upgraded.

The Sheshinski Committee II, which examined the policy concerning state taxation for the use of national natural resources, recommended to establish an inter-ministerial committee, headed by the Director General of the MOEP, aimed at creating a new market-based economic tool — an environmental levy on construction aggregates (including sand, gravel and crushed stone) to help internalize negative externalities, promote efficiencies in the quarrying sector, and encourage use of substitutes for aggregates (including recycled construction materials). The fiscal changes that the committee recommended in October 2014 have not yet come into force.

Limits on pollution from industrial sources are imposed by a variety of methods, including by ambient and emissions standards. The Polluter Pays Law, 2008, increased fines and introduced administrative financial sanctions in various environmental laws. The Prevention of Land Contamination and Remediation of Contaminated Land Law passed initial review in the Knesset in August 2011 and is expected to provide a comprehensive response to the treatment of thousands of pollution sites that constitute a health and environmental hazard. The proposed law defines contaminated land and sets forth guidelines to prevent contaminated land by putting in place procedures for identifying, cleaning up and establishing financial mechanisms to deal with contaminated land, and for informing purchasers about contamination of land. An industrial chemicals management and registration mechanism is currently under development and is expected to be operational by 2019.

Construction of a new ammonia factory in Mishor Rotem in southern Israel, intended to supply at least all domestically consumed ammonia (approximately 120,000 tons per year), was to be completed in 2017, but no company submitted a bid to build the plant, despite offered financial benefits, prior to the November 2016 deadline. The factory was considered a project of national importance because of the importance of ammonia to industrial and commercial uses, and national planning institutions were asked to give it priority. Completion of the factory would result in the closure and emptying of the ammonia storage tank in Haifa Bay. The Government is currently examining other alternatives to the Haifa ammonia tank.

Implementation of Integrated Pollution Prevention and Control (“IPPC”) is currently achieved through licensing under the Licensing of Businesses Law (for waste and wastewater) and the Clean Air Law (for air emissions) which requires industrial plants with the potential for significant air pollution to obtain an emission permit. IPPC implementation is underway in major industrial areas and will be gradually implemented at facilities applying for air emission permits with respect to the sectors designated in the Clean Air Law. The permit request procedure requires a facility to submit a consolidated request for a business license and an air emission permit, and the request is examined using an integrated approach based on IPPC methodology and best available techniques. The minerals and metals production and processing sectors are subject to the permit request procedure, and the procedure will soon be implemented in the food production and waste management sectors.

An Integrated Environmental Licensing Law is being prepared and is expected to be approved in 2017. The law will streamline multiple environmental permits into one integrated permit, thus creating one unified and simplified approval procedure, and the law will help remove obstacles such as bureaucratic and cumbersome licensing procedures, lack of centralized information, and inadequate government support, while providing certainty to the drivers of change in the industrial sector, facilitating high environmental performance and serving as a green track to innovation. The law, to be based on the EU’s IPPC methodology, will affect factories in sectors that have a significant environmental impact, and the frequency of inspection of these factories will be based in part on the MOEP’s “Red List” which was published in November 2014 and rates publicly traded and governmental companies by pollution emissions as well as violation of laws, standards and regulations.

In October 2015, a new, uniform, nationwide list of specifications for business licenses for 11 different sectors was published. Previously, conditions for receiving business licenses varied, depending on business location and other factors. Because the conditions were set by various ministries that were not working together, including the MOEP, ministries often contradicted one another regarding conditions for receiving a business license. As a result of the increased uniformity, the process for obtaining a business license in Israel is now simpler and more efficient.

The Asbestos Law, which became effective in March 2011, seeks to prevent and minimize environmental and health hazards caused by asbestos and harmful dust. The law prohibits new uses of asbestos and requires the gradual phase out of friable asbestos in public buildings, industrial facilities and Israel Defense Forces vehicles and equipment to prevent the health hazards associated with exposure to this carcinogen.

The Law for the Regulation of Sanitary Extermination, which was promoted by the MOEP and came into effect on June 1, 2016, is aimed at reducing harm from pesticides to people and to the environment. The law replaces the Extermination Regulations to the Licensing of Business Law, which had set the criteria for both home and agricultural exterminations, although the 2016 law does not refer at all to agricultural exterminations. The 2016 law addresses many issues concerning pest control safety, such as the use of toxic gases, in a professional and up-to-date manner.

The Freedom of Information Regulations (Public Access to Environmental Information), 2009, requires a wide range of environmental information held by public authorities to be made accessible to the public, free of charge. The regulations came into effect at the end of 2010. In March 2012, the Environmental Protection Law (Pollutant Release and Transfer-Registering and Reporting Obligation), 2012, was approved by the Knesset and requires the industry to report the annual quantity of emissions of pollutants (including GHG emissions) and waste transfers from 460 facilities with the most significant environmental impact. The information for 2012 – 2015 is publicly available on an Internet-based Pollutant Release and Transfer Register, which became operational in December 2013 (http://www.sviva.gov.il/prtrisrael/pages/default.aspx).

Along with governmental and financial measures, the State has been convincing industries that pollution prevention and waste reduction are cost-effective. Hundreds of Israeli companies are voluntarily adopting environmental management systems, such as ISO 14000, as they recognize their importance in creating international business opportunities. The Government has also taken steps to promote environmental quality and sustainable development. In May 2003, the Government decided to prepare a sustainable development strategy for the State. As of February 2009, all ministries and Government Companies are required to use at least 20% recycled materials in all new national projects. In October 2011, the Government approved the proposal to prepare a national green growth strategy for the years 2012 – 2020. The national plan, which was presented to the Government in September 2012 and is being implemented, assesses the economic potential of a transition to a green economy and recommends measures for implementation. The plan is expected to add billions of NIS to the Israeli economy in addition to saving billions more of NIS that are currently invested in combating environmental and health hazards. The recommendations relate to the following subjects:

•	Removing obstacles to green growth: mapping and removing environmentally harmful subsidies and dealing with regulatory failures.
•	Encouraging the environmental technologies industry: developing new industry and creating markets for green products and services, accelerating green innovation, developing the environmental technologies industry including professional training, and increasing Israel’s competitiveness and promotion of export.
•	Promoting employment in sectors that promote environmental sustainability.
•	Transitioning to sustainable industry: promoting clean production, implementing efficiency surveys in production, energy and water processes and, in environmental industrial design for small and medium businesses, promoting green industrial zones, increasing use of eco-efficiency indicators and environmental management systems and integrating environmental legislation and licensing procedures.
•	Transitioning to a more environmentally-friendly business sector.
•	Transitioning to green consumption, including a boost to green public procurement, taxation of environmentally unfriendly products and anti-“greenwash” measures.

In December 2009, the Government decided to require its ministries to take measures to reduce their consumption of paper, water and electricity according to set annual targets. In 2010, Israel’s Accountant General issued instructions requiring the use of recycled construction and demolition waste in Government or ministry contracts and in large-scale infrastructure bids issued by the State. Economic ministries, especially the Ministry of Finance and the Ministry of Economy, have taken the lead in recent years in promoting initiatives such as tax incentives imposed on private vehicles based on their level of pollutants emissions, environmental fair disclosure standards and environmental risk management. Examples of such initiatives include: the Israeli Securities Authority requirement of environmental risk management and disclosure by issuers of securities (effective March 2011, public corporations must include environmental risks in their reports to the ISA); the Bank of Israel’s Supervisor of Banks’ issuance of guidelines to banks recommending the incorporation of environmental risks among general banking risks; the Ministry of Finance’s Regulator of Insurance and Capital’s requirement that environmental risks be assessed by investment bodies; and the Government Companies Authority’s requirement that an annual report on environmental risks be reviewed by a company’s management committee and that a periodical report on sustainability be prepared by all Government Companies.

In July 2011, the MOEP and the Israel Standards Institution launched a new voluntary green building standard which complies with international standards and considers issues of energy, land use and soil, water, conservation, materials, health and wellbeing, waste, transportation and construction management. In July 2014, the Government reaffirmed the importance of green building by resolving to integrate green building in Israel’s construction sector. In addition, green building is a key element in achieving the national plan for GHG emissions reduction and energy efficiency’s goals. In 2014 alone, over 3,000 residential green building units were built, representing 7% of all units completed in the year. Another 600 are in different stages of construction, including all schools in the new city of Harish.

Incentives to encourage industrial building using the green building standard have been promoted, at an overall cost of 5 million NIS. In 2017, a pilot project for energy retrofit and solar energy production in public housing in peripheral areas was launched by the MOEP and Ministry of Building and Housing, with a budget of 40 million NIS. In addition, the MOEP’s Environmental Planning and Green Building department published an action plan on GHG reduction in Israel’s housing sector by 2030.

In June 2015, the Government approved a new National Outline Plan, prepared by the MOEP and the Interior Ministry’s Planning Administration, to address the collapse of Israel’s coastal cliffs. The eight-year, 360 million NIS plan will allow local authorities to issue expedited building permits for the construction of protective structures, which will reinforce areas in danger of imminent collapse. The Mediterranean Coastal Cliffs Preservation Government Company Ltd., fully owned by the Government, has been recognized as the operational arm of MOEP and is responsible for operations, planning, maintenance, management services, advising the Government and coordination between terrestrial and maritime protection of the cliffs.

Israel’s 2010 acceptance as a member of the OECD has major ramifications for the State’s environmental protection regime, as the State continues to take steps to comply with the OECD’s decisions and recommendations, including further implementation of chemicals management, IPPC and comprehensive waste management.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments2

Israel’s balance of payments consists of: (i) the current account, which measures the trade balance (receipts and payments derived from the sale of goods and rendering of services), balance of primary income and balance of secondary income (current transfers); and (ii) the capital and financial accounts, which reflect borrowing by the Government and the private sector, foreign direct investment in Israel and investment by Israeli residents abroad, as well as assets and liabilities of commercial banks.

In the latter half of the 1990s, the current account deficit steadily decreased, mainly due to an improvement in Israel’s terms of trade and a greater increase in exports than in imports. Israel’s current account transitioned into a surplus of $0.97 billion in 2003 and has been mostly positive since. Between 2003 and 2006, the current account surplus grew gradually, reaching 4.7% of GDP in 2006 ($7.3 billion). In 2007, the current account surplus was 3.3% of GDP ($5.9 billion) and in 2008 the surplus declined to 1.4% of GDP ($3.1 billion) mainly due to a sharp deterioration in the primary income balance. In 2009, the current account grew to a surplus of 3.9% of GDP ($8.1 billion) as a result of a greater decrease in imports than in exports. In 2010, trade remained strong, contributing to a high surplus in the current account of 3.5% of GDP ($8.1 billion). In 2011, due to a significant increase in imports, the current account surplus declined to 2.5% of GDP ($6.4 billion). In 2012, Israel had a current account surplus of 0.5% of GDP ($1.3 billion). In 2013, the current account surplus was 3.0% of GDP ($8.7 billion). In 2014, due to improvement in the primary income balance and secondary income (current transfers), the current account surplus increased to 3.9% of GDP ($12.0 billion). In 2015, as a result of greater decrease of imports than exports, the current account surplus continued to grow, reaching a level of 5.1% of GDP ($15.2 billion). In 2016, mainly due to a significant increase in the imports of goods, the current account surplus decreased to 3.9% of GDP ($12.4 billion).

In 2016, exports increased by 2.8% (from $93.5 billion in 2015 to $96.2 billion in 2016) following a decrease of 5.9% in 2015 (from $99.4 billion in 2014 to $93.5 billion in 2015), while imports increased by 5.9% in 2016 (from $84.5 billion in 2015 to $89.5 billion in 2016), following a decrease of 11.1% in 2015 (from $95.1 billion in 2014 to $84.5 billion in 2015). The 2015 decreases may be attributable to the decline in commodities prices, including the sharp decline in oil prices.

Between 2005 and 2008, annual export growth averaged 12.0% (in current dollars terms), led by an increase of high-tech exports. The global economic crisis, coupled with the lagged effect of the appreciation of the real exchange rate in 2008, had a negative impact on exports in 2009, with exports of goods and services declining by 16.8%. The concurrent decline in imports was sharper (24.8%), which helped maintain a high surplus despite the global crisis. In 2010 and 2011, exports of goods and services recovered and grew by 18.2% and 14.6%, respectively. Imports grew faster than exports in both 2010 and 2011 (by 21.1% and 20.6%, respectively), leading to a decrease in the current account surplus in 2011. In 2012, exports declined by 1.5%, while imports decreased by 0.1%. In 2013, as exports grew by 4.9%, while imports decreased by 0.8%. In 2014, exports grew by 2.1% and imports grew by 3.3%.

Current transfers, which include assistance furnished by the United States, German reparations, and personal and institutional remittances, increased in 2016 by 4.5%, following a decrease of 5.6% in 2015, and increases of 12.0% and 7.6% in 2013 and 2014, respectively.

In March 2008, the Bank of Israel announced a two-year policy of daily purchases of foreign currency in order to increase official reserves. Official reserves increased by 35.5% in 2008 from a low level of $28.5 billion at the end of 2007, to $38.6 billion at the end of 2008. In 2009, the Bank of Israel continued its foreign currency purchases, and reserves reached $61.0 billion by the end of that year, an increase of 58.1%. During 2009, the Bank of Israel terminated its scheduled purchasing policy and announced that it would intervene in the foreign exchange market in the event of unusual movements in the exchange rate that are

[2]	As presented in this section, balance of payments data are calculated at current U.S. dollar amounts, while foreign trade data are calculated at constant NIS prices. Due to these differences in calculation methodology, there may be inconsistency among the data presented under the subsections “Balance of Payments” and “Foreign Trade.”

inconsistent with underlying economic conditions, or when conditions in the foreign exchange market are disorderly. In 2010 and 2011, the rate of increase in the foreign currency reserves slowed to 14.5% and 7.6%, respectively, as by the end of 2011, foreign currency reserves reached $75.1 billion. The Bank of Israel did not purchase foreign currency between the end of August 2011 and April 2013. As a result, the Bank of Israel foreign currency reserves grew in 2012 at a low pace of 1.0%, reaching $75.9 billion as the end of 2012.

In May 2013, the Bank of Israel announced its plan to resume purchasing foreign currency to counteract the adverse effects on the balance of payments of natural gas production from the Tamar reservoir, which began operating in late March 2013. Following the beginning of production from the Tamar reservoir, there were appreciation pressures on the NIS. The Bank of Israel’s intervention in the foreign exchange market, for the first time since 2011, was intended to offset the appreciation pressure on the NIS resulting from the increased domestic production of natural gas in order to avoid the phenomenon known as “Dutch disease,” which could negatively impact Israel’s economy. The Bank of Israel purchased $10.5 billion in foreign currency from May 2013 to the end of 2016 within the framework of this plan. Due to this plan, as well as foreign exchange purchases not included in the plan, the Bank of Israel foreign currency reserves grew by 7.8%, 5.3% and 5.2% in 2013, 2014 and 2015 respectively, reaching record levels of $81.8 billion, $86.1 billion and $90.6 billion by the end of 2013, 2014 and 2015, respectively. During 2016, Bank of Israel continued its foreign exchange purchases which contributed to a further increase of 8.7% in foreign currency reserves, reaching a high level of $98.4 billion as the end of 2016. In November 2016, the Bank of Israel projected that the overall effect of natural gas production on the balance of payments in 2017 will be $1.5 billion and announced that it will purchase foreign currency in 2017 accordingly to counteract the adverse effects from the Tamar reservoir as described above.

Israel’s external debt position (liabilities to foreigners minus assets abroad, with negative values representing surplus of assets against liabilities) has been favorable since the end of 2003. Net external debt amounted to negative $133.7 billion (-42.0% of GDP) at the end of 2016, following a negative $122.2 billion (-40.8% of GDP) at the end of 2015.

Table No. 17

Balance of Payments(1)
(In Millions of Dollars)

	2012	2013	2014	2015	2016
Current Account Receipts
Exports of goods and services	92,752	97,329	99,359	93,500	96,155
Income from abroad	7,448	7,623	9,565	10,698	10,254
Current transfers	10,321	11,557	12,435	11,739	12,266
Total current account receipts	110,521	116,509	121,359	115,936	118,675
Payments
Imports of goods and services	92,796	92,029	95,088	84,539	89,539
Income to foreigners	14,016	13,272	11,743	13,639	13,716
Current transfers	2,417	2,550	2,515	2,569	2,999
Total current account payments	109,229	107,850	109,247	100,746	106,276
Balances
Trade in goods and services	-44	5,301	4,270	8,961	6,594
Net income	-6,568	-5,649	-2,178	-2,942	-3,461
Net current transfers	7,904	9,007	9,920	9,170	9,267
Current account balance	1,292	8,659	12,013	15,190	12,399
Capital Account
Capital account balance	877	1,863	2,733	2,191	2,175
Financial Account Investments Abroad
Direct investment	2,276	3,858	4,526	10,969	13,072
Portfolio investment	7,560	9,325	10,312	9,847	1,661
Other investments	-2,476	4,055	4,754	-4,147	3,376
Financial derivatives	-297	-458	-391	-319	-553
Change in reserves assets	-179	4,357	7,395	7,330	8,529
Total investments abroad	6,884	21,137	26,595	23,680	26,084
Investments in Israel
Direct investment	9,018	11,842	6,049	11,336	11,903
Portfolio investment	-2,958	1,702	9,455	2,754	3,242
Other investments	-3,677	-812	-6,729	-5,535	2,721
Total investments in Israel	2,383	12,732	8,775	8,555	17,865
Net Financial Transactions
Direct investment	-6,742	-7,984	-1,524	-368	1,169
Portfolio investment	10,518	7,623	856	7,093	-1,581
Other investments	1,201	4,867	11,483	1,388	655
Financial derivatives	-297	-458	-391	-319	-553
Change in reserves assets	-179	4,357	7,395	7,330	8,529
Financial Transactions Balance	4,501	8,405	17,819	15,124	8,219
Statistical discrepancies(2)	2,333	-2,118	3,074	-2,256	-6,355

(1)	Many of the Balance of Payments figures are based on temporary estimations and are therefore subject to significant adjustments over time.
(2)	Including unclassified financial transactions and financial transfers.
Source:	Central Bureau of Statistics.

Foreign Trade

Export growth plays a significant part in Israel’s overall economic growth and demonstrates the increasing competitiveness of the Israeli economy.

Export of goods3 and services have exhibited strong growth, increasing each year between 2003 and 2016, with exceptions in 2009, when industrial exports were affected by the global economic crisis, and in 2015, when declines in energy prices affected Israeli exports of chemicals and petroleum distillate. Goods and services exports increased by 18.2% from 2009 to 2010, and increased 14.9%, 1.3% and 1.5% annually from 2011 to 2013, respectively, to a level of $98.0 billion in 2013. Exports of goods and services in 2014 stood at $99.5 billion, a 1.5% increase from 2013. Goods and services exports in 2015 stood at $93.5 billion, a 7% decrease from 2014. The negative trend in 2015 changed as 2016 saw an improvement in exports from Israel. Total exports of goods and services in 2016 grew by 2.8% to $96.1 billion.

Imports of goods and services in 2016 stood at $89.5 billion, a 5.9% increase from 2015 which stood at $84.5 billion. In 2016, both imports and exports increased; however, due to the fact that the increase in imports was higher than export indices, there was an increase in the trade balance.

The Israeli economy is dominated by high-tech goods and services. The main high-tech (non-defense) activities are in the area of computer components manufacturing, software engineering, medical technologies and pharmaceuticals.

In 2016, industrial exports of high technology intensity and medium-high technology intensity accounted for approximately 78% of the annual total industrial exports (48% and 29%, respectively). Relative to 2015, high-tech industrial exports decreased by 6.8% in 2016, due to a steep decline in exports of electronic components.

Total non-diamond industrial exports decreased by 3% in 2016 compared to 2015. When measured against 2015 levels, exports of low-technology industries, medium-low and medium-high technology increased significantly in 2016 by 11.5%. Notably, there were increases in the export of pharmaceutical, aircraft, spacecraft and related equipment in 2016.

As a small, open economy, Israel continues to rely heavily on foreign trade. The EU and the United States remained Israel’s most significant trading partners in 2016. Following an increase of the share of Israel’s exports to Asia in 2015, which had surpassed the share of exports to the United States, the trend reversed in 2016 with a decline of 2.1% of exports to Asia, which set the share of exports to Asia at around 22.2%. Israel’s share of exports to the United States increased in 2016 by 1.9% to a total share of 25.9%. The share of Israel’s exports to the EU grew by a moderate 0.5% in 2016 to a total share of 29.5% of Israel’s exports. In 2016, the three largest consumers of Israel exports, ranked by share of total exports are the United States (25.9%), the United Kingdom (8.1%) and China (7.1%).

The countries that contributed most to the growth are (in order of significance): the United States, Taiwan, Azerbaijan, Spain, Belgium and China.

Trade Liberalization

Israel has signed free trade agreements with the EU, United States, EFTA, Turkey, Canada, Mexico and MERCOSUR. In 2013, Israel signed a free trade agreement with Colombia, which is awaiting ratification. In 2015, free trade negotiations with Panama were completed, and an agreement is awaiting approval by the Knesset and the Panamanian Parliament. Israel is currently negotiating free trade agreements with India, Ukraine and Vietnam, South Korea and the Eurasian Customs Union.

[3]	Israeli trade data commonly excludes diamonds. This is due to the fact that the Israeli added value in the diamonds industry is low compared to the average added value in industrial goods, as well as the high volume and prices of diamonds.

Table No. 18

Exports of Goods by Major Groups
(In Millions of Dollars, F.O.B.)

	2012	2013	2014	2015	2016
Agriculture(1)
Seasonal crops	674	728	654	523	501
Fruits	473	535	500	411	417
Other	227	233	238	234	232
Total	1,373	1,495	1,392	1,168	1,151
Industrial (excl. polished diamonds)
Mining and quarrying	220	212	284	265	242
Food, beverages and tobacco	1,057	1,080	1,100	987	959
Textiles, clothing and leather	805	762	839	832	791
Wood, furniture, cork, paper and printing	544	413	421	416	480
Chemicals and refined petroleum	10,604	12,306	11,757	8,471	7,690
Pharmaceutical products	6,845	6,318	6,485	6,809	6,906
Rubber and plastics	1,830	1,969	2,086	1,937	2,058
Basic metal products	935	746	703	552	546
Metal manufacturing assembly, machinery and equipment	5,069	5,108	5,865	5,489	5,948
Electronic components and computers, medical and optical equipment	11,852	12,639	12,550	13,799	12,878
Electrical equipment	1,449	1,263	1,281	1,239	1,095
Transport equipment	2,181	2,449	2,490	3,293	2,912
Jewelry	460	525	637	612	692
Other non-metallic mineral products	330	355	408	434	434
Miscellaneous	116	126	119	150	128
Total	44,296	46,272	47,025	45,284	43,758
Diamonds(1)	17,472	19,018	20,548	17,610	15,660
Diamonds (net)(2)
Polished	5,622	6,294	6,288	4,997	4,703
Rough	2,741	2,910	3,065	2,201	2,704
Total	8,362	9,204	9,352	7,198	7,408
Total(2)	54,031	56,971	57,770	53,650	52,316
Other goods(2)	3	4	3	1	4
Returned goods	-63	-104	-105	-116	-132
Total (net)(2)(3)	53,972	56,871	57,667	53,534	52,188

(1)	Gross exports.
(2)	Net exports equal total gross exports less goods returned to Israeli exporters.
(3)	Excludes trade with the West Bank and Gaza.
Source:	Central Bureau of Statistics.

Table No. 19

Imports of Goods by Major Groups
(In Millions of Dollars, C.I.F.)(1)

	2012	2013	2014	2015	2016
Consumer Goods
Transportation equipment	1,174	1,543	1,983	1,500	2,412
Furniture and electrical equipment	2,913	2,995	3,061	3,106	3,158
Other	298	333	341	329	350
Durable goods (total)	4,384	4,871	5,385	4,936	5,920
Food, beverages and medicines	2,615	2,804	2,965	2,886	3,115
Clothing and footwear	1,759	1,899	2,079	1,989	2,088
Household utensils	644	705	768	737	782
Other	1,137	1,228	1,349	1,322	1,429
Non-durable goods (total)	6,155	6,636	7,161	6,933	7,415
Total	10,540	11,507	12,546	11,869	13,335
Production Inputs (excl. diamonds)
Agriculture	959	1,002	1,102	874	790
Raw food products	2,368	2,367	2,291	2,280	2,398
Fabrics	663	651	666	615	587
Wood and related products	509	593	605	549	553
Chemical products	5,104	4,642	4,761	4,581	4,300
Rubber and plastics	2,346	2,410	2,518	2,210	2,299
Paper-making material	764	776	781	686	709
Iron and steel	2,177	2,127	2,121	1,965	1,933
Precious metals	146	157	157	152	161
Non-ferrous metals	803	850	817	734	684
Machines and electronics	9,976	9,842	10,058	10,291	10,730
Other industries	1,941	1,940	2,088	2,071	2,061
Fuels	16,090	14,560	12,770	7,407	5,843
Total	43,847	41,917	40,734	34,414	33,048
Diamonds (net)	7,552	8,270	8,584	6,284	6,532
Investment Goods
Machinery and equipment	6,903	5,726	5,891	5,658	7,491
Transport vehicles(2)	3,058	3,154	3,426	2,969	4,188
Ships and aircraft	488	614	377	214	539
Total	10,449	9,493	9,693	8,841	12,218
Other goods	60	69	67	55	60
Returned goods	-177	-154	-144	-126	-129
Total (net)(3)(4)	72,270	71,102	71,480	61,337	65,065

(1)	Due to changes in classification, there are updates to figures reported in previous years.
(2)	Excludes ships and aircraft.
(3)	Net imports equal total gross imports less goods returned to the suppliers.
(4)	Excludes trade with the West Bank and Gaza.
Source:	Central Bureau of Statistics.

Table No. 20

Exports of Goods by Region
(In Millions of Dollars, F.O.B., Except Percentages)(1)

	2012		2013		2014		2015		2016
Americas	20,904	33.1%	20,830	31.2%	21,705	31.5%	20,620	32.2%	19,988	33.0%
USA	17,518	27.7%	17,501	26.2%	18,568	26.9%	18,116	28.3%	17,589	29.0%
Other America	3,385	5.4%	3,329	5.0%	3,137	4.5%	2,504	3.9%	2,399	4.0%
Europe	21,371	33.8%	24,020	36.0%	24,445	35.4%	20,273	31.6%	19,471	32.2%
EU	17,086	27.1%	18,286	27.4%	18,788	27.2%	16,057	25.1%	15,759	26.0%
EFTA	1,222	1.9%	1,451	2.2%	1,504	2.2%	1,573	2.5%	1,524	2.5%
Other Europe	3,062	4.8%	4,292	6.4%	4,154	6.0%	2,643	4.1%	2,198	3.6%
Asia	15,788	25.0%	16,726	25.0%	17,404	25.2%	17,705	27.6%	15,612	25.8%
Africa	1,539	2.4%	1,495	2.2%	1,369	2.0%	1,062	1.7%	885	1.5%
Oceania	727	1.2%	650	1.0%	675	1.0%	596	0.9%	568	0.9%
Other	2,817	4.5%	3,060	4.6%	3,371	4.9%	3,806	5.9%	4,039	6.7%
Total	63,145	100.0%	66,788	100.0%	68,968	100.0%	64,063	100.0%	60,573	100.0%

(1)	Gross exports (including diamonds returned by importers abroad and other returns to exporters in Israel).
Source:	Central Bureau of Statistics.

Table No. 21

Imports of Goods by Region
(In Millions of Dollars, C.I.F., Except Percentages)(1)

	2012		2013		2014		2015		2016
Americas	10,737	14.7%	9,618	13.4%	9,858	13.6%	9,209	14.8%	9,417	14.3%
USA	9,399	12.9%	8,153	11.3%	8,560	11.8%	8,081	13.0%	8,076	12.3%
Other America	1,338	1.8%	1,464	2.0%	1,298	1.8%	1,129	1.8%	1,341	2.0%
Europe	32,523	44.5%	32,508	45.1%	33,340	46.1%	30,471	49.1%	35,515	54.0%
EU	25,131	34.4%	24,414	33.9%	24,132	33.4%	22,573	36.4%	27,363	41.6%
EFTA	4,170	5.7%	4,532	6.3%	5,398	7.5%	4,575	7.4%	4,468	6.8%
Other Europe	3,222	4.4%	3.561	4.9%	3,811	5.3%	3,323	5.4%	3,685	5.6%
Asia	15,151	20.7%	15,160	21.1%	16,440	22.7%	15,299	24.6%	17,322	26.3%
Africa	336	0.5%	292	0.4%	329	0.5%	269	0.4%	239	0.4%
Oceania	142	0.2%	123	0.2%	136	0.2%	177	0.3%	198	0.3%
Other	14,234	19.5%	14,301	19.9%	12,238	16.9%	6,647	10.7%	3,114	4.7%
Total	73,121	100.0%	72,000	100.0%	72,341	100.0%	62,071	100.0%	65,805	100.0%

(1)	Gross imports (including un-worked diamonds returned to suppliers abroad and other returns to exporters abroad).
Source:	Central Bureau of Statistics.

Table No. 22

Merchandise Trade Indices
(Base Year: 2010 = 100)

	2012	2013	2014	2015	2016
Indices of Physical Volume
Exports	98.1	101.6	105.7	103.3	100.5
Imports	110.8	110.2	112.5	113.0	124.4
Indices of Prices
Exports(1)(2)	108.7	109.7	102.7	96.9	94.4
Imports(1)(2)	109.5	109.2	107.3	90.9	87.2
Terms of Trade	99.3	100.5	95.7	106.6	108.3

(1)	Gross imports (including un-worked diamonds returned to suppliers abroad and other returns to exporters abroad).
(2)	Excluding ships and aircraft.
Sources:	Ministry of Finance (based on data from Central Bureau of Statistics).

Anti-Money Laundering Law

In August 2000, the Knesset enacted the Prohibition on Money Laundering Law (the “PMLL”) which established the Israel Money Laundering Prohibition Authority (“IMPA”). The PMLL, which came into effect in January 2002, along with subsequent amendments, makes money laundering a criminal offense in Israel punishable by imprisonment and large fines. The PMLL requires various financial institutions (including banks, portfolio managers, insurance companies and agents, members of the TASE, provident funds and companies managing provident funds, providers of currency services, trading platforms and the postal bank) to identify their clients before performing a financial transaction, to report certain financial transactions to the IMPA, and to maintain records of such transactions. The PMLL also subjects designated non-financial business and professions such as dealers in precious stones and business service providers (lawyers and accountants) to certain AML/CFT obligations. The IMPA is charged with, among others things, collecting, processing and disseminating reports of money laundering to the proper authorities.

Effective May 2002, the PMLL requires two types of reports: (1) reports on transactions above a certain amount and of a certain type (i.e., currency transaction reports) and (2) reports on unusual activities (i.e., unusual activity reports). In 2016, the IMPA received approximately 1,701,070 currency transaction reports and approximately 78,423 unusual activity reports. The 2016 reports have resulted in a large number of files being disseminated to the Israeli police and to the Israeli Security Agency, as well as many referrals to foreign financial intelligence units. The Israeli police have initiated numerous money laundering and terror financing investigations that have led to several indictments.

In 2006, the Committee of Ministers of the Council of Europe accepted Israel as an “active observer” participating in the anti-money laundering/counter financing of terrorism (“AML/CFT”) evaluation process by the Council’s Committee of Experts on the Evaluation of Anti-Money Laundering Measures and the Financing of Terrorism (“Moneyval”). In 2013, Israel received voting rights in Moneyval, a regional body that conducts mutual evaluations of its members in accordance with the AML/CFT methodology of the Financial Action Task Force (“FATF”).

In 2007, Moneyval conducted a third round evaluation of Israel’s AML/CFT regime based on the Forty Recommendations (2003) and the Nine Special Recommendations on Terrorist Financing (2001) of the FATF. In accordance with Moneyval’s procedural rules, Israel was additionally evaluated against the two Directives of the European Commission (91/308/EEC and 2001/97/EC). The resulting evaluation report found Israel’s AML/CFT system to be overall sustainable, though some gaps were identified including with respect to the effectiveness of the confiscation regime. The report noted that IMPA performs in an organized and professional manner resulting in a quality output and that Israeli law enforcement units are organized and have the appropriate resources and abilities to conduct effective investigations. The report further noted that the legal and organizational framework of the Israeli border control is comprehensive, with the Israeli customs adequately targeting asset detection and supporting the AML/CFT law enforcement efforts. In 2009, Moneyval adopted Israel’s first year progress report, demonstrating international recognition of Israel’s AML/CFT enforcement efforts and its compliance with international standards.

In December 2011, Moneyval adopted Israel’s second progress report, noting considerable progress in remedying certain previously identified deficiencies. In November 2011, Israel hosted Moneyval’s annual typologies meeting which focused on trade based money laundering in cash intensive economies, postponement of financial transactions, and monitoring of bank accounts.

During 2013, Moneyval conducted its fourth round evaluation of Israel. The Mutual Evaluation Report was adopted by Moneyval’s plenary on December 12, 2013. As noted in the report, Israel had taken significant steps to remedy the deficiencies identified in the 2008 evaluation. The report specified that Israel had undergone a cultural change in recent years with regard to combating money laundering and that appropriate measures to prevent and combat AML/CFT were taken as a high priority by all law enforcement agencies. Nevertheless, the report noted a number of legislative amendments related to designated non-financial businesses and professions and currency service providers that required approval by the Knesset to bring them into force and effect. Therefore, Moneyval’s plenary required that Israel report to the plenary in December 2014 on the progress with regard to the legislative amendments. In December 2014, Israel submitted an expedited follow-up report that detailed the enactment of the following legislative amendments:

•	Prohibition of Money Laundering Law (Amendment No. 13), 2014 (enacted on July 30, 2014);
•	Prohibition of Money Laundering (Identification, Reporting and Record-Keeping Obligations of Money Services Providers to Prevent Money Laundering and the Financing of Terrorism) Order, 2014 (enacted on May 12, 2014);
•	Prohibition of Money Laundering (Identification, Reporting and Record-Keeping Obligations of Dealers in Precious Stones to Prevent Money Laundering and the Financing of Terrorism) Order, 2014 (enacted on July 15, 2014); and
•	Prohibition of Money Laundering (Identification, Reporting and Record-Keeping Obligations of Business Service Providers to Prevent Money Laundering and the Financing of Terrorism) Order, 2014 (enacted on December 2, 2014).

Following the legislative amendments, Israel’s expedited follow-up report was adopted by Moneyval’s plenary on December 9, 2014.

In December 2015, Israel submitted an additional expedited follow-up report, which mentioned the legislative measures used to modify the deficiencies identified in the 2013 evaluation, including the implementation of the AML/CFT regime on lawyers, accountants and dealers in precious stones. The report also mentioned legislative amendments and supervisory guidance applied to financial institutions.

The report specified progress made through several draft legislative bills intended to enhance Israel’s AML/CFT regime in the following areas:

•	Supervision of non-institutional financial services;
•	Reduction in the use of cash;
•	Combat against terrorism; and
•	Tax offences as a predicate offence in the PMLL.

Together with the praise for Israel’s effort and progress implementing necessary measures, Moneyval’s plenary criticized the fact that the AML/CFT regime in Israel has yet to be applied to trust and company service providers, dealers in precious metals and real-estate agents.

Moneyval’s plenary further noted that some deficiencies concerning client due diligence measures in the financial sector have yet to be modified. The plenary’s criticism focused mainly on the AML/CFT measures regarding insurers and provident funds. In addition, Israel is required to complete the enactment of the legislative amendments concerning the banking sector, currency service providers, the postal bank, stock exchange members and portfolio managers.

In December 2016, Israel submitted a short interim follow up report at the 52nd Moneyval plenary meeting regarding its progress in modifying deficiencies and implementing the FATF standards, including the following:

•	The PMLL was amended to include serious tax offences as predicate offences;
•	A new law for Combating Terrorism came into force;
•	The definition of “Beneficial Owner” was amended in the PMLL;
•	The Corporations Law was amended to abolish the possibility of issuing bearer shares;
•	The Knesset approved in first reading a draft bill to amend the PMLL, including: the reduction of monetary thresholds and abolishment of the distinctions between the types of property used in money laundering under Section 4 of the PMLL; empowerment of IMPA to exchange information with other government agencies and with financial regulators; reduction of the threshold amount that triggers a cross border reporting obligation to NIS 50,000; adopting a confiscation regime, modeled on the UK’s Proceeds of Crime Act 2002, including “criminal lifestyle” and civil recovery provisions; and providing authorities with improved criminal and administrative measures to prevent the activities and financing of terrorist organizations;
•	The AML/CFT Order for Trading Platforms came into force;
•	A bill for the Supervision of Financial Services Businesses was enacted;
•	Reporting obligations to IMPA of dealers in precious stones came into force; and
•	Progress with respect to all categories of designated non-financial businesses and professions in accordance with the requirements outlined in the FATF standards.

The report was accepted by the plenary, which decided that Israel should seek to be removed from the fourth round follow up procedure by December 2017.

In addition to the above-mentioned legislative amendments, the Prohibition of Money Laundering (Obligations of Identification, Reporting and Keeping Records of Insurers, Insurance Agents and Managing Companies to Prevent Money Laundering and Financing Terrorism), 5776 – 2016 Order was approved on March 20, 2017.

In February 2016, Israel was accepted as an observer state at the FATF and, during 2017 and 2018, Israel will be required to undergo a comprehensive mutual evaluation of its AML/CFT regime as a material condition for its accession to full member.

Compliance with AML/CFT requirements does not lie with any single authority in Israel. All national agencies active in the AML/CFT areas cooperate with each other, exchange information and conduct joint investigations. Emblematic of this shared responsibility is the establishment of an Intelligence Fusion Center, a joint intelligence body bringing together individuals with different professional backgrounds, such as intellectual property experts, officials from the Tax Authority and the IMPA. The respective licensing and supervising authorities of financial institutions are responsible for AML/CFT compliance as a matter of prudential supervision. Licensing procedures in the financial market are broadly in line with the relevant EU legislation and FATF Recommendations, as are the arrangements for AML supervision for banking corporations, portfolio managers, insurers, provident funds, currency service providers, the postal bank and stock exchange members.

Foreign Exchange Controls and International Reserves

In recent years, net external (debt instrument) assets (external assets minus external debt) have increased dramatically, reaching a record level of $133.7 billion at the end of 2016. Foreign currency reserves grew from $28.6 billion at the end of 2006 to $98.4 billion at the end of 2016.

All activities and transactions in foreign currency between resident individuals, businesses and nonresidents have been permitted since January 2003.

The Bank of Israel and the Ministry of Finance took several measures in 2011, and again in 2017, to assist in facilitating the achievement of monetary and foreign exchange policy goals, which include increasing transparency and investor confidence, improving analytical abilities with respect to transactions in the foreign exchange market, and reducing short-term investments by foreign investors.

Reporting requirements established by the Bank of Israel apply to local banking entities (regardless of transaction volume), as well as financial intermediaries (including portfolio managers, TASE members, and certain foreign banks) and foreign residents that carried out a daily average of at least $15 million in Shekel-denominated intraday transactions in foreign exchange swaps and forward contracts, interest rate swaps, and inflation swaps in the prior twelve months. The reporting requirements include a daily report on the details of every conversion transaction between Israeli currency and foreign currency and every transaction involving Israeli currency in foreign currency, index, and interest rate derivatives to be submitted not later than one trading day after the trade was executed, as well as a monthly report of the inventory of such open trades, which is to be submitted no later than one trading day after the end of each month being reported.

Table No. 23

External Assets and Liabilities (Debt Instruments)
(End-year Balances in Millions of USD)

	2012	2013	2014	2015	2016
External Debt
Public sector	31,614	29,638	30,123	27,828	28,024
Private sector	43,397	46,332	44,110	42,295	45,220
Banking system	25,458	24,018	19,943	15,794	14,489
Total	100,468	99,988	94,176	85,917	87,733
External Assets
Public sector	76,323	83,434	88,844	93,251	101,415
Private sector	71,877	75,790	78,767	87,234	89,918
Banking system	22,541	24,868	29,656	27,592	30,147
Total	170,742	184,093	197,267	208,077	221,480
Net External Debt	-70,274	-84,105	-103,091	-122,160	-133,747

Source:  Bank of Israel.

Table No. 24

Foreign Currency Reserves at the Bank of Israel
(Annual Average, Millions of Dollars)(1)

2012	2013	2014	2015	2016
75,930	78,693	85,973	87,389	95,777

(1)	Includes the Allocation of Special Drawing Rights by the IMF to member countries and the balance of Israel’s reserve tranche in the IMF (both of which were excluded in previous annual reports).
Source:	Bank of Israel.

Foreign Exchange Rates

The Bank of Israel Law, Section 4(3), stipulates that a function of the Bank of Israel is to support the orderly activity of the foreign currency market in Israel. In August 2009, the Bank of Israel announced that it would act in the foreign exchange market in the event of unusual movements in the exchange rate or abnormalities in the foreign exchange market that do not reflect economic fundamentals (see “The Financial System — Bank of Israel,” below). From August 2011 through March 2013, the Bank of Israel did not intervene in the foreign exchange market but, in April 2013, the Bank of Israel intervened in the foreign exchange market and, in May 2013, the Monetary Committee of the Bank of Israel announced a multiyear foreign exchange purchase plan which aimed to offset the effect of Israel’s natural gas production on the exchange rate. Under the multiyear plan, the Bank of Israel will purchase foreign currency in line with the Bank of Israel’s assessment of the effect of natural gas production on the balance of payments. During 2013, 2014, 2015 and 2016 the Bank of Israel purchased a total of $2.1 billion, $3.5 billion, $3.1 billion and $1.8 billion, respectively, as part of this plan, and on November 14, 2016 the Bank of Israel announced plans to purchase $1.5 billion in 2017.

Foreign Investment

The volume of foreign direct investment in Israel totaled $11.9 billion in 2016, compared to $11.3 billion during 2015. From 2012 to 2016, the total volume of net foreign direct investment in Israel was approximately $15.5 billion. The volume of corresponding overseas direct investments by Israelis totaled approximately $13.1 billion in 2016, compared to approximately $11.0 billion in 2015.

Table No. 25

Nonresident Investment in Israel and Resident Investment Abroad
(Net Transactions in Millions of USD)

	2012	2013	2014	2015	2016
Nonresident investment	2,383	12,732	8,775	8,555	17,865
By investment type
Direct Investment	9,018	11,842	6,049	11,337	11,903
Portfolio Investment	-2,958	1,702	9,455	2,754	3,242
Other Investment	-3,677	-812	-6,729	-5,535	2,721
Resident Investment abroad	6,884	21,137	26,595	23,680	26,084
By investment type
Direct Investment	2,276	3,858	4,526	10,969	13,072
Portfolio Investment	7,560	9,325	10,312	9,847	1,661
Other investment	-2,475	4,055	4,754	-4,147	3,376
Reserve assets	-179	4,357	7,395	7,330	8,529
Financial derivatives	-297	-458	-391	-319	-553
Net financial account	-4,501	-8,405	-17,819	-15,124	-8,219

Source:	Central Bureau of Statistics and Bank of Israel calculations.

Table No. 26

Average Exchange Rates
(NIS per Currency Unit)

	2012	2013	2014	2015	2016
U.S. dollar	3.856	3.611	3.578	3.887	3.841
British pound sterling	6.111	5.650	5.888	5.941	5.206
Euro	4.955	4.797	4.748	4.314	4.250
Japanese yen	4.835	3.708	3.383	3.213	3.538

THE FINANCIAL SYSTEM

Bank of Israel

The Bank of Israel, established in 1954, is the country’s central bank and functions independently of the Government. It is responsible for formulating and implementing Israel’s monetary policy. The Bank of Israel also manages foreign exchange reserves, supports the orderly activity of the foreign currency market in Israel, regulates the Israeli payment and clearing systems, supervises and regulates Israel’s banking system, and issues bank notes and coins. The Governor of the Bank of Israel, who is appointed by the President of the State after receiving the recommendation of the Government, acts as an economic advisor to the Government. The current Governor of the Bank of Israel is Dr. Karnit Flug, appointed in November 2013, after having served as Deputy Governor and as Director of the Research Department in the Bank.

According to the Bank of Israel Law, which came into effect on June 1, 2010, the central objective of the Bank of Israel is to maintain price stability. The range of price stability is determined by the Government, in consultation with the Governor of the Bank of Israel. Since 2003, the Government’s target range for inflation has been 1% – 3% per annum. Additional objectives of the Bank of Israel are to support the stability and orderly activity of the Israeli financial system and to support other objectives of the Government’s economic policy, especially growth, employment and reducing social gaps, provided that the support does not prejudice the attainment of price stability over the course of time.

The Bank of Israel is autonomous in its actions, including determining its policy tools and their uses. To attain its objectives and discharge its functions, the Bank of Israel may: issue its own securities; perform, on the stock exchange or in another regulated market or off-market, an action or transaction of any kind that is customary in the capital, money and foreign currency markets, including in the derivatives market, all of which apply to securities, currency, gold or any other asset or instrument as are customary in such markets (provided the purchase or sale of Government debentures whose maturity date exceeds thirteen months from the purchase or sale date, as the case may be, with the exception of repurchase transactions in such debentures, shall be executed in consultation with the Minister of Finance and in such manner that does not materially prejudice the ability to raise local debt to finance the Government’s activity); receive deposits from banking corporations; grant credit to banking corporations; under exceptional circumstances, grant credit to financial entities that are not banking corporations; and take any other action the Bank of Israel deems necessary.

As stipulated in the Bank of Israel Law, the Bank of Israel is not allowed to finance budget deficits or to lend money to the Government to finance its expenditures, including via direct purchase of Government debentures at issuance, except for temporary advances to bridge a gap in the Government’s cash flow in executing its budget (provided that the outstanding amount of such temporary advances at any time does not exceed NIS 10 billion and will not be extended for more than 150 days per year). The amount of such permissible temporary advances is updated on January 1 of each year, based on year-over-year changes in the CPI.

The Bank of Israel is the sole banker of the Government in its banking activity in Israeli currency. The Government may, however, obtain certain services (as agreed in a memorandum of understanding dated March 9, 2010 between the Government and the Bank of Israel) from others, provided this is done only to manage the Government’s debt and fiscal activity. The Bank of Israel is subject to internal limitations on the amount of investments it may make in a single country or financial institution. The majority of the Bank of Israel’s reserves are held in debt securities issued by foreign sovereign issuers.

As of October 2011, monetary policy and decisions on actions required to achieve the Bank of Israel’s objectives are determined by the Monetary Committee of the Bank of Israel as mandated by the Bank of Israel Law. The Monetary Committee is composed of three members representing the Bank of Israel (the Governor of the Bank of Israel, as chairperson, the Deputy Governor, and a member of the Bank of Israel staff who is appointed by the Governor) and three members representing the public, all of whom are appointed by the Government.

An administrative council, whose duties are to supervise the orderly and efficient management of the Bank of Israel, was also appointed in late 2011. The administrative council is composed of the Governor, the Deputy Governor and five members appointed by the Government as representatives of the public. The Government also appoints one of the public representatives as the chairperson of the council.

Monetary Policy

Monetary Framework.   From the establishment of the State of Israel in 1948 until the end of 1991, the monetary framework in Israel was based on the exchange rate, with interest rate policy and other monetary instruments, including foreign exchange control, used to support the exchange rate regime. Following a number of years of volatile foreign exchange flows, at the end of 1991, the Bank of Israel and the Ministry of Finance began publicly announcing annual inflation targets, with the intention of reducing inflation gradually from the 15% – 20% range that had prevailed since the Economic Stabilization Program was introduced in 1985 to the low single-digit levels typical in developed countries. At that time, Israel was one of the first emerging market economies to adopt the inflation-targeting approach to monetary policy as a tool in reducing inflation. Initially, strict inflation targeting was compromised by retention of an upward sloping exchange rate target zone but, when inflation significantly exceeded its target in 1994, the Bank of Israel implemented more restrictive monetary measures to prevent inflation from reverting to its pre-1992 levels. The Bank of Israel’s tight monetary policy since 1994 and the effective abandonment of exchange rate management in 1997 were the key factors in attaining the current stable inflation environment in Israel. Between 1998 and 2003, the inflation target range was brought down gradually and has been set at the current range of 1 – 3% since 2003. From 2003 until 2008, actual inflation averaged 1.9%, toward the middle of the target range, with considerable year-to-year variation due primarily to short-term effects of exchange rate pass-through and foreign price shocks, especially in the food and energy sectors.

Since 2008, monetary policy has been conducted against the backdrop of the global financial crisis which began in the summer of 2007 and worsened during 2008. Prior to September 2008, domestic economic activity was robust although expectations of a recession were spawned by concerns over the worsening of the financial situation abroad, mainly in the United States. The Bank of Israel preemptively reduced the interest rate at the beginning of 2008 but, as expectations for deterioration of the Israeli economy did not materialize and inflationary pressures increased, during the third quarter of 2008 the Bank of Israel raised the monetary interest rate back to its previous level of 4.25%. In addition, in view of sharp local currency appreciation due in large part to repatriation of foreign investments by Israelis, in March 2008 the Bank of Israel began to implement a plan to increase its foreign exchange reserves by direct purchases in the foreign currency market. Starting in September 2008, in view of the escalating global crisis and growing signs of a major downturn in real activity, all of the considerations employed in interest rate decisions supported sharp reductions in the rate, which was cut to 2.5% at the end of 2008, followed by further cuts to 0.5% in April of 2009. In retrospect, the acute phase of the effects of the global financial crisis on the real economy in Israel lasted only two quarters, during the fourth quarter of 2008 and the first quarter of 2009, when real GDP growth was zero, but this was not known in real time; only toward the end of 2009 did concern of continued severe recession abate. The years that followed may be described by a combination of various key trends as follows:

•	Steady and significant improvement in key labor market indicators, including higher labor force participation rates, higher vacancy rates, and lower unemployment. In 2016 real wages (in terms of the CPI) increased by 2.9%, more than the increase in nominal wages (2.3%) due to negative inflation. The increase in wages contributed to the increase in unit labor cost of 0.8% in 2016, which had moderate upward pressures on inflation.
•	A continued and sharp increase in housing prices, in part due to a shortage of apartments relative to the rate of increase of new families and to the low level of returns on financial investments during the 2008 financial crisis and thereafter. Between December 2007 and November 2016, home prices increased by 116% and by 100% in real terms (adjusted for the CPI). In 2016 the housing prices increased by about 6%, despite the following factors: some of the indicators in the housing market pointed to increased supply, implementation of the Mechir Lamishtaken (Buyer’s Price) program for first-time home buyers, and mortgage interest rates began increasing significantly in mid-2015.
•	A neutral fiscal stance with slight declines in the government debt-to-GDP ratio.

•	A current account surplus in all years, and even a small positive balance in 2012 when the curtailment of the supply of natural gas from Egypt following the 2011 unrest in certain Middle East and North African countries generated a sharp but temporary rise in energy costs.
•	A trend of local currency appreciation (nominal effective terms), with temporary episodes of depreciation in 2012 and 2014. In 2016 the nominal effective exchange rate appreciated by 4.6% following an appreciation of 9.3% in 2015.
•	Since the social protests in 2011, consumer awareness has increased in Israel, and with it the desire to lower the cost of living. In parallel with the measures adopted by the Government in recent years to achieve this goal, there has been a change in consumer behavior patterns in Israel reflected by exposure to online purchasing through domestic and international Internet sites. This has served to increase competition in the domestic tradable goods market, to lower prices, and to reduce markups.

A number of important additional features may be grouped into four sub-periods: mid-2009 to mid-2011, a period of strong real GDP growth along with relatively high inflation; mid-2011 through 2013, a period of slower GDP growth — approximately 3% — and inflation within the target range; 2014 to 2015, a period of slower GDP growth of approximately 2.5%, reflecting accelerated growth in private consumption alongside stagnant investment and a slowdown in exports, with sharply declining inflation; and 2016, a period in which the GDP growth noticeably increased to 4%, even though the inflation rate was still negative at -0.2%.

For the sub-period mid-2009 to mid-2011, real GDP growth averaged 5% and inflation increased to over 4% in 2011, due primarily to increases in world prices of energy and food. The Bank of Israel followed the conventional approach in reacting to such exogenous supply side shocks, that is, by increasing the key policy rate only when there were indications that the initial shock to the price level may lead to inflationary dynamics, such as increases in measures of expected future inflation and increased wage demands. In light of the resumption of strong real growth by mid-2009, the Bank of Israel increased its rate gradually from the exceptionally low level of 0.5% to 1% by December 2009, to 2% by December 2010, reaching a peak of 3.25% in mid-2011, in reaction to the increased inflation. Various measures of expected inflation indicated that these rates remained firmly anchored within the inflation target range. Despite a widening gap between short term interest rates in Israel and those in the major financial centers, the shekel did not appreciate during 2011, perhaps due to the increasingly uncertain geopolitical situation in neighboring countries and the related effect on Israel’s energy costs.

Starting in mid-2011, real GDP growth dropped sharply to just above 3%, impacted by the continued lack of recovery by Israel’s major trading partners and the prolonged Eurozone crisis, but Israel’s growth consistently exceeded the growth of major advanced economies. Unemployment continued its downward trend, implying a slowdown in productivity growth, similar to the productivity slowdown in the United States and some other advanced countries. Inflation returned to the target range by the end of 2011 as energy and commodity prices abroad stabilized. In light of the slowdowns in both inflation and growth, the Bank of Israel reduced its key interest rate several times beginning in September 2011 from a level of 3.25% to a level of 1.75% by January 2013, maintaining a 1.75% level until mid-May of 2013.

Another key feature of the mid-2011 to mid-2013 period was the development of Israel’s natural gas findings and the start of local production of natural gas from the Tamar reservoir in April 2013. Along with renewed current account surpluses even prior to reductions in oil imports, the shekel began to strengthen in mid-2012. The Bank conducted intermittent foreign exchange intervention to partially offset forces for local currency appreciation. From January through May of 2013, the effective exchange rate of the shekel appreciated by about 5%, raising some concern about the profitability of exports and employment in the export sector. Accordingly, on May 13, 2013, the Bank of Israel announced a reduction of its key policy rate to 1.5% and introduced its plan to commence a program of foreign currency purchases intended to offset the reduction in demand for foreign exchange resulting from the substitution of imported fuel made possible by the local gas production. Additionally, near the end of May 2013, the Bank of Israel announced that it would further reduce the interest rate to 1.25%, effective June 2013. The measures undertaken in May 2013 succeeded in slowing the rapid appreciation of the shekel.

In view of the risks embodied in the rapid rise in house prices and the expansion of housing credit, the Banking Supervision Department of the Bank of Israel implemented macro-prudential measures, with regards to banks’ mortgage loans, to support financial stability. These measures included: redefining housing credit extended to organized consumer purchasing groups as credit extended to the construction industry instead of households’ mortgages, requiring banks to meet stricter credit standards; increasing the capital provision requirement against high loan-to-value mortgages; requiring the re-examination of risk management in the housing credit portfolio; demanding a higher capital provision against floating-interest loans; in 2011, limiting mortgages at variable rates of interest to one third of the total housing loan granted to a borrower and; in 2012, limiting loan to value ratio of mortgages.

The key development affecting monetary policy since the second half of 2013 has been the significant drop in actual inflation and inflation expectations, coupled with slower growth, corresponding drops in short term interest rates, and decreases in longer term interest rates. Actual CPI inflation was negative at -0.2% and -1% in 2014 and 2015, respectively; excluding the housing component, CPI inflation in both 2014 and 2015 was even lower, at approximately -2%. In 2016, the inflation rate was -0.2%, higher than 2015 but still negative and below the target. The negative inflation in 2016 was primarily the result of factors that are mainly reflective of the supply side, the decline in prices in the tradable goods sector due to increased competition, the appreciation of the shekel in terms of the nominal effective exchange rate, and low global inflation. The inflation rate was also affected by lower inflation expectations and by government-initiated price reductions. On the other hand, the increase in oil and commodity prices abroad (in dollar terms), the increase in the unit labor costs and the increase in household disposable income were factors that led to price increases in 2016. From 2014 to 2016, the inflation rate in Israel has been lower than the weighted inflation rate in Israel’s major trading partners and in the G4 (United States, United Kingdom, Eurozone and Japan). The gap that developed between Israel and its main trading partners from 2014 to 2016 was mainly the result of government-initiated price reductions, the appreciation of the shekel in terms of the effective exchange rate, and the fact that import prices declined to a greater extent in Israel than in other countries.

GDP growth, in real terms, was higher in 2016 at 4.0% as compared to 2.5% in 2015. Growth was led primarily by private consumption, which expanded markedly, and also by investments, which significantly increased in 2016 after stagnation in the previous years. The exports increase was moderate due to the continued moderation of growth of global trade and real appreciation of the shekel. The accelerated growth in private consumption, alongside the strong labor market, contributed to the assessment that domestic demand is high. The current account surplus grew from $1.3 billion in 2012 to $8.7 billion in 2013, $12.0 billion in 2014, and $15.2 billion in 2015, and slightly declined to $12.4 billion in 2016.

From mid-2013 to mid-2014, the shekel continued to appreciate in effective terms. In the third quarter of 2014, there was a sharp depreciation caused by temporary increased domestic and geopolitical uncertainty and interest rate reductions at the end of July and at the end of August by the Bank of Israel. In August 2014, the Bank of Israel reduced the key policy rate to a new historical low of 0.25%. In the fourth quarter of 2014, the shekel began to appreciate once more and actual inflation was below expectations, so the Bank of Israel reduced the key policy rate in March 2015 to a historically low level of 0.10%, nearing the so-called “zero lower bound” on nominal rates. In 2015, the shekel appreciated by 9.3% in terms of the nominal effective exchange rate (December 2015 average compared to December 2014 average). In 2016 the appreciation was more moderate at 4.3%.

After the acute phase of the global financial crisis, which occurred during the fourth quarter of 2008 and the first quarter of 2009, measurements of economic developments in Israel have been strong compared to other advanced economies. Real output growth and labor market developments show continued strength relative to other countries. Fiscal policy has been sound with the government debt-to-GDP ratio declining once again in 2016. The balance of payments continues to be in surplus, in part because of natural gas discoveries and the decline in world energy prices. Israel’s main areas of concern include sluggish growth in export markets, continued rising housing prices, and related social pressures as young families find it increasingly difficult to afford suitable housing. Additionally, there is concern that monetary policy in Israel, like elsewhere, may face increasing operational difficulty due to the low key policy rate.

Implementation of Monetary Policy.   The Bank of Israel’s principal instruments of monetary control are auctioned time deposits for banks, sales of Makam, and a discount window facility. Auctions for interest-bearing deposits are currently the main tools for implementing monetary policy and are similar to reverse repurchase agreements. The interest rates received by the banks are determined in such auctions. Maturities are overnight or one week. The auction of overnight funds and deposits of various maturities and the rates of interest determined in connection therewith are the key determinants of very short-term interest rates in Israel. The Bank of Israel utilizes the daily auctions primarily to offset flows, to and from the monetary base, of governmental activities and foreign exchange market intervention. In the past, when the banking system was in a fundamental liquidity deficit, the Bank of Israel injected liquidity using monetary collateralized loans which were allocated to the banking system by periodic auctions of a predetermined amount and were used in a manner similar to repurchase agreements. Since the resumption of foreign exchange intervention at the start of the global financial crisis (March 2008), the banking system has been in a fundamental liquidity surplus so the Bank of Israel has been absorbing liquidity rather than injecting it.

The Bank of Israel may also absorb liquidity by selling Makam, formally a liability of the Government but issued by the Bank of Israel for monetary purposes. Unlike Bank of Israel’s other monetary instruments, these securities are traded in the secondary market and are accessible by the investing public. Since the mid-1990s, the Bank of Israel expanded the use of Makam issuances as a monetary instrument to absorb excess liquidity in the banking system. Since March 2007, the Makam market has enabled the Bank of Israel to actively increase liquidity in the banking system by reducing the issuance of Makam.

The discount window facility enables banks to obtain, at any time during the day, overnight loans to fill temporary funding needs (against suitable collateral) at a premium above the key policy rate or deposit excess funds at a rate below the key policy rate. The key function of the discount window is to establish a rate “corridor” within which the rate on auctioned deposits is determined. This function is similar to the system used by the European Central Bank and a number of other central banks.

In 2008, the Bank of Israel resumed foreign exchange intervention after a ten year hiatus. Although the objectives of this intervention vary depending on the circumstances, objectives include increasing the level of foreign exchange reserves in the early stage of intervention, limiting the effect of the substitution of domestic natural gas for imported oil on the exchange rate in the past two years, and occasionally limiting local currency appreciation when the Bank determines that the exchange rate is not in line with macroeconomic fundamentals.

In 2016, inflation increased compared to 2015 but continued to be far below the target range. In light of repeated reductions of growth forecasts for the world economy, the Monetary Committee reduced the key policy rate to 0.1%, a near-zero level, in March 2015 and this level of interest rate remained for 2016. In November 2015, the Monetary Committee began using forward guidance, an unconventional monetary policy tool, announcing that the monetary interest rate will remain accommodative for a considerable time. Concomitantly, the Committee determined that there was no room to utilize other monetary tools (including negative interest rates or bond purchases). The decision was based on assessed economic health and uncertainty regarding the effectiveness and unexpected repercussions of using such tools. In April 2017, the Committee significantly changed the text of the forward guidance and announced that the accommodative monetary policy will continue as necessary in order to bring the inflation environment within the target range.

Table No. 27

Selected Interest Rates(1)

	Short Term Credit to the Public in Local Currency		Average Interest on Daily Commercial Bank Deposits at the Bank of Israel(3)	SROs(2)(4)	Yield to Maturity of 12-month Treasury Bills
	Line of Credit(2)	Term Credit(2)
2012	10.1%	5.1%	2.3%	1.6%	2.2%
2013	8.8%	4.3%	1.4%	0.8%	1.3%
2014	8.2%	3.7%	0.6%	0.3%	0.5%
2015	7.6%	3.3%	0.1%	0.0%	0.1%
2016	7.3%	3.3%	0.1%	0.0%	0.1%

(1)	Percent per annum of effective interest rate.
(2)	Through March 2013, the data reflects the net balance of the seven largest commercial banks. From April 2013, the data reflects the gross balance of all banking corporations registered in Israel.
(3)	The interest rate on daily deposits auctioned by the Bank of Israel.
(4)	Self-renewing overnight local currency interest-bearing bank deposits (“SROs”), excluding large negotiable SROs.
Source:	Bank of Israel.

Table No. 28

Monetary Indicators
(Percentage Change over Previous Period)(1)

	2012	2013	2014	2015	2016
Monetary Aggregates(2)
M1 (in millions of NIS annual average)(3)	121,236	136,714	167,751	247,416	305,966
M2 (in millions of NIS annual average)(4)	508,433	540,081	582,359	659,055	726,870
M1	5.0%	12.8%	22.7%	47.5%	23.7%
M2	8.4%	6.2%	7.8%	13.2%	10.3%
Public Sector Injection/GDP(5)	-0.9%	-1.0%	0.1%	-1.2%	0.3%
Bank Of Israel Injection/GDP(6)	1.0%	-0.2%	-1.3%	-1.0%	-1.3%
Nominal Interest Rates
SROs(7)	1.6%	0.8%	0.3%	0.0%	0.0%
Unrestricted Credit in Local Currency(2)(7)	5.6%	4.5%	3.9%	3.5%	3.4%
U.S. $Interest Rate (average, three month LIBID)	0.3%	0.1%	0.1%	0.2%	0.6%
NIS/U.S.$(during period)	0.1%	-7.2%	12.3%	-1.4%	-1.4%
Real Yield To Maturity On 5 Year Indexed Government Bonds	0.7%	0.3%	-0.2%	-0.6%	-0.1%
Nominal Yield On Equities (during period)(8)	4.6%	15.3%	11.5%	6.8%	-11.1%
Nominal GDP	6.2%	6.6%	4.3%	5.3%	5.2%

(1)	Certain data herein are calculated based on annual averages and certain other data herein are calculated based on year-end figures.
(2)	Includes mortgage banks.
(3)	Currency in circulation plus demand deposits.
(4)	M1 plus self-renewing overnight deposit plus unindexed deposits of up to one year.
(5)	Contributions to monetary expansion.

(6)	Includes swap transactions, with respect to the redemption of government bonds held by the Bank of Israel.
(7)	Through March 2013, the data reflects the net balance in the seven largest commercial banks. From April 2013, the data reflects the gross balance in all banking corporations registered in Israel.
(8)	Includes convertible securities and warrants. The data has been adjusted for dividend distribution and stock split.

Source:  Bank of Israel.

Banking System

Profile of the Banking System.   The banking system is well regulated in accordance with international standards and practices set by the Basel Committee for Banking Supervision. Banking licenses are issued by the Governor of the Bank of Israel (“BOI”), and banks are supervised by the Banking Supervision Department (“BSD”) of the BOI. The BSD is the primary regulator of Israeli banks and is headed by the Supervisor of Banks, an appointee of the Governor of the BOI. Two additional committees operate alongside the Supervisor of Banks: the Licenses Committee, which advises the Governor of the Bank of Israel and the Supervisor of Banks in connection with establishing banking corporations, licensing bank branches, reviewing changes of control in banks, and ensuring the stability of banks where mismanagement has been found; and the Advisory Committee, which advises on matters relating to the issuance of new banking business regulations. In recent years, the BSD has enhanced its supervision over the banking system and tightened regulation to meet the evolving and challenging risk environment.

Israel has a highly developed and concentrated banking system. At the end of 2016, there were 22 banking corporations registered in Israel, including 15 commercial banks, one financial institution, two joint-service companies and four foreign banks.

The five largest banking groups — Bank Leumi Le-Israel B.M., Bank Hapoalim B.M., Israel Discount Bank Ltd., Mizrahi Tefahot Bank Ltd. and The First International Bank of Israel Ltd. — constitute approximately 93% of the banking market in Israel. The two largest banking groups (Leumi and Hapoalim) comprise almost 60% of the banking industry. There are only three small commercial banks that are unaffiliated with banking groups. In addition, there are four branches of foreign banks that operate on a smaller scale — Citibank N.A., HSBC Bank PLC, Barclays Bank PLC and State Bank of India. Other major European foreign banks operate from offices in Israel and engage in activities in the capital markets and render advisory services that do not require a banking license according to the banking laws.

The total assets of the five major Israeli banking groups rose by 5.5% and reached NIS 1,464.6 billion as of year-end 2016, compared with NIS 1,388.0 billion as of year-end 2015. The assets denominated in foreign currencies declined by 1.2% during 2016. The activity in local currency continues to expand and amounted to NIS 1,199.2 billion as of year-end 2016, a 7.1% rise from year-end 2015. Equity capital amounted to NIS 101.8 billion as of year-end 2016, an increase of 6.4% during 2016.

Controlling Structure in Banks.   Banks can be controlled by a core controlling group, or the holding of a bank can be widely dispersed among a broad shareholder base. On March 19, 2012, an amendment to the Banking Ordinance Act, 1941 and to the Banking (Licensing) Law, 5741 – 1981 took effect, primarily allowing for the accommodation of a bank ownership structure without a controlling shareholders group. In addition, the BOI issued a principle document to clarify the principles for a bank to transition between shareholder structures.

In December 2013, the Knesset enacted the Law for the Promotion of Competition and Reduction of Concentration, 5774 – 2013 that, among other matters, sets restrictions on significant cross-sectorial holdings and control of real companies together with a banking corporation that constitutes a significant financial entity (as defined in this law) and provides a transition period for pre-existing holders of controlling means.

Major Regulatory Developments in 2016.   In 2016, there were two significant proposals intended to enhance competition in the financial sector.

•	The Divestiture of Credit Card Companies. The Committee to Increase Competition in Common Banking and Financial Services in Israel (the “Strum Committee”) was formed in June 2015 to make recommendations for elevating the level of competition within the financial sector. In 2015, the Strum Committee set out draft measures to deal with competition that would directly affect the banking system, including the divestiture of credit card companies from the large banks within the following two years. Specifically, the two largest banks, Bank Hapoalim and Bank Leumi, would be required to divest their credit card holdings (Isracard Group and Leumi Card Ltd., respectively). These credit card companies would then operate as credit providers, which would compete with the banks for the consumer and small businesses markets.

In July 2016, the final version of the Strum Committee’s recommendations on the banking system was released. The final version contained two major changes from the 2015 draft proposal. First, Bank Hapoalim and Bank Leumi are permitted to continue to issue credit cards for the time being, but a time limit has been imposed and within four years after the banks divest their credit card companies, these banks will be required to cease issuing credit cards. Second, the Visa Israel Credit Company (CAL) credit card company will not presently be divested from Israel Discount Bank and First International Bank of Israel (as had been considered in 2015), but this recommendation will be revisited after four years in light of the competitive landscape that may emerge at that time.

•	Supervisory Reforms in the Merchant Acquirer Market. In 2016, the merchant acquirer market was approximately NIS 270 billion and consisted of three credit card companies — Isracard, CAL and Leumi Card. Beginning in November 2015, the BSD took action to remove entry barriers and to make the market accessible to other companies. These actions were intended to ease the licensing process, including by fast-tracking the licensing process by introducing a contingent banking license (within three months of submitting an application). Additional elimination of barriers to entry includes:
•	Making the licensing process shorter and more efficient, providing greater regulatory certainty with regard to obtaining a license prior to an entity making a substantial investment in technology and hiring, as well as easing both the connection to the local payment card system (Shva) and the receipt of licenses from international credit card schemes;
•	A significant reduction of the minimum capital requirements to only NIS 1 million in starting capital for a new merchant acquirer.
•	More lenient regulations in the areas of corporate governance, risk management, and other regulations for entities that do not have a significant impact on the stability of the financial system and the payment system.

In April 2017, the BOI issued a merchant acquirer license to TRANZILA Ltd., which will operate as the fourth merchant acquirer in Israel’s payment card market. TRANZILA’s entry into the merchant acquirer market reflects a major step in promoting increased competition in the payment sector and credit market, which is intended to benefit small and medium businesses and households.

Other Supervisory Regulatory Developments.   The following list includes other major supervisory and regulatory developments for 2016:

•	Policy easing for financial groups that manage customer funds — In June 2016, the BOI published a new policy that allows for financial groups that manage customer funds to hold up to 7.5% of shares of a banking corporation, subject to applying for and receiving a permit from the Governor of the BOI. The policy provides a more lenient application and review process for such financial groups that already are subject to Banking (Licensing) Law 5741-1981 which otherwise limits holdings to 5%.
•	Digital and Online Banking — The BSD published a draft directive in January 2016 intended to lift barriers and facilitate the use of mobile banking and direct communication channels. The directive will enable banks to offer a variety of banking services without a customer having to visit a branch.

•	Remuneration Policy — The BSD published an updated directive to cap salaries of top wage earners of certain financial companies, consistent with the 2016 law approved by the Knesset.
•	Compliance Risk — In November 2016, the BSD issued a Supervisory Letter requesting that banks revisit their policies and procedures and assess compliance risks, in view of the legislative amendment to the Prohibition of Money Laundering Law, which added serious tax offenses to the list of predicate offenses.
•	Operational efficiency — To increase banks’ operational efficiency, the BSD has continued to develop regulatory infrastructure and relevant supervisory policies. In March 2017, the BSD published a draft directive encouraging banks to evaluate the possibility of increasing efficiency in connection with the banks’ real estate. The directive provides some relief in meeting capital adequacy targets for banks that choose to sell their real estate premises serving management and executive offices and move to alternative locations that would lead to medium term and long term savings.
•	Stress testing — The BSD performed several types of stress tests on the Israeli banking system, including stress tests on the banks’ mortgage portfolios and housing market using a uniform stress scenario and a severe domestic stress scenario. The stress tests emphasized construction and real estate and highly leveraged credit and were also intended to capture certain types of concentration risk. Accordingly, scenarios which incorporate both domestic and overseas crises were examined. The BSD continues to develop liquidity stress test scenarios and methodology.

Performance of Israeli Banks in 2016.    The net profit attributed to shareholders of the five largest Israeli banking groups was slightly lower in 2016 than 2015, amounting to NIS 8.1 billion in 2016, as compared to NIS 8.2 billion at the end of 2015. The 2016 net profit represents an after tax return on equity of 8.3%, a decrease from 9.1% in 2015. The decrease in profitability was due to lower net profits in 2016 for the two largest banks (Bank Hapoalim and Bank Leumi) and non-recurring profits in 2015 attributable to capital gains and the sale of premises of the Bank Leumi Group.

Total balance-sheet credit of the five largest Israeli banking groups grew by 2.7% during 2016 (compared to 5.2% in 2015). Credit to the business sector increased by a modest pace of 1.6% in 2016, representing a similar increase as in 2015. The credit to the business sector is affected by competition with the non-bank credit markets that are dominated by institutional investors and insurance companies and is a by-product of a shift in the banks’ business model in recent years, which has accentuated retail lending and credit to small and medium enterprises. At the end of 2016, credit to small and medium enterprises comprised 61% of the business credit. In addition, the BSD has emphasized reducing large exposure to borrowers by issuing a restrictive directive regarding limits on large exposure amounts and a reduced capital charge on smaller businesses (75%), as compared to large borrowers (100%). Credit to private individuals (consumer credit and mortgages) amounted to NIS 455.2 billion in 2016, an increase of 5.2% in 2016 (compared to 8.7% in 2015), and constituted 48.7% of the total balance-sheet credit of the five largest Israeli banking groups (compared to 47.5% in 2015). Mortgage lending continued to increase in 2016, with a 4.5% increase, and consumer loans (excluding mortgages) rose 6.4% in 2016 and comprised of 16.4% of the total balance sheet credit.

As to credit risk exposure, all balance-sheet indicators exhibited an improvement in credit quality and concentration. Credit provisioning expense for credit losses to total credit continued to fall and was at 0.1% for 2016, down from 0.12% in 2015 and 0.41% in 2012. The total non-performing loan (impaired loans and loans in arrears of 90 days and more) to total credit of the five largest Israeli banking groups comprised 1.64% of total loan portfolio at year-end 2016, down from 1.89% in 2015 and 2.20% in 2014. In the mortgage segment, loans in arrears of 90 days and over were very low and reached approximately 0.88% as of December 2016, down from approximately 1.0% at year-end 2015. The loan-loss reserve coverage ratio climbed to 78.8% by the end of 2016, up from 71.7% in 2015 and only 65.2% in 2014. The improvement in the above credit quality indicators are primarily attributed to the reduction of the non-performing loans in recent years. Credit concentration by loan size outstanding has decreased rapidly in recent years as shown in concentration indicators relating to the proportion of loans extended to borrowers in amounts exceeding 5% of the bank’s capital to the total loan portfolio (a significant decline in most banking groups) and a decrease in the share of borrowers that have credit over NIS 40 million in relation to total loans.

Equity capital of the five largest Israeli banking groups amounted to NIS 101.8 billion at year-end 2016, an increase of 6.4% from year-end 2015, primarily due to retained earnings and capital planning as the banking groups continue to bolster their capital positions. Core capital tier 1 ratio, in accordance with the Basel III interim rules, reached 10.7% at the end of 2016, up from 9.6% at the end of 2015. The leverage ratio reached 6.55% by the end of 2016 and was substantially higher than the minimum requirement by the Basel Committee. The Israeli banks implement the standardized approach for credit risk which is of a conservative nature, as evident in the high risk-weighted assets ratio, which includes off-balance sheet items of 56.9% as of year-end 2016, higher than most internationally active banks, many of which have adopted the advanced approaches for credit risk.

Issues in Anti-Money Laundering and Combating Financial Terrorism.   The Anti-Money Laundering Law was enacted in August 2000, and the sections pertaining to the obligations imposed on financial entities took effect on February 17, 2002. In January 2001, the Governor of the BOI issued the Prohibition on Money Laundering Order, which entered into force on February 17, 2002. The Order includes requirements regarding identification, reporting and record-keeping by banking corporations. The regulation regarding the Prevention of Money Laundering and Terrorism Financing and Customer Identification (a regulation that has been in effect since 1995) has been amended in light of the declaration of principles of the Basel Committee on Banking Supervision of October 2001 on Customer Due Diligence for Banks. The regulation incorporates directives on customer acceptance policy, management and monitoring of high-risk accounts and also contains special directives on private banking and correspondent banking accounts.

The BSD conducts on-site examinations on an ongoing basis to assess the compliance of banks with AML/CFT laws and directives. The Sanctions Committee, chaired by the Supervisor of Banks, is authorized to impose financial penalties on banks for AML/CFT-related infractions and has, in several cases, imposed sanctions on banks, to an aggregate amount totaling over NIS 40 million (as of January 2017).

At the beginning of 2005, the Prohibition on Terrorist Financing Law went into effect and Israel’s system of banking regulation was modified to include combating the financing of terror. The law contains requirements regarding customer identification, reporting and recordkeeping by banking corporations and credit card companies. As later amended, the 2006 Prohibition on Money Laundering Order requires financial institutions to check the identification of parties to a transaction against a list of declared terrorists and terrorist organizations, as well as to report the type and size of transactions above NIS 5,000 whenever a transaction involves a high-risk country or territory. In 2015, the BSD issued a publication, clarifying the BSD’s expectations on certain issues regarding implementation of the Prohibition on Money Laundering Order and Directive 411 relevant to credit card companies.

Since 2010, the BSD regulates business ties between the Israeli banking system and banks operating in areas under the Palestinian Authority, including scrutiny of money transfers and counterparties’ disclosure, and prohibition of endorsement of checks. In 2011, the BSD, in conjunction with other regulatory authorities, issued a circular referring banking corporations to international lists containing names of individuals and other entities associated with Iranian nuclear proliferation efforts. In 2014, the BSD published Directive 418, which specifies the requirements that banking corporations must meet if they wish to allow customers to open accounts online. To mitigate potential risks, some limitations were imposed on activities of accounts opened online. Face-to-face identification is required to be executed through recorded video conference. In 2015, the BSD published a circular setting out a regulatory framework to address the risks posed to banking corporations by cross-border activities of clients who are foreign residents and might conceal funds from their country of residency.

In January 2016, the BSD issued a circular to banking corporations and credit card companies to update and clarify policies and procedures related to a person’s voluntary disclosure of unreported income, as they may relate to AML/CFT laws and regulations. The circular communicated to employees of banking corporations and credit companies that written confirmation of a customer’s compliance with the Tax Authority’s procedure for voluntarily disclosing unreported income is not a substitute for established AML/CFT procedures. The circular also referred banking corporations and credit card companies to the IMPA’s list of “red flags” regarding unusual activity that may be relevant to voluntary disclosures.

In February 2016, the BSD issued an amended Reporting Directive to the Banking Supervision Department No. 825, the “Semi-Annual Report on Exposure to Compliance Risk.” The directive requires banking corporations to report specific information related to accounts at high risk with regard to compliance, such as hold-mail accounts, accounts of politically exposed persons and money services business accounts.

Amendment to Directive 411 of Banking Corporations: The Banking Supervision has issued a comprehensive amendment to Directive 411 in order to address remaining deficiencies identified by the Moneyval plenary as well as to adopt the 2012 FATF Recommendations. The amendment was published on March 2017 and is expected to enter into force on January 1, 2018.

Israel’s regulatory regime with regard to AML/CFT is constantly subject to examination, review and revision to respond to new difficulties and challenges due to the increasing innovation of the offenders. This entails legislative modifications, updating regulations to strengthen risk management requirements, including specific requirements regarding the use of credit cards for illegal transactions over the internet. For further discussion on anti-money laundering matters, see “Anti-Money Laundering Law,” above).

Table No. 29

Assets, Liabilities and Equity Capital of the Five Major Banking Groups(1)
(in NIS million)

	2012	2013	2014	2015	2016
Assets
In local currency(2)	955,473	1,000,645	1,035,727	1,119,473	1,199,233
In foreign currency	265,647	245,587	292,795	268,558	265,414
Total assets	1,221,120	1,246,232	1,328,522	1,388,031	1,464,647
Liabilities and equity capital
In local currency(3)	897,697	927,915	959,376	1,034,612	1,105,311
In foreign currency	323,423	318,317	369,146	353,419	359,336
Total liabilities and equity capital	1,221,120	1,246,232	1,328,522	1,388,031	1,464,647
Equity capital	79,602	82,990	88,690	95,712	101,803

(1)	The division into local and foreign currency for 2012 and 2013 was adjusted according to the published financial statements for those years.
(2)	Including non-financial items.
(3)	Including non-financial items, minority interests and equity.
Source:	Banking Groups’ Financial statements to the public.

Capital Markets

Israel Securities Authority.   The Israel Securities Authority (“ISA”) was established under the Securities Law, 1968, and its mandate is to protect the interests of the investing public in Israel. The ISA has a wide range of responsibilities and powers. Within the framework of this mandate the ISA is charged with, among other things:

•	Issuing permits to publish prospectuses for public securities offerings of corporate issuers, as well as prospectuses for mutual fund units sold to the public;
•	Examining corporate disclosure filings, including current reports, quarterly and annual periodic financial statements, filings concerning related-party transactions in connection with private placements, tender offer disclosures, etc.;
•	Regulating and supervising the activities of the mutual fund industry including on-going monitoring of mutual fund filings;
•	Overseeing the fair, orderly and efficient activity of secondary markets;

•	Licensing and supervising portfolio managers, investment advisers and investment marketing agents, including thorough compliance reviews and disciplinary complaints against these investment professionals for adjudication by a disciplinary committee;
•	Investigating violations under the Securities Law, the Joint Investment Trust Law, 1994, the Regulation of Investment Advice and Investment Portfolio Management Law, 1995 and violations of other laws related to the aforesaid laws; and
•	Supervision over compliance of portfolio managers and non-bank members of the TASE, in accordance with the Prohibition of Money Laundering Law, 2000.

The ISA drafts and initiates virtually all primary and secondary legislation pertaining to securities laws in Israel. In addition, it cooperates with government authorities in formulating policies and laws pertaining to capital market activity. The ISA also collaborates with the Institute of Certified Public Accountants in Israel in operating and financing the Israel Accounting Standards Board, which is charged with setting accounting standards for Israeli companies. The Minister of Finance appoints the chairman of the ISA and its commissioners. ISA commissioners are selected from the public, the civil service and the Bank of Israel. The ISA plenum meets on a monthly basis. The ISA also performs its functions through permanent and ad hoc committees which facilitate the formulation and implementation of ISA policies. The ISA is not dependent on government financing; its budget is funded entirely by annual fees payable by entities regulated under the Securities Law and the Joint Investment Trust Law. The ISA’s budget is approved by the Minister of Finance and the Knesset Finance Committee.

The ISA monitors a variety of ongoing disclosure reports, such as periodic reports that include financial statements, director’s reports on the status of the companies’ affairs, additional information reports, quarterly financial reports, and immediate reports, which are filed immediately after the occurrence of certain events that could have a material effect on a company or on the price of its securities. These reporting requirements are enforceable by Israeli courts upon the petition of the ISA, which also has certain powers to direct the TASE to suspend trading of a company’s securities.

The TASE.   The TASE is the only stock exchange and the only public market for trading securities in Israel. The TASE is highly regulated, both internally and externally, by the ISA. Internal regulations include circuit breakers and a 45-minute halting of trade in a company’s securities on a day that the company publishes price-sensitive information, to ensure that the information can be widely disseminated. The TASE has a computerized trading system with real-time information. The TASE’s rules govern membership, registration of securities, conditions for suspending trading and obligations of listed companies. All shares, convertible securities, treasury bills, government, corporate and structured bonds, exchange-traded notes, covered warrants and derivatives are traded via Tel-Aviv Continuous Trading (“TACT”), the TASE’s fully automated trading system. The TASE has 23 members (six of which are foreign members, including one remote member) and, as of December 31, 2016, 451 companies had equity securities (excluding exchange-traded notes) listed on the TASE.

The Dual Listing Law, which took effect in October 2000, enables companies listed in the United States or in England to dual-list on the TASE with no additional regulatory requirements under Israeli law. As of December 31, 2016, there were 62 companies cross-listed on the TASE and foreign exchanges.

Market Performance.   The TA-25 index, which is composed of the 25 largest Israeli public companies measured by market capitalization, decreased by 2.4% in 2016 in U.S. dollars terms, while the dollar depreciated 1.5% against the NIS, after an increase of the TA-25 index of 4.0% in 2015. Average daily trading volume was $330 million in 2016, which is 12% lower than the 2015 average.

In local currency (NIS), the TA-25 index decreased by 3.8% in 2016, following an increase of 4.4% in 2015. The TA-25 share price index concluded 2016 with a loss of 4%, following four successive years of positive returns. The sharp decline in pharmaceutical shares — Teva (-44%), Perrigo (-43%) and Mylan (-31%) — contributed to the decline of the TA-25 index; these shares plunged in wake of share price declines in the pharmaceutical industry, a slow-down in the generic drug market, and most recently, the opening of an investigation in the United States regarding price-fixing by leading pharmaceutical firms.

The General Index of shares and convertible securities (which is comprised of all shares and convertible securities tradable on the TASE) decreased by 9.7% in 2016, after increasing 6.5% in 2015 and decreasing 0.5% in 2014 (in U.S. dollar terms in each case). As of December 31, 2016, the total market value of all listed equity securities (excluding exchange-traded notes) was $213.9 billion, compared to $243.6 billion in 2015. The average daily trading for equity securities (including exchange-traded notes) decreased to $330 million during 2016, compared to $373 million in 2015. From January 2016 to September 2016, foreign investors’ entry into the TASE equity market continued at a moderate pace, as foreign investors purchased a net $0.4 billion of TASE-listed shares, following net purchases of $1.7 billion in 2014 and $1.3 billion in 2015. In the fourth quarter of 2016 the trend reversed, and foreign investors sold shares at a net value of $0.8 billion.

Total corporate debt capital (excluding structures and depository receipts) raised $17.5 billion in 2016, compared to $14.7 billion in 2015 and $16.1 billion in 2014. The amount of corporate bond issues on TASE, which constitutes the primary means for TASE-listed companies to raise debt in recent years, increased in 2016, reaching a record of $16.5 billion (not including bonds privately placed on the TACT Institutional platform and Nesher non-listed securities clearing services), compared to $14 billion in 2015. Record low interest rates and expectations for rate increases by the end of 2017 contributed to the active primary debt market in 2016.

Corporate debt offerings in 2016 were primarily for debt recycling and lowering finance costs. The redemption of traded corporate bonds came to $9.5 billion in 2016, and this amount is expected to increase to $11.5 billion in 2017.

In 2016, there was an increase in the amount of debt raised in the real sector. The real sector raised $12.4 billion debt capital in 2016, accounting for 71% of the total raised in corporate bond issues. More than 90% of the real sector amount is earmarked for the redemption of traded debt — $6.8 billion in 2016 and a similar amount in 2017 — and a minor amount for the recycling of non-traded debt and expansion of corporate activities.

Real estate companies continue to have the highest debt capital raises in the real sector, raising $5.5 billion in 2016, after raising $5 billion in 2015. The amount raised by real estate firms in 2016 constitutes 32% of the total debt raised in corporate bond offerings and private placements, lower than the amounts for 2014 and 2015. Real estate companies again took advantage of the low interest rates to recycle debt, redeeming bonds valued at $2.7 billion in 2016, and to prepare for future bond redemptions of a similar scope in 2017.

Approximately $0.6 billion was raised by six new issuers in 2016, among them four commercial real estate companies operating in the United States — KBS ($251 million), NAMCO Realty ($118 million), Delshah Capital ($101 million) and Cornerstone ($72 million) — and two Israeli real estate companies — Fattal Europe ($62 million) and Oren Investments ($10 million). Among seasoned issuers, the largest bond offerings were undertaken by the Azrieli Group and Melisron, for $0.6 billion and $0.3 billion, respectively.

Commerce and services companies had the second highest debt capital raises in the real sector, raising $3.7 billion in 2016, a sharp increase relative to $2 billion raised in each of 2014 and 2015. Commerce and services companies redeemed bonds equaling $2 billion in 2016 and are expected to redeem a similar amount in 2017. The major issuances were by the Israel Electric Corporation, which raised $1.3 billion in two separate public offerings, and B Communications, which raised $0.5 billion in one public offering.

In the financial sector, active debt raising continued in 2016. The financial sector and, primarily banks, raised $5 billion in 2016, an amount equaling 29% of the total debt raised on the TASE corporate bond market. The amount raised is designated to cover financial sector bond redemptions of $3 billion in 2016 and $5 billion in 2017.

Banks continued to be the largest debt security issuers in 2016. Mizrachi Tefahot Bank issued $1.6 billion in two offerings, Bank Leumi raised $1.1 billion (including $0.2 billion in contingent convertible bonds), and Bank Hapoalim raised $0.8 billion. For the first time, in 2016 banks completed five contingent convertible bond offerings, totaling $0.5 billion. Bank Leumi was the first, raising $234 million in

January 2016 through bonds, the terms of which include forced conversion. Subsequently, convertible bonds that include principal write-down mechanisms triggered by a “bank failure event” were issued by The First International Bank of Israel ($218 million), Union Bank of Israel ($59 million) and Bank of Jerusalem ($33 million).

In 2016, the weight of bond offerings of bonds rated A and above was 85% of the total raised in public bond offerings, down from 87% in 2014 and 91% in 2015. In 2016, the weight of public CPI-linked bond offerings was 48% of the total, compared to 52% in 2015 and 49% in 2014; in 2016, $7.8 billion was raised in public CPI-linked bond offerings. The weight of public shekel-denominated non-linked bonds was 48% in 2016, similar to 46% in 2015 and 50% in 2014; in 2016, $8 billion was raised in these offerings, including $7.5 billion in fixed-rate bonds and $0.2 billion through commercial paper (which is six times the amount raised though commercial paper in 2015).

In 2016, five offerings of U.S. dollar-linked bonds were completed, raising $0.7 billion, compared to $0.4 billion in the five offerings completed in 2015. Half of the 2016 amount was raised by the Israel Electric Corporation.

In 2016, twelve corporate bond exchange offers were executed, with the purpose of taking advantage of low interest rates to lower financing costs.

In 2016, fourteen mega bond offerings ($0.2 billion and higher per offering) were completed, for a total raise of $7.6 billion, and accounting for 48% of the total debt raised in public offerings in 2016. In comparison, in 2015 sixteen mega bond offerings raised $6.7 billion, accounting for 48% of the total debt raised in public offerings in 2015.

In 2016, $1 billion was raised through bond offerings restricted to institutional investors (through the TACT Institutional platform and Nesher non-listed securities clearing services).Modest price gains of 1% were posted in 2016 for TASE-traded government bonds, while corporate bond indices rose 4% in 2016.

The Tel Bond-Yields index, which includes CPI-linked fixed rate corporate bonds rated BBB to A by Maalot or Baa3 to A2 by Midroog, stood out with returns of 6.2% — more than twice that of the other Tel Bond indices — compensating for the relatively lower rating of the bonds included in the Tel Bond-Yields index.

Government Bonds.   The government bond market in Israel is highly developed, and government bonds account for the vast majority of publicly issued debt securities. In 2006, a broad reform in the government bonds market was implemented, with the appointment of 19 primary dealers in the government bonds market. The 2006 reform helped increase the liquidity and transparency of the Israeli capital markets, encouraged the entry of international investors into the market, upgraded the trading and clearing systems used in the market and promoted the development of diverse derivative fixed income instruments. Gross government debt raising increased in 2016, amounting to $12.4 billion, compared to $10 billion in 2015. Government bond issues were accompanied by large redemptions of $11 billion in shekel-denominated non-linked bonds and $3.5 billion in CPI-linked bonds in 2016.

In addition, after a two-year hiatus, in 2016 the Government issued sovereign bonds abroad. In March 2016, two bond series were issued, raising a total of $1.5 billion: $1 billion was raised in 10-year bonds at the lowest interest rate ever in a dollar offering (2.94% yield-to-maturity) and $500 million was raised by reopening an existing series of 30-year bonds (4.18% yield). The offering was 5.5 times oversubscribed relative to the original amount of the offering. In October 2016, the Government issued another $200 million in the global markets, by again reopening an existing series of 30-year bonds. In January 2017, the Government raised €2.25 billion through an EMTN offering, consisting of €1.5 billion in 10-year bonds and €750 million in twenty-year bonds.

The increase in gross Treasury issues was a result of expectations of a larger Government deficit of 2.9% in 2016, compared to 2.1% in 2015.

Institutional Investors.    In recent years, the role of institutional investors in the Israeli capital markets increased significantly. The principal types of institutional investors in the Israeli market are pension funds, provident funds, severance pay funds (special funds established to hold assets set aside by employers for the payment of severance obligations owed to their employees), advanced study funds, mutual funds and a variety of life insurance savings plans. As of December 31, 2016, assets held by pension funds totaled $175.6 billion, assets held by provident funds and severance pay funds totaled $100.9 billion, assets held by life insurance savings plans totaled $93.6 billion, and assets held by mutual funds totaled $60.1 billion. In 2016, $1 billion was raised through bond offerings restricted to institutional investors.

Gold Reserves

The State has not maintained gold reserves since 1992.

PUBLIC FINANCE

General

The Government budget covers the expenditures and revenues of the central government only and does not include the accounts of the National Insurance Institute, the National Institutions, local authorities, the Bank of Israel, or surpluses and deficits of Government authorities.

The Budget Process

The Government’s fiscal year ends on December 31. The annual budget preparation process generally begins in April of each year when the Budget Department of the Ministry of Finance coordinates discussions regarding the budget with the various ministries. During August and September of each year, the details of the budget are finalized within the Government. A proposed budget bill, together with all necessary supporting information, must be submitted to the Knesset for its approval no later than 60 days before the end of the year. Upon submission of its annual budget to the Knesset, the Government is required by law to include a three-year projected budget (containing less detail than the annual budget). Following review of the proposed annual budget by the Finance Committee of the Knesset, together with the relevant ministers and other officials, the Knesset votes on the approval of the annual budget into law.

Following implementation of a two-year budget (“biennial budget”) for 2009 — 2010, the Ministry of Finance prepared a biennial budget for 2013 — 2014 and 2015 — 2016. The biennial budget for 2017 — 2018 was approved in December 2016.

Fiscal Framework

The Deficit Reduction and Budgetary Expenditure Limitation Law (the “Deficit Reduction Law”), which sets two limitations on the deficit level and the growth rate of government expenditures, is integral to maintaining Israel’s fiscal stability. The Deficit Reduction Law has contributed to a decline in the debt-to-GDP ratio, which serves as a key indicator of economic stability.

In response to persistent budget deficits, the Knesset passed the Deficit Reduction Law in 1992. As a result of the global financial crisis and shrinking tax revenues, in 2009 the Government submitted a five-year plan to the Knesset aiming to mitigate the effects of the deficit. This plan set the budget deficit target at 6% of GDP in 2009, 5.5% in 2010, 3% in 2011, 2% in 2012, 1.5% in 2013 and 1% from 2014 and onwards (the increase of the deficit target for 2009 and 2010 mainly reflects the operation of automatic stabilizers). In July 2012, a six year plan for 2013 – 2019 was approved by the Government. This plan set the budget deficit target at 3% of GDP in 2013, 2.75% in 2014, 2.5% in 2015, 2% in 2016 and 2017 and 1.5% from 2019 and onwards. This plan was revised in May 2013 to 4.3% for 2013 and 3% for 2014 in light of the late approval of the 2013 – 2014 budget. In November 2015, a seven year plan for 2015 – 2021 was approved in its third reading by the Knesset. This plan set the budget deficit target at 2.9% of GDP in 2015, 2.9% in 2016, 2.5% in 2017, 2.25% in 2018, 2% in 2019, 1.75% in 2020 and 1.5% from 2021 and onwards. Following the revisions to the 2017 – 2018 biennial budget, the budget deficit target was amended to 2.9% of GDP for 2017 and 2018 and 2.5% in 2019, to be followed by an annual reduction of 0.25% until reaching 1.5% in 2023.

In the framework of certain amendments to the Deficit Reduction Law, the Knesset approved additional restrictions on government expenditures. Pursuant to these restrictions, aggregate government expenditures were not allowed to increase by more than 1% compared to the previous year (indexed to the CPI) in 2005 and 2006 and by 1.7% (indexed to the CPI) year-over-year from 2007 and onwards. Under the restrictions, upward revision of expenditures was subject to preserving the annual deficit target.

In May 2010, the Knesset, in accordance with the Government proposal, amended the Deficit Reduction Law. Under the new amendment, real growth of government expenditures will equal a ratio of 60% (the medium-term target) divided by the last known debt/GDP ratio, multiplied by the average GDP growth rates during the ten previous years for which GDP data from the Central Bureau of Statistics is available. Therefore, the calculated growth rate of government expenditures will be a derivative of the difference between the debt target and long-term growth rate.

In March 2014, another amendment to the Deficit Reduction Law was made. Under this amendment, real growth of government expenditures may not exceed the average population growth rate in the last three years plus the ratio of the medium-term debt target (50%) and current debt-to-GDP ratio. The increase in expenditure resulting from the new rule allows a consistent increase in expenditure per capita.

If the increase in the expenditure rate (calculated according to the new expenditure ceiling) leads to a deviation from the deficit target, the expenditure growth rate will be reduced accordingly, or government revenues will need to be increased. The Expenditure Law sets an expenditure ceiling that relies on actual figures as opposed to forecasts, thereby increasing the simplicity, transparency and credibility of the Government’s fiscal policy. Starting with the 2017 – 2018 budget, the expenditure ceiling will be calculated in nominal terms and will be calculated by indexing the ceiling to the average actual price (represented by the CPI) using data from the three preceding years.

On November 19, 2015 as part of its approval of the 2015 – 2016 budget and the economic plan, the Knesset approved legislation under the framework of the Budget Foundations Law, which specifies a medium-term budget framework. This bill came into force January 1, 2016 and consists of the following:

•	The biannual mandatory publication of fiscal frameworks and governmental obligations for the three following years.
•	Required consolidation to meet multi-year expenditure limits, starting with the budget for fiscal year 2017, which limits the ability of the Government to make new financial commitments without first presenting a budgetary source. The Government will not be able to take on new commitments or reduce taxes if it exceeds the multiyear expenditure rule or the deficit ceilings, respectively.

Absent approval by the Knesset, government ministries may not spend in excess of their respective budgets. However, budgeted amounts not spent by the Government in a given year may, upon notice to the Finance Committee of the Knesset and with the approval of the Minister of Finance, be carried over to the following year. The deficit target established pursuant to the Deficit Reduction Law refers to the budget as proposed by the Government, rather than actual expenditures and revenues. Therefore, no adjustment to government expenditures is required by law if the actual deficit misses the deficit target due to either government revenues or actual GDP that were different than had been anticipated. The Government finances its deficits mainly through a combination of local currency and foreign currency debt, and some proceeds from privatization.

For each year from 2012 through 20164, the total budget deficit, excluding net allocation of credit, as a percentage of GDP was 3.9%, 3.1%, 2.7%, 2.1%, and 2.1% respectively. In 2012, the deficit was 4.2%, approximately 2.2% above the target. The deviation from the deficit target in 2012 was mainly due to lower than expected revenues as well as a small increase in overall expenditure above the budget forecast (approximately 1% above forecast). In 2013, the deficit was 3.2%, approximately 1.1% lower than the target, with the deviation from the deficit target being attributable to two factors: higher than expected revenues (approximately 0.5% above forecast) and lower than planned expenditures (approximately 0.6% below forecast). In 2014, the deficit was 2.8%, approximately 0.2% lower than the target; the deviation is attributable mostly to a higher than expected growth rate in 2014, despite Operation Protective Edge in July and August 2014. In 2015, the deficit was 2.2%, approximately 0.7% lower than original forecasts; the deviation is largely attributable to higher than expected revenues (approximately NIS 3.6 billion) and the late approval of the fiscal years 2015 – 2016 budget, prompting mild underspending on planned expenditure. In 2016, the deficit was 2.15%, approximately 0.7% lower than target; the deviation is primarily attributable to higher than expected revenues (approximately NIS 9 billion).

[4]	The 2008 United Nations System of National Accounts, or SNA2008, is the method used for the measuring of GDP. The SNA method was adopted by the Central Bureau of Statistics in 2013. The 1993 version of the United Nations Systems of National Accounts, or SNA1993, was assumed in deficit targets until 2014. SNA2008 is assumed in all actual deficits noted herein. Inconsistencies may exist due to the differences between SNA2008 and SNA1993.

The following table sets forth the Government deficit and its financing. Domestic expenditures constitute all expenditures by the Government made in Israel. Domestic revenues constitute all taxes collected in Israel. The Government accounts for domestic expenditures and revenues as a method of measuring the influence of the Government on the domestic economy. Table 30 presents the gross budget figures, including revenue-dependent expenditures and contributions from the budget to National Insurance Institute.

Table No. 30

The Budget Deficit and Its Financing
(In Millions of NIS at Current Prices)

	Actual 2012	Actual 2013	Actual 2014	Actual 2015	Actual 2016
Surplus (Deficit) to be Financed	-33,965	-28,411	-25,458	-18,792	-21,817
Surplus (Deficit) Excluding Net Credit	-38,981	-33,421	-29,925	-24,920	-24,519
Adjustments needed to cash basis	1,594	1,341	192	635	396
Revenues Excluding Principle	247,181	269,556	283,583	300,288	321,940
Total tax revenue excl. VAT on Security imports	218,090	240,576	254,618	267,824	282,704
Income and Purchase tax	107,218	120,167	125,122	134,910	143,621
Customs and VAT excl. VAT on Defense imports	105,424	114,475	123,478	126,207	132,369
Fees	5,448	5,934	6,018	6,706	6,714
VAT on Defense imports	1,190	1,383	1,487	1,566	1,378
Interest and principal collections	1,704	1,475	1,272	1,073	868
Loans from the Social Security	13,950	14,150	14,500	16,400	23,189
Grants	8,872	8,328	8,524	8,856	10,607
Other Revenues	3,376	3,645	3,183	4,569	3,194
Expenditures excluding credit	287,756	304,641	313,700	325,844	346,855
Ministries excluding credit	240,107	256,382	264,092	276,544	298,026
Government administration	40,488	43,633	45,075	46,655	49,258
Social services	112,886	120,060	123,964	132,321	146,969
Economic services	20,375	26,010	23,836	23,709	25,685
Defense	62,418	64,562	68,156	70,240	72,952
Other	3,939	2,117	3,061	3,619	3,161
Interest and principal payments, National Insurance Institute(1)	47,650	48,259	49,608	49,300	48,829
Net Credit	5,016	5,010	4,467	6,129	2,702
Total Income	5,573	5,271	4,904	6,206	2,962
Total Expenditure	557	261	437	78	260
Total financing	36,131	36,134	19,884	22,534	24,400
Net Foreign Loans	-1,599	428	853	-5,362	2,883
Foreign Borrowings	11,468	12,262	11,659	4,477	11,614
Foreign Loan Repayments	13,067	11,834	10,806	9,838	8,731
Net Domestic Loans	37,730	34,480	17,498	24,812	19,691
Domestic Borrowings	113,314	107,205	95,167	70,681	87,824
Domestic Loan Repayments	75,585	72,725	77,669	45,869	68,132
Net capital income	809	1,226	1,533	3,083	1,826
Cash Balance of the Government (at the end of period)(2)(3)
Deposits in NIS	7,944	14,156	2,050	7,362	9,700
Deposits in foreign currency	7,292	7,520	15,886	13,124	12,484
Total	15,236	21,676	17,936	20,486	22,184

(1)	Interest payments and commissions are net of amounts attributable to indexation of NIS linked Government bonds and that portion of the interest payments on NIS loans attributable to inflation for the year of payment. These amounts are included in the capital expenditures portion of the budget as domestic loan repayments.
(2)	Cash balances do not include social security reserves.
(3)	2015 data: restated.

Sources:  Ministry of Finance and Bank of Israel.

Socioeconomic Policy

In the summer of 2011, a number of protests took place in Israel over issues relating to the cost of living of the middle class. These large-scale protests enjoyed widespread social backing and culminated in the largest demonstration in the country’s history, with over 400,000 participants. To address the protestors’ grievances, in August 2011, the Prime Minister appointed the Trajtenberg Committee to examine Israel’s socioeconomic issues and propose measures to improve living standards. The Trajtenberg Committee published its recommendations in September 2011. The Trajtenberg Committee’s recommendations were consistent with the Government’s goal of maintaining fiscally prudent policies, as spending increases are offset by additional revenue-raising measures. Since October 2011, many of the recommendations have been adopted by the Government, with the majority of the recommendations regarding tax policy and competitive markets introduced into law in December 2011.

In the Government’s economic plans for 2011, 2012, and 2013 – 2014, the two main objectives of socioeconomic policy consisted of increasing economic growth and reducing inequality. In the budget and economic plan for 2015 – 2016, as well as in the biennial economic plan for fiscal years 2017 – 2018, the Government continued to focus on these two objectives, with emphasis on the need to boost labor productivity and increase competition in key markets as a primary means to enhance growth. Additionally, there is emphasis on the need to address inequalities, especially those suffered by economically-disadvantaged groups. The main tools by which the Government aims to tackle these objectives are: (1) investing in real growth engines, primarily by enhancing public and private investment and improving productivity; (2) increasing competition and addressing the high cost of living, by opening markets to global trade and removing barriers; and (3) promoting equal opportunities for all populations, by minimizing social and financial gaps across different groups in the areas of education, health, labor and financial security. The public protests of 2011 matured into a deeper understanding by the Government that promoting inclusive growth is critical, not only for the sake of reducing inequalities and the cost of living, but also for enhancing Israel’s longer term growth potential. This growth potential lies in increasing the economic integration of weaker populations in Israel.

Taxation and Tax Revenues

In 2016, the total tax burden (including government taxes, social security contributions, local authorities’ taxes and VAT on defense imports) was 31.1% of GDP, compared to 31.0% in 2015, 30.9% in 2014, 30.6% in 2013 and 29.9% in 2012

Israel maintains a progressive personal income tax system with, as of December 31, 2016, a top rate of 50%, supplemented (up to a ceiling) by a 19.5% health and social security tax (including employer contribution) and a 25% corporate tax rate. Indirect taxes consist primarily of a 17% VAT rate. In addition, there are high sales taxes on cars, alcohol, fuel, and cigarettes.

As part of the Government’s policy to integrate Israel into the global economy, customs duties have been lowered. While imports from the EU and the United States are duty-free, customs duties are applied on selected imports from countries which have no trade agreements with Israel. Israel has signed free trade agreements with the United States, EU, EFTA, Canada, Turkey, Mexico and the MERCOSUR countries, which lowered customs duties on imports from such countries. In 1995, Israel and the United States ratified a double taxation treaty which remains effective. This treaty governs the income taxation of residents of the United States and Israel who conduct business or otherwise derive income in the other country, subject to the treaty’s jurisdiction. The treaty provides for, among other things, reduced rates of withholding tax on certain non-business income, such as dividends, interest and royalties that is sourced in Israel and derived by a resident of the United States. The treaty provides rules for the avoidance of double taxation through a foreign tax credit mechanism and allows for the resolution of disputes arising under the treaty through a mutual agreement procedure involving the governing taxing authorities.

Starting in January 2003, Israel began implementing several comprehensive multi-year reforms to the direct-tax system. The reforms provided for the gradual reduction of the corporate tax rate from 36% in 2003 to 24% in 2011, and the top personal income tax rate from 50% in 2003 to 45% in 2011. In 2012, this policy was temporarily reversed in order to increase revenues: the corporate tax rate was increased to 25% in 2012 and to 26.5% in 2014. Budget improvements allowed for a decrease in the corporate tax rate to 25% in 2016, with a further decrease to 24% in 2017 and a planned decrease to 23% in 2018. In 2012, the top personal income tax rate was increased to 48% and in 2013 an additional 2% surtax was introduced on high income (earned and non-earned income) that exceeds NIS 800,000 per year. In 2017, the top personal income tax rate was decreased to 47%, but the additional surtax on high income was increased to 3% on total income above NIS 640,000 per year.

Israel does not have local taxes on the income of individuals or corporations, nor does it have excess-profits or alternative minimum taxes. Real estate transactions are generally taxed on a real-profits basis, as well as by a turnover tax which varies according to the value of the transaction. Local authorities charge municipal tax on real property according to the size of the property, its location and use.

Table No. 31

General Government Taxes
(In Billions of NIS at Current Prices and in % of GDP)(1)

	Actual 2013	Actual 2014	Actual 2015	Actual 2016	Forecast 2017
Central Government	240.6	254.6	269.3	282.9	294.5
Social Security	53.4	56.1	59.5	62.6	65.0
Local Authorities and others	29.9	31.0	32.1	34.7	36.0
Total	323.9	341.7	360.9	380.2	395.5
Total (in % of GDP)	30.6	30.9	31.0	31.1	30.9

(1)	Including social security contributions, local authorities’ taxes and VAT on defense imports.
Source:	Ministry of Finance.

Local Authorities5

Local authorities in Israel include 76 municipalities, 125 local councils, 54 regional councils, and two industrial councils. The local authorities are obligated by law to provide a number of basic social services. Local authorities generally finance the provision of such services through local taxes (primarily property taxes) and through transfer payments from the Government. In addition, under certain circumstances, local authorities may finance a portion of their activities through borrowing, while less financially sound local authorities may receive supplementary grants from the Ministry of the Interior. As of December 31, 2016, the total outstanding debt of the local authorities was approximately NIS 13.4 billion. Transfer payments from the Government are allocated among all local authorities based on fixed criteria and for specific purposes, such as social services or education. The Government currently retains the power to approve changes in the levels of taxes imposed by local authorities. The aggregate deficit of all local authorities in 2016 was approximately NIS 4.2 billion. Government transfers to local authorities in 2016 totaled approximately NIS 22.8 billion.

Social Security System

National Insurance Law.   Under Israel’s National Insurance Law, the National Insurance Institute of Israel (NIOI), an independent institution, provides a wide range of social security benefits, including old age pension benefits, unemployment insurance, long-term disability payments, workers’ compensation benefits, maternity support benefits and child support payments. In 2016, total expenditures by NIOI were NIS 75 billion, as compared with NIS 72.6 billion in 2015 (these expenditures include payments made to NIOI from non-contributory benefits). NIOI funds its expenditures using the proceeds of social security taxes paid by employers and employees, in addition to fees paid by the self-employed, unemployed, students and retirees; transfer payments from the Government pursuant to the National Insurance Law; and interest income on deposits deriving from surpluses from previous years. NIOI also receives separate funds for non-contributory NIOI benefit payments, including payments to new immigrants and other payments not covered by social insurance programs. In 2016, the Government’s transfer payments to NIOI totaled NIS 28.2 billion and the Government’s share of NIOI’s provision for non-contributory payments totaled NIS

[5]	The amounts specified in this paragraph are based on preliminary estimates and are subject to adjustment.

9.6 billion. In 2015, the Government’s transfer payments to NIOI totaled NIS 22.4 billion, and the Government’s share of NIOI’s provision for non-contributory payments totaled NIS 8.9 billion. The estimated aggregate amount of Government transfer payments to NIOI in the 2017 budget is NIS 40.5 billion, compared to an actual total Government transfer of NIS 37.8 billion in 2016.

Healthcare.   Israel has an extremely advanced and efficient universal medical system, with four public health insurance organizations (also known as healthcare funds) and a ratio of one doctor for approximately every 300 people. Israel’s health system receives very high ratings in health outcomes, including life expectancy and healthy life expectancy, infant mortality, public satisfaction polls, and for the scope of its preventative medicine. In 2012, the OECD published a thorough review of the quality of the Israeli healthcare system, highlighting the system’s high performance with regard to the quality and accessibility of healthcare services, management of chronic diseases and cost containment, while pointing out weaknesses in measurements of the quality of hospital services. In several other recent reviews and relevant indicators, the Israeli healthcare system received very high scores, especially in regards to primary care and community-based healthcare services.

Public healthcare expenditures in 2015 were NIS 52.4 billion and included government administration, hospitals and research, public clinics and preventative medicine expenditures, among other expenditures. National expenditures on health increased in recent years, from 7.3% in 2010 to 7.5% in 2015, primarily due to the increase in private expenditures, which grew from 2.6% of the GDP in 2010 to 3% in 2015. In 2014, 2015 and as expected for 2016, public expenditures remained constant at approximately 4.6% of GDP. A healthcare tax, which varies based on gross salary and averages 4.2% of an individual’s gross salary, funds about 40% of the healthcare system, with the remainder funded by direct Government expenditure.

In 1995, the Government enacted legislation in order to enhance efficiency in the healthcare market. The law expanded the flexibility, authority and responsibility of the healthcare funds and provided them with incentives to make their services more efficient. The law also promoted the reduction of systematic redundancies and the introduction of bookkeeping arrangements among the healthcare funds. A significant share of the suppliers in the healthcare market is Government-owned, including half of the general hospital system.

In 2010, the Government improved the allocation of the healthcare budget between health insurance organizations, reducing the risk of adverse selection of patients and providing an incentive for health insurance organizations to develop more services in peripheral areas. In addition, dental care for children was added to the national healthcare services in order to enhance dental health and decrease the share of private health expenditures in total expenditures on health. In 2011, major employers and the Israeli Medical Association signed a collective agreement in which the Medical Association approved the introduction of an electronic attendance system, differential salaries and grants incentivizing physicians to work in peripheral areas as well as an increase in the number of experts working in hospitals during evening hours.

In 2012, the Government decided to transfer responsibility for mental health services to the healthcare funds, starting July 2015. The Government further decided to enhance and fund the development of additional psychiatric ambulatory facilities by the healthcare funds in order to ensure proper facilities for the transfer of responsibility in 2015.

In 2015, the Government enacted legislation to better regulate the relationship between the private and public healthcare systems. The Government established new regulations for the private healthcare insurance market, with the purpose of reducing costs while improving availability. Furthermore, the regulations prohibit physicians working in the public sector from referring patients from the public sector to their private clinics. The Government also allocated substantial additional funding to the public healthcare systems to improve quality and service. The Government is considering further steps to better regulate the private healthcare market.

In 2017, the Government enacted legislation to improve economic relations between insurers (healthcare maintenance organizations or “HMOs”) and hospitals. The purchasing of hospital services, which this legislation regulates, accounts for 30% of the public expenditure on healthcare. The legislation intends to create better incentives so that suitable services will be diverted from hospitals and developed and provided in community care, such as non-acute urgent medicine services. Furthermore, the legislation incentivizes hospitals and insurers to shorten waiting times for surgeries.

Pension Funds

Pension funds, together with life insurance policies and provident funds, are the principal instruments in Israel for the investment and accumulation of retirement savings and provision for retirement income. Most employees who participate in a pension fund do so pursuant to an agreement between the pension fund, the employer (or a representative organization for such employer) and the representative organization for such employee. These agreements require that the employer and the employee each make a contribution to the pension fund. At retirement age, or at the time of another insurable event, the employee, or the employee’s survivors, becomes entitled to receive pension payments.

There are generally two types of pension funds in Israel: an older defined benefits pension fund and a newer defined contribution pension fund. In March 1995, in response to large and rising actuarial deficits of Israel’s pension funds, the Government adopted a new pension policy, including a comprehensive recovery plan for existing pension funds. The primary elements of the recovery plan were: (i) then-existing pension funds would be closed to new entrants, but existing participants would continue to be covered under the existing plans, subject to certain limitations on the future accumulation of benefits; (ii) the Minister of Finance was empowered by the Government to draft recovery plans for pension funds that were in an actuarial deficit, according to the principles established by the Government; (iii) the Minister of Finance, at his discretion, was authorized to continue to issue special Government bonds to pension funds in actuarial deficit for an interim period; and (iv) new members enrolling in pension programs would join newer, actuarially balanced funds that would operate separately and independently from existing funds, while benefits payable by the new pension funds would be subject to automatic reductions, to the extent necessary, to eliminate any actuarial funding deficit of such new funds.

In May 2003, as part of a general economic recovery plan, the Knesset approved a recovery plan for the older pension funds to solve the problems of the active members and pensioners of the pension funds with actuarial deficits and to ensure continued payments to pensioners and those who will reach retirement age.

As of December 2016, Government obligations under the recovery plan stood at NIS 115.9 billion over the next 30 years. In 2016, the Government transferred NIS 3.75 billion from the State’s budget to the older pension funds that had actuarial deficits. The funds will make up the remainder of the deficit by adjusting members’ benefits. Measures taken to adjust members’ benefits include Government-mandated uniform regulations for all funds, a uniform method of calculating wages for the purpose of calculating pension benefits, increased employee and employer contribution rates, and an increase in the retirement age to limit the actuarial deficit and improve fund management. In addition, the Government ceased issuing certain types of designated government bonds, in which the older pension funds were heavily invested, and removed restrictions on both older and newer funds that required a high percentage of assets to be invested in earmarked government bonds.

As of December 31, 2016, long-term investments totaled NIS 1,440 billion, of which NIS 286 billion was invested in new pension funds, NIS 395 billion was invested in old pension funds, NIS 356 billion was invested in life insurance policies and NIS 403 billion was invested in provident funds.

PUBLIC DEBT

General

Public sector debt (“public debt”) in Israel consists of the consolidated local currency and foreign currency debt of the public sector. The public debt as of December 31, 2016 was NIS 760.9 billion, of which NIS 740.8 billion was central government debt. The definition of net public debt was revised in 2011 to exclude the holdings and debt issuances of the Bank of Israel. Therefore, both the foreign currency reserves, held and managed by the Bank of Israel, and the Bank of Israel’s short-term bills are no longer included in net public debt statistics.

Net public debt as of December 31, 2016 was NIS 716.3 billion (58.6% of GDP), comprising NIS 619.3 billion in local currency debt and NIS 97.0 billion in foreign currency debt. In 2015, the net public debt stood at NIS 701.0 billion (60.2% of GDP). The government deficit of 2.1% was the main factor that contributed to the increase in net public debt in 2016. In 2004, following four years of increases, the ratio of net public debt-to-GDP declined until 2009 when the ratio increased temporarily, then continued to decline, with 2016 having the lowest ratio in the past four decades.

Table No. 32

Government & Public Debt
(In Billions of NIS at End of Year Prices)

	2012	2013	2014	2015	2016
Central Government	666.8	696.3	715.8	726.7	740.8
(As percent of GDP)	(67.1)%	(65.7)%	(64.8)%	(62.4)%	(60.6)%
Other Public Agencies(1)	12.9	12.7	13.6	16.9	20.1
(As percent of GDP)	(1.3)%	(1.2)%	(1.2)%	(1.5)%	(1.6)%
Total	679.7	709.0	729.4	743.6	760.9
(As percent of GDP)	(68.4)%	(66.9)%	(66.0)%	(63.9)%	(62.2)%

(1)	Including the debt of the local authorities, except the local authorities’ debt to the central Government.
Source:	Bank of Israel; Ministry of Finance.

Table No. 33

Net Public Debt(1)
(In Billions of NIS at Current Prices)

	Year
	2012	2013	2014	2015	2016
Local Currency(2)	519.6	557.1	578.3	601.8	619.3
Foreign Currency(3)(4)	106.8	100.0	106.5	99.2	97.0
Total	626.4	657.0	684.8	701.0	716.3

(1)	Net public debt includes the debt of the local authorities, except the local authorities’ debt to the central Government.
(2)	In 2016, domestic net public debt increased in real terms (at end-of-year 2015 constant prices) by 3.13%, to NIS 620.58 billion.
(3)	External public debt equals the Government’s foreign currency liabilities.
(4)	Foreign currency debt, for this purpose, does not include nonresidents’ holdings of NIS-denominated Government bonds issued in the domestic market and includes residents’ holdings of foreign currency-denominated Government bonds issued in the global market.
Source:	Bank of Israel.

Table No. 34

Ratio of Net Public Debt to GDP
(Percent of Annual GDP at Current Prices)

	Year
	2012	2013	2014	2015	2016
Local Currency	52.3%	52.6%	52.3%	51.7%	50.6%
Foreign Currency(1)	10.8%	9.4%	9.6%	8.5%	7.9%
Total	63.1%	62.0%	62.0%	60.2%	58.5%

(1)	Foreign currency public debt equals the Government’s foreign-currency denominated liabilities.

Source: Bank of Israel; Central Bureau of Statistics.

Central Government Debt

Central government debt increased in 2016 by 1.9% to NIS 740.8 billion, compared to NIS 726.7 billion in 2015. The majority of the nominal increase in government debt was due to positive net funding. In contrast, 1.5% appreciation of the NIS against the USD and a slight decrease in the CPI contributed to lower government debt.

As indicated in Table 35 below, total central government debt comprises the outstanding amounts of tradable local currency debt, non-tradable local currency debt and foreign currency debt.

Table No. 35

Central Government Debt
(In Billions of NIS)

Segment	Description	2012	2013	2014	2015	2016
Tradable Local Currency Debt	Floating Rate	33.8	38.9	43.3	43.8	43.8
	Fixed Rate	207.7	213.4	209.6	219.5	219.4
	CPI Linked	170.1	180.7	176.7	175.7	180.7
	Total	411.6	433.1	429.6	439.0	443.9
Non-Tradable Local Currency Debt(1)	Pension	96.6	109.3	124.4	133.1	141.8
	Insurance	42.8	45.8	47.6	48.8	50.3
	Other	8.4	8.2	8.1	7.9	7.9
	Total	147.8	163.3	180.1	189.9	199.9
Foreign Currency Debt	Israel Bonds	24.5	19.3	18.6	17.6	18.1
	Sovereign bonds	33.4	36.5	43.3	38.3	39.9
	Other (including loan facilities)	6.1	5.3	3.9	3.3	2.8
	Bonds guaranteed by the USA	43.4	38.8	40.3	38.6	36.1
	Total	107.4	99.9	106.1	97.8	96.9
Total Government Debt		666.8	696.3	715.8	726.7	740.8

(1)	All non-tradable local currency debt is CPI-linked.
Source:	Ministry of Finance.

Debt-to-GDP Ratio

The debt-to-GDP ratio is a key indicator in determining the credit rating and financial stability of the State. In 2016, the public debt-to-GDP ratio continued its downward trajectory, ending the year at 62.2%, a 1.7% decrease from 2015.

Table No. 36

Debt-to-GDP Ratio
(In Percentages)

	2012	2013	2014	2015	2016
Total gross government debt as percent of GDP	67.1%	65.7%	64.8%	62.4%	60.6%
Total gross public debt as percent of GDP	68.4%	66.9%	66.0%	63.9%	62.2%

Source:	Bank of Israel; Ministry of Finance; Central Bureau of Statistics.

Maturity of Debt

The average time to maturity (ATM) of central government debt was 7.5 years at the end of 2016, compared to 7.3 years at the end of 2015.

Table No. 37

Maturity of Debt — Average Time to Maturity
(In Years)

	2012	2013	2014	2015	2016
Domestic Debt	6.7	7.0	7.4	7.3	7.5
Foreign Debt	6.2	7.2	7.1	6.9	7.2
Total Debt	6.6	7.1	7.4	7.3	7.5

Source:	Ministry of Finance.

Domestic Government Debt

Domestic government debt comprises tradable and non-tradable debt. As of December 31, 2016, domestic government debt stood at NIS 643.8 billion, out of which NIS 443.9 billion was tradable debt, compared to NIS 199.9 billion in non-tradable debt. This reflects a 2.4% increase in total domestic government debt compared to 2015.

External Government Debt

As of December 31, 2016, the Government’s external debt stood at NIS 96.9 billion (approximately $25.3 billion).

Table No. 38

Composition of External Government Debt
(In Billions of USD)

	2012	2013	2014	2015	2016
U.S. Loan Guarantees	11.6	11.2	10.4	9.9	9.3
Sovereign Issuances	8.9	10.5	11.1	9.8	10.4
Israel Bonds Organization	6.6	5.6	4.8	4.5	4.8
Other	1.6	1.5	1.0	0.8	0.8
Total External Debt	28.7	28.8	27.3	25.0	25.3

Source:	Ministry of Finance.

Domestic Public Debt

Domestic net public debt is defined in the consolidated balance sheet of the Government and the Bank of Israel as: gross domestic government debt plus the debt of local authorities, less the liabilities of private sector debtors to the public sector and government deposits in the Bank of Israel. The net public debt includes debt of local authorities, but excludes their debt to the Government. As of December 31, 2016, the domestic net public debt was NIS 619.3 billion, as compared with NIS 601.8 billion as of December 31, 2015. The domestic public debt is comprised of transferable and non-transferable debt, which is raised through the issuance of shekel-denominated bonds. Non-transferable debt is issued to institutional investors in Israel under set terms based on long-standing arrangements. In recent years, the size and share of non-transferable debt as a portion of the total domestic debt has increased to approximately 30%, mainly due to the increase of pension fund-designated bond issuances (see “Public Finance — Pension Funds,” above).

In recent years, the Ministry of Finance has taken some major steps to increase the transferability and liquidity of its bonds. Between 1995 and 2016, the CPI-linked component in the overall domestic transferable debt decreased from 81% to 41%, and the USD-linked component decreased from 10.1% to 0%. Correspondingly, the Ministry of Finance reduced the number of bond series it issues and increased the average size per issue. As a result, the number of traded bond series fell sharply, from 215 in 1995 to only 30 at the end of 2016 and the average series size increased, from NIS 0.7 billion to NIS 14.0 billion over the same period.

Table No. 39

Annual Local Currency Government Debt Issuances
(Gross Proceeds in Billions of NIS)

	2012	2013	2014	2015	2016
Total Issuances
Tradable	97	82	64	47	64
Non-Tradable	16	25	31	24	24
Total	113	107	95	71	88

Source:	Ministry of Finance.

External Public Debt

Unless otherwise specified, and only for the purpose of the statistical data presented herein, Israel’s gross external debt is defined, in line with the IMF’s definition, as all external liabilities to nonresidents required to be paid in both local and foreign currency by the public sector, the private sector and the banking system (not including mortgage banks, investment finance banks and financial institutions). For the purpose of this definition, the public sector includes the Government, the Bank of Israel and the national institutions. The data presented does not include currency swap transactions.

The net external debt is defined as the public and private sectors’ external debt, less foreign (debt instrument) assets of both sectors.

Table No. 40

Net External Debt
(In Billions of USD)

	2012	2013	2014	2015	2016
Net External Debt	-70.3	-84.1	-103.1	-122.2	-133.7
As percent of GDP	-26.4%	-27.6%	-36.3%	-40.8%	-42.0%

Source:  Bank of Israel; Central Bureau of Statistics.

The Government is the principal borrower of external public debt. In 2016, the public sector’s share of gross external debt amounted to 31.9%, compared to 32.4% in 2015, 32.0% in 2014, 29.6% in 2013 and 31.5% in 2012. The share of the public sector gross external debt as a percentage of the total government debt is 14.6% in 2016, compared to 14.9% in 2015, 16.4% in 2014, 14.8% in 2013 and 17.7% in 2012 (in each case, at year-end).

Total public sector external debt in 2016 amounted to $28.0 billion, compared to $27.8 billion in 2015, $30.1 billion in 2014, $29.6 billion in 2013 and $31.6 billion in 2012. The total public sector external assets in 2016 amounted to $101.4 billion, compared to $93.3 billion in 2015, $88.8 billion in 2014, $83.4 billion in 2013 and $76.3 billion in 2012.

The net external debt of the public sector is defined as the public sector’s external debt less foreign assets of the public sector.

Table No. 41

Public Sector External Debt
(In Billions of USD)

	2012	2013	2014	2015	2016
External Public Debt	31.6	29.6	30.1	27.8	28.0
Public Sector External Assets	76.3	83.4	88.8	93.3	101.4
Net External Public Debt (as percent of GDP)	-44.7 (-16.8%)	-53.8 (-17.6%)	-58.7 (-20.7%)	-65.5 (-22.0%)	-73.4 (-23.1%)

Source:  Bank of Israel; Central Bureau of Statistics.

Government External Debt

As of December 31, 2016, approximately 84% of Israel’s governmental external debt was denominated in USD, 14% in Euro and 2% in other currencies. Over the last decade, Israel has made a major shift away from its classic external borrowing vehicle, the State of Israel Bonds Organization (“Israel Bonds”), in favor of public Sovereign issuances.

Nonetheless, Israel Bonds remains a reliable and important source of financing for the State, particularly under adverse circumstances, due to the special characteristics of the investors, individuals and institutions, including the worldwide Jewish community that has an interest in Israel. Israel Bonds raises capital through the following three organizations: Development Corporation for Israel (DCI), Development Company for Israel (International) Limited and Canada-Israel Securities, Limited (CISL). Bonds and notes issued through Israel Bonds are not transferable (except pursuant to certain exceptions). The State expects to continue issuing bonds through Israel Bonds in the future. As of December 31, 2016, the outstanding balance of bonds and notes issued through Israel Bonds was $4.8 billion, representing approximately 19% of Israel’s governmental external debt. In 2016, the total funds raised through Israel Bonds amounted to $1.30 billion, an 8% increase from the $1.20 billion raised in 2015.

Table No. 42

Total Funds Raised by Israel Bonds
(In Billions of USD)

	2012	2013	2014	2015	2016
Funds raised	1.22	1.39	1.35	1.20	1.30

Source:  Ministry of Finance.

Israel maintains a close economic, diplomatic, and military relationship with the United States. Israel receives economic and military assistance from the United States in amounts that have averaged approximately $3 billion per year since 1987.

In 1992, the United States approved up to $10 billion in loan guarantees during U.S. fiscal years 1993 through 1998 to help Israel absorb the influx of immigrants over this period. Israel completed its financings under this program in January 1998. In April 2003, the United States approved up to $9 billion in additional loan guarantees for Israel to be issued during U.S. government fiscal years 2003 through 2005, with an option to extend the program an additional year. In the years 2005, 2006, 2012 and 2015, the United States approved Israel’s request to extend the $9 billion program which, as of the last extension, is currently set to expire on September 30, 2019 with all unused guarantee amounts available for use until September 30, 2020. Between September 2003 and November 2004, Israel issued guaranteed notes totaling $4.1 billion face value. Israel has not issued any notes under the $9 billion loan guarantee program since November 2004, and $3.8 billion in U.S. loan guarantees (subject to the reductions described below) remains available. The $9 billion loan guarantee program aims to support Israel’s comprehensive economic program and to create conditions for high and sustainable growth. The amount of guarantees that may be issued to Israel under the loan guarantee program may be reduced by an amount equal to the amount extended or estimated to have been extended by Israel for activities that the President of the United States determines as inconsistent with the objectives and understandings reached between the United States and Israel regarding the implementation of the loan guarantee program. Under the program, the United States issues guarantees with respect to all payments of principal and interest on certain bonds issued by Israel. The proceeds of the guaranteed loans may be used to refinance existing debt. The Government has made certain commitments with respect to its comprehensive economic plan in connection with the loan guarantee program.

During 2016, the Government borrowed a total of approximately $3.0 billion in foreign currency debt, through global bond offerings and Israel Bonds. Between January and May 31, 2017, the Government raised $675.5 million in bond sales through Israel Bonds. In January 2017, the Government raised €2.25 billion through a Euro Bond offering.

Derivatives and Hedging Transactions

Israel has never utilized and currently does not anticipate utilizing derivative instruments for speculative purposes. As of December 31, 2016, the total debt denominated in foreign currency amounted to NIS 96.9 billion, which comprised 13.1% of total government debt. In addition, the mix of foreign currency debt is characterized by the dominance of USD-denominated debt. As of December 31, 2016, 84% of foreign currency debt was USD-denominated, 14% was denominated in Euro and the remainder was in other currencies. Israel carries out hedging transactions, short-term USD-NIS forward transactions, short-term EUR-NIS forward transactions and long-term swap transactions. USD-NIS swap transactions enable the reduction of exposure to foreign currency risk, and EUR-USD transactions enable diversification of such exposure. As of December 31, 2016, the composition of Israel’s hedged debt portfolio was as follows: 76% USD, 15% Euro, 7% NIS and 2% in other currencies.

Table No. 43

Foreign and Local Currency Government Debt
(In Billions of NIS Except for Percentages)

	As of December 31, 2015		As of December 31, 2016
	Amount	Percentage	Amount	Percentage
Foreign Currency Debt	97.8	14%	96.9	13%
Tradable Local Currency Debt	439.0	60%	443.9	60%
Non-Tradable Local Currency Debt	189.9	26%	199.9	27%
Total	726.7	100%	740.8	100%

Source:	Ministry of Finance.

Hedging transactions enable the reduction of market risk (currency risk) but expose Israel to credit risk, particularly counterparty risk. Credit risk is managed within the framework of shelf agreements by the International Swap and Derivative Association (ISDA). ISDA regulates the legal processes for the transfer of guarantees. In accordance with ISDA’s Credit Support Annex, a margin call is carried out according to the fair value of the transaction (mark-to-market) and the threshold is set forth in the agreement.

As of December 31, 2016, Israel’s stock of swap transactions amounted to $1.7 billion, of which EUR-USD transactions amounted to $0.1 billion. USD-NIS transactions amounted to $1.55 billion, and USD-CPI linked NIS transactions amounted to $50 million. As of December 31, 2016, the mark-to-market value of all transactions stood at $37 million.

Change in Credit Rating

During 2016, Fitch Ratings upgraded Israel’s foreign currency credit rating. There was no change in Israel’s foreign currency credit rating from S&P and Moody’s Investor Services.

Table No. 44

Outstanding Public Sector External Debt
(End-year Balances in Millions of USD)

	2012	2013	2014	2015	2016
Public sector external debt(1)
Foreign governments and international institutions	2,415	2,313	2,035	1,803	1,667
Negotiable bonds guaranteed by the U.S. government	11,721	11,314	10,681	10,181	9,959
Negotiable bonds – unguaranteed	10,476	9,691	12,414	11,198	11,643
State of Israel bonds	6,804	6,118	4,830	4,512	4,635
Other	198	202	163	134	121
Total	31,614	29,638	30,123	27,828	28,024
Total public sector external assets	76,323	83,434	88,844	93,251	101,415
Net public sector external debt	-44,709	-53,796	-58,721	-65,422	-73,390

(1)	Includes accrued interest.
Source:	Ministry of Finance and Bank of Israel calculations.

Table No. 45

Forward Amortization of External Debt — Principal Payments
(In Millions of USD)(1)

	2017	2018	2019	2020	2021	2022 onwards
Public sector	1,930	1,678	2,060	1,769	1,258	14,784
Foreign governments and international institutions	82	71	49	33	29	1,392
Negotiable bonds guaranteed by the U.S. government	210	201	192	185	158	4,580
Negotiable bonds – unguaranteed	672	447	1,152	1,188	447	7,733
State of Israel bonds	957	950	658	354	614	1,002
Other	9	9	9	9	9	74
Private sector	3,230	5,080	5,980	5,825	3,554	4,002
Financial loans	1,929	2,572	3,215	3,215	1,929	0
Bonds	75	873	721	566	398	4,002
Equity-holders’ loans	1,226	1,635	2,044	2,044	1,226	0
Total direct credit external liabilities (Debt Instruments)	5,161	6,758	8,040	7,594	4,811	18,786

(1)	Based on the debt balance as of the end of the period preceding the forecasted payments.

Excludes trade credit and banking system data. The data do not include accrued interest.

Source:	Ministry of Finance and Bank of Israel calculations.

Table No. 46

Forward Amortization of External Debt — Interest Payments
(In Millions of USD)(1)

	2017	2018	2019	2020	2021	2022 onwards
Public sector	1,220	1,233	1,157	1,138	1,124	4,757
Foreign governments and international institutions	9	7	5	4	3	12
Negotiable bonds guaranteed by the U.S. government	907	917	925	933	938	3,528
Negotiable bonds – unguaranteed	199	199	181	163	129	1,116
State of Israel bonds	100	106	42	35	50	88
Other	5	5	4	4	3	13
Private sector	713	657	516	379	256	1,801
Financial loans	266	226	173	106	40	0
Bonds	340	339	273	229	200	1,801
Equity-holders’ loans	108	92	70	43	16	0
Total direct credit external liabilities (Debt Instruments)	1,933	1,890	1,673	1,517	1,380	6,557

(1)	Based on the debt balance as of the end of the period preceding the forecasted payments.

Excludes trade credit and banking system data.

Source:	Ministry of Finance and Bank of Israel calculations.

Table No. 47

Foreign Currency Debt of the Government of Israel
(Debt Outstanding as of December 31, 2016)

MM $	USD	CAD	EURO	GBP	Total
State of Israel bonds	4,408	358	4	8	4,778
Loans from foreign Governments	361	—	394	—	755
Tradable bonds guaranteed by the U.S. Governments	9,340	—	—	—	9,340
Sovereign bonds – unguaranteed	7,011	—	3,254	125	10,390
Total	21,120	358	3,652	133	25,263

Source:	Ministry of Finance.

State Guarantees

In certain cases, the Government may issue financial guarantees to secure third-party obligations if it determines that the issuance of such guarantees is in the best interest of the State. These guarantees generally require the payment of a fee. Each guarantee or guarantee program must be specifically approved in advance by the Finance Committee of the Knesset, and the aggregate amount of all obligations issued under such guarantees may not exceed 10% of the Government’s annual budget for the same year. Government guarantees fall into three groupings:

(i) guarantees to support economic activities, including encouragement of capital investment and lending to small and medium sized enterprises;

(ii) special guarantees to support government-controlled entities, including entities in the infrastructure sectors such as IEC, or to support other enterprises or activities on a case-by-case basis; and

(iii) guarantees to support foreign trade, including export guarantees against foreign, political, and commercial risks made through ASHR’A — The Israel Foreign Trade Risks Insurance Corporation Ltd., a government-controlled company, or through two private export insurance companies.

The guarantees, as well as fees and other receipts associated with them, are included in the national accounts. As of December 31, 2016, approximately $2.96 billion in State guarantees remained outstanding. The following table sets forth the State guarantees granted to secure third-parties’ indebtedness by category.

Table No. 48

State Guarantees
(In Millions of NIS)

Category	As of December 31, 2015		As of December 31, 2016
	Grouping(1)	Exposure	Effective Limit of the Program	Exposure
International Trade	(iii)	7,374	14,419	8,955
Israel Electric Corporation Ltd.	(ii)	1,609	1,493	1,493
Pension	(i)	5	0	0
Small- and Medium-Sized Business Funds	(i)	475	1,019	880
Other		0	550	89
Total	—	9,463	17,481	11,417

(1)	Refers to groupings (i), (ii) and (iii) described in the first paragraph under “State Guarantees” above.
Source:	Financial Report of the Ministry of Finance.

DEBT RECORD

Israel has never defaulted on the payment of principal or interest on any of its internal or external debt obligations.

Loans from the Government of the Federal Republic of Germany

Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount as of December 31, 2016 (In Millions)(1)
2.0	Nov. – Dec. 1989	Dec. 2019	EUR	10.6
2.0	Jan. 1991	Dec. 2020	EUR	14.3
2.0	Dec. 1991	Dec. 2021	EUR	17.9
2.0	Dec. 1992	Dec. 2022	EUR	21.5
2.0	Dec. 1993	Dec. 2023	EUR	32.2
2.0	Dec. 1994	Dec. 2024	EUR	20.5
2.0	Jun. 1995	Jun. 2025	EUR	30.4
2.0	Dec. 1996	Dec. 2026	EUR	23
2.0	Jan. 1998	Dec. 2027	EUR	14.1
2.0	Sep. 2000	Dec. 2030	EUR	3.1
2.0	Dec. 2001	Dec. 2030	EUR	7.1
2.0	Dec. 2003	Dec. 2030	EUR	0.8
2.0	Dec. 2004	Dec. 2030	EUR	1.4
2.0	Aug. 2005	Dec. 2030	EUR	1.4
2.0	Dec. 2006	Dec. 2030	EUR	2.4
2.0	Dec. 2007	Dec. 2030	EUR	1.3

(1)	Data excludes accrued interest on debt outstanding.
Source:	Ministry of Finance.

Loans from Israeli and Non-Israeli Banks

Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount as of December 31, 2016 (In Millions)(1)
4.157	Dec. 2009	Dec. 2029	EUR	114.6
3.571	Jan. 2012	Jan. 2032	EUR	57.1

(1)	Data excludes accrued interest on debt outstanding.
Source:	Ministry of Finance.

International Capital Markets Issues

Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount as of December 31, 2016 (In Millions)(1)(2)
7.25	Dec. 1998	Dec. 2028	USD	250
6.875	Oct. 1999	Oct. 2034	GBP	100
5.125	Mar. 2009	Mar. 2019	USD	1,500
4.625	Mar. 2010	Mar. 2020	EUR	1,500
4.00	Jan. 2012	Jan. 2022	USD	1,500
3.15	Jan. 2013	Jun. 2023	USD	1,000
4.5	Jan. 2013	Jan. 2043	USD	1,000
2.875	Jan. 2014	Jan. 2024	EUR	1,500
4.5	Mar. 2016	Jan. 2043	USD	500
2.875	Mar. 2016	Mar. 2026	USD	1,000
4.5	Oct. 2016	Jan. 2043	USD	200

(1)	Data excludes accrued interest on debt outstanding.
(2)	In January 2017, the Government raised €2.25 billion through an EMTN offering, consisting of an aggregate of €1.5 billion of 1.5% bonds due January 2027 and €750 million of 2.375% bonds due January 2037.
Source:	Ministry of Finance.

STATE OF ISRAEL BONDS
ISSUED THROUGH THE DEVELOPMENT CORPORATION FOR ISRAEL
18K REPORT FOR BONDS AS OF 12/31/2016

ISSUE	INTEREST RATE %		ISSUE DATE	MATURITY	CURRENCY	TOTAL OUTSTANDING (in millions)
DEVELOPMENT ISSUES
DEV-7TH AMENDED	4.00		JAN 2002 – FEB 2006	JAN 2017 – FEB 2021	USD	33.76
DEV-7TH AMENDED	4.00		JAN 2002 – FEB 2006	JAN 2017 – FEB 2021	USD	27.86
DEV INT’L-7TH AMENDED	4.00		JAN 2002 – FEB 2006	JAN 2017 – FEB 2021	USD	12.39
INSTITUTIONAL ISSUES
LFRI INSTITUTIONAL PP 3RD ISSUE 5 YEARS	LIBORUSD06 – 0.60 – 1.35	C	FEB 2012 – SEP 2012	FEB 2017 – SEP 2017	USD	9.00
LFRI INSTITUTIONAL PP 4TH ISSUE 5 YEARS	LIBORUSD06 – 1.00 – 1.20	C	FEB 2013 – MAY 2013	FEB 2018 – MAY 2018	USD	26.50
LFRI INSTITUTIONAL PP 5TH ISSUE 3 YEARS	LIBORUSD06 – 0.85 – 1.00	C	JAN 2014 – JUL 2014	JAN 2017 – JUL 2017	USD	37.40
LFRI INSTITUTIONAL PP 5TH ISSUE 5 YEARS	LIBORUSD06 – 1.20	C	JUN 2013 –	JUN 2018 –	USD	20.00
LFRI INSTITUTIONAL PP 6TH ISSUE 3 YEARS	LIBORUSD06 – 0.60 – 0.75	C	AUG 2014 – JUN 2015	AUG 2017 – JUN 2018	USD	21.00
LFRI INSTITUTIONAL PP 6TH ISSUE 5 YEARS	LIBORUSD06 – 1.00	C	JAN 2015 – JUN 2015	JAN 2020 – JUN 2020	USD	62.50
LFRI INSTITUTIONAL PP 7TH ISSUE 3 YEARS	LIBORUSD06 – 0.70 – 0.80	C	FEB 2016 – OCT 2016	FEB 2019 – OCT 2019	USD	19.80
LFRI INSTITUTIONAL PP 7TH ISSUE 5 YEARS	LIBORUSD06 – 1.10	C	APR 2016 – MAY 2016	APR 2021 – MAY 2021	USD	8.60
LFRI INSTITUTIONAL PP 8TH ISSUE 3 YEARS	LIBORUSD06 – 0.80	C	NOV 2016 –	NOV 2019 –	USD	0.70
INSTITUTIONAL JUBILEE PP 3RD ISSUE 5 YEA	2.47 – 2.76		JAN 2012 – OCT 2012	JAN 2017 – OCT 2017	USD	17.60
INSTITUTIONAL JUBILEE PP 4TH ISSUE 5 YEA	2.43 – 2.74		JAN 2013 – MAY 2013	JAN 2018 – MAY 2018	USD	40.20
INSTITUTIONAL JUBILEE PP 5TH ISSUE 3 YEA	1.88 – 2.10		JAN 2014 – JUL 2014	JAN 2017 – JUL 2017	USD	107.60
INSTITUTIONAL JUBILEE PP 5TH ISSUE 5 YEA	2.76 – 3.21		JUN 2013 – JUL 2014	JUN 2018 – JUL 2019	USD	55.50
INSTITUTIONAL JUBILEE PP 6TH ISSUE 3 YEA	1.70 – 2.05		NOV 2014 – SEP 2015	NOV 2017 – SEP 2018	USD	63.00
INSTITUTIONAL JUBILEE PP 6TH ISSUE 5 YEA	2.65 – 3.01		AUG 2014 – JUN 2015	AUG 2019 – JUN 2020	USD	120.40
INSTITUTIONAL JUBILEE PP 7TH ISSUE 3 YEA	2.04 – 2.37		DEC 2015 – JUN 2016	DEC 2018 – JUN 2019	USD	102.60
INSTITUTIONAL JUBILEE PP 7TH ISSUE 5 YEA	2.57 – 3.06		OCT 2015 – JUL 2016	OCT 2020 – JUL 2021	USD	106.50
INSTITUTIONAL REINVESTMENT BONDS
REINVESTMENT SAVINGS BOND 1ST INTERN’L D	1.50		AUG 2014 –	AUG 2017 –	USD	0.01
REINVESTMENT SAVINGS BOND 3RD INTERN’L D	1.70 – 1.95		FEB 2016 – SEP 2016	FEB 2019 – SEP 2019	USD	0.05
REINVESTMENT SAVINGS BOND 4TH INTERN’L D	2.05 – 2.33		NOV 2016 – DEC 2016	NOV 2019 – DEC 2019	USD	0.26
JUBILEE
JUBILEE-4TH ISSUE 10 YEARS	4.75		JAN 2007 –	JAN 2017 –	USD	0.31
JUBILEE-5TH ISSUE 10 YEARS	4.79 – 5.50		JAN 2007 – JUL 2007	JAN 2017 – JUL 2017	USD	11.47
JUBILEE 7TH ISSUE 5 Y CASH	2.12 – 2.55		JAN 2012 – JUN 2013	JAN 2017 – JUN 2018	USD	184.88
JUBILEE 7TH ISSUE 10 Y CASH	3.14 – 4.50		JAN 2011 – JUN 2013	JAN 2021 – JUN 2023	USD	341.07
JUBILEE 8TH ISSUE 3 Y CASH	1.40 – 1.85		JAN 2014 – JUL 2014	JAN 2017 – JUL 2017	USD	59.36
JUBILEE 8TH ISSUE 5 Y CASH	2.40 – 3.00		JUN 2013 – JUL 2014	JUN 2018 – JUL 2019	USD	155.87
JUBILEE 8TH ISSUE 10 Y CASH	3.80 – 4.51		JUN 2013 – JUL 2014	JUN 2023 – JUL 2024	USD	258.86
JUBILEE 9TH ISSUE 2 Y CASH	0.97 – 1.38		JAN 2015 – SEP 2015	JAN 2017 – SEP 2017	USD	136.45
JUBILEE 9TH ISSUE 3 Y CASH	1.45 – 1.94		JUL 2014 – SEP 2015	JUL 2017 – SEP 2018	USD	157.37
JUBILEE 9TH ISSUE 5 Y CASH	2.29 – 2.85		JUL 2014 – SEP 2015	JUL 2019 – SEP 2020	USD	168.00
JUBILEE 9TH ISSUE 10 Y CASH	3.12 – 3.93		JUL 2014 – SEP 2015	JUL 2024 – SEP 2025	USD	156.09
JUBILEE 10TH ISSUE 2 Y CASH	1.34 – 1.80		SEP 2015 – DEC 2016	SEP 2017 – DEC 2018	USD	311.66
JUBILEE 10TH ISSUE 3 Y CASH	1.65 – 2.22		SEP 2015 – DEC 2016	SEP 2018 – DEC 2019	USD	161.01
JUBILEE 10TH ISSUE 5 Y CASH	2.25 – 2.90		SEP 2015 – DEC 2016	SEP 2020 – DEC 2021	USD	142.85
JUBILEE 10TH ISSUE 10 Y CASH	3.10 – 3.91		SEP 2015 – DEC 2016	SEP 2025 – DEC 2026	USD	116.78
JUBILEE 1ST INTERNATIONAL ISSUE 5 YEARS	2.55 – 2.69		OCT 2013 – DEC 2013	OCT 2018 – DEC 2018	USD	0.23
JUBILEE 1ST INTERNATIONAL ISSUE 10 YEARS	3.75 – 4.51		JUN 2013 – NOV 2013	JUN 2023 – NOV 2023	USD	0.70
JUBILEE 2ND INTERNATIONAL ISSUE 3 YEARS	1.60 – 1.80		MAR 2014 – OCT 2014	MAR 2017 – OCT 2017	USD	0.71
JUBILEE 2ND INTERNATIONAL ISSUE 5 YEARS	2.67 – 2.92		APR 2014 – OCT 2014	APR 2019 – OCT 2019	USD	1.05
JUBILEE 2ND INTERNATIONAL ISSUE 10 YEARS	3.81 – 4.50		JAN 2014 – OCT 2014	JAN 2024 – OCT 2024	USD	1.60
JUBILEE 3RD INTERNATIONAL ISSUE 2 YEAR	1.21 – 1.43		JAN 2015 – OCT 2015	JAN 2017 – OCT 2017	USD	0.91
JUBILEE 3RD INTERNATIONAL ISSUE 3 YEAR	1.55 – 1.94		DEC 2014 – OCT 2015	DEC 2017 – OCT 2018	USD	1.19
JUBILEE 3RD INTERNATIONAL ISSUE 5 YEAR	2.52 – 2.85		OCT 2014 – OCT 2015	OCT 2019 – OCT 2020	USD	3.91
JUBILEE 3RD INTERNATIONAL ISSUE 10 YEAR	3.31 – 3.93		NOV 2014 – OCT 2015	NOV 2024 – OCT 2025	USD	18.40

ISSUE	INTEREST RATE %		ISSUE DATE	MATURITY	CURRENCY	TOTAL OUTSTANDING (in millions)
JUBILEE 4TH INTERNATIONAL ISSUE 2 YEAR	1.40 – 1.75		NOV 2015 – SEP 2016	NOV 2017 – SEP 2018	USD	1.04
JUBILEE 4TH INTERNATIONAL ISSUE 3 YEAR	1.72 – 2.11		DEC 2015 – AUG 2016	DEC 2018 – AUG 2019	USD	1.28
JUBILEE 4TH INTERNATIONAL ISSUE 5 YEAR	2.25 – 2.86		DEC 2015 – OCT 2016	DEC 2020 – OCT 2021	USD	2.86
JUBILEE 4TH INTERNATIONAL ISSUE 10 YEAR	3.10 – 3.91		OCT 2015 – OCT 2016	OCT 2025 – OCT 2026	USD	12.76
JUBILEE 5TH INTERNATIONAL ISSUE 2 YEAR	1.51 – 1.61		OCT 2016 – NOV 2016	OCT 2018 – NOV 2018	USD	0.13
JUBILEE 5TH INTERNATIONAL ISSUE 3 YEARS	1.85		NOV 2016 –	NOV 2019 –	USD	0.05
JUBILEE 5TH INTERNATIONAL ISSUE 5 YEARS	2.45		NOV 2016 –	NOV 2021 –	USD	0.65
JUBILEE 5TH INTERNATIONAL ISSUE 10 YEARS	3.12 – 3.76		OCT 2016 – DEC 2016	OCT 2026 – DEC 2026	USD	1.44
JUBILEE-6TH ISSUE 10 Y CASH	2.85 – 3.80		AUG 2010 – DEC 2010	AUG 2020 – DEC 2020	USD	28.11
MACCABEE BONDS-7TH ISSUE 5 YEAR	1.83 – 2.30		JAN 2012 – JUN 2013	JAN 2017 – JUN 2018	USD	35.63
MACCABEE BONDS-7TH ISSUE 10 YEAR	3.20 – 3.51		AUG 2012 – JUN 2013	AUG 2022 – JUN 2023	USD	10.53
MACCABEE BONDS-8TH ISSUE 3 YEAR	1.25 – 1.63		JAN 2014 – JUL 2014	JAN 2017 – JUL 2017	USD	4.90
MACCABEE BONDS-8TH ISSUE 5 YEAR	2.15 – 2.79		JUN 2013 – JUL 2014	JUN 2018 – JUL 2019	USD	24.40
MACCABEE BONDS-8TH ISSUE 10 YEAR	3.67 – 4.30		JUN 2013 – JUL 2014	JUN 2023 – JUL 2024	USD	23.52
MACCABEE BONDS-9TH ISSUE 2 YEAR	0.82 – 1.23		JAN 2015 – SEP 2015	JAN 2017 – SEP 2017	USD	6.86
MACCABEE BONDS-9TH ISSUE 3 YEAR	1.30 – 1.79		JUL 2014 – SEP 2015	JUL 2017 – SEP 2018	USD	10.35
MACCABEE BONDS-9TH ISSUE 5 YEAR	2.14 – 2.65		JUL 2014 – SEP 2015	JUL 2019 – SEP 2020	USD	30.81
MACCABEE BONDS-9TH ISSUE 10 YEAR	2.97 – 3.80		JUL 2014 – SEP 2015	JUL 2024 – SEP 2025	USD	16.81
MACCABEE BONDS-10TH ISSUE 2 YEAR	1.24 – 1.65		SEP 2015 – DEC 2016	SEP 2017 – DEC 2018	USD	13.93
MACCABEE BONDS-10TH ISSUE 3 YEAR	1.50 – 2.07		SEP 2015 – DEC 2016	SEP 2018 – DEC 2019	USD	7.88
MACCABEE BONDS-10TH ISSUE 5 YEAR	2.10 – 2.75		SEP 2015 – DEC 2016	SEP 2020 – DEC 2021	USD	22.18
MACCABEE BONDS-10TH ISSUE 10 YEAR	2.95 – 3.76		SEP 2015 – DEC 2016	SEP 2025 – DEC 2026	USD	16.05
MACCABEE BONDS 1ST INTERNATIONAL ISSUE 5	1.96 – 2.61		JUN 2013 – OCT 2013	JUN 2018 – OCT 2018	USD	0.02
MACCABEE BONDS 2ND INTERNATIONAL ISSUE 3	1.55 – 1.63		MAR 2014 – APR 2014	MAR 2017 – APR 2017	USD	0.03
MACCABEE BONDS 2ND INTERNATIONAL ISSUE 5	2.17 – 2.75		DEC 2013 – OCT 2014	DEC 2018 – OCT 2019	USD	0.10
MACCABEE BONDS 2ND INTERNATIONAL ISSUE 1	3.61 – 4.16		FEB 2014 – OCT 2014	FEB 2024 – OCT 2024	USD	0.13
MACCABEE BONDS 3RD INTERNATIONAL ISSUE 2	0.90 – 1.40		FEB 2015 – OCT 2015	FEB 2017 – OCT 2017	USD	0.08
MACCABEE BONDS 3RD INTERNATIONAL ISSUE 3	1.40 – 1.81		DEC 2014 – OCT 2015	DEC 2017 – OCT 2018	USD	0.06
MACCABEE BONDS 3RD INTERNATIONAL ISSUE 5	2.14 – 2.64		NOV 2014 – OCT 2015	NOV 2019 – OCT 2020	USD	0.34
MACCABEE BONDS 3RD INTERNATIONAL ISSUE 1	3.30 – 3.78		NOV 2014 – OCT 2015	NOV 2024 – OCT 2025	USD	0.12
MACCABEE BONDS 4TH INTERNATIONAL ISSUE 2	1.30 – 1.60		NOV 2015 – OCT 2016	NOV 2017 – OCT 2018	USD	0.07
MACCABEE BONDS 4TH INTERNATIONAL ISSUE 3	1.75 – 1.77		APR 2016 – JUN 2016	APR 2019 – JUN 2019	USD	0.03
MACCABEE BONDS 4TH INTERNATIONAL ISSUE 5	2.11 – 2.71		NOV 2015 – JUL 2016	NOV 2020 – JUL 2021	USD	0.09
MACCABEE BONDS 4TH INTERNATIONAL ISSUE 1	3.01 – 3.76		NOV 2015 – AUG 2016	NOV 2025 – AUG 2026	USD	0.15
MACCABEE BONDS 5TH INTERNATIONAL ISSUE 2	1.36		OCT 2016 –	OCT 2018 –	USD	0.02
MACCABEE BONDS 5TH INTERNATIONAL ISSUE 3	2.01		DEC 2016 –	DEC 2019 –	USD	0.01
LIBOR FLOATING RATE ISSUE BONDS
LFRI-15TH ISSUE 2 Y FINANCING	LIBORUSD06 – 0.90	C	OCT 2016 – DEC 2016	OCT 2018 – DEC 2018	USD	42.33
LFRI-14TH ISSUE 2 Y FINANCING	LIBORUSD06 – 0.80 – 0.90	C	SEP 2015 – OCT 2016	SEP 2017 – OCT 2018	USD	104.33
LFRI-13TH ISSUE 2 Y FINANCING	LIBORUSD06 – 0.50 – 0.80	C	JAN 2015 – SEP 2015	JAN 2017 – SEP 2017	USD	38.48
LFRI-6TH ISSUE 10 YEARS	LIBORUSD06 – 0.10	C	JAN 2007 –	JAN 2017 –	USD	1.40
LFRI-7TH ISSUE 10 YEARS	LIBORUSD06 – 0.15 – 0.10	C	JAN 2007 – JUL 2007	JAN 2017 – JUL 2017	USD	6.36
LFRI-10TH ISSUE 5 Y CASH	LIBORUSD06 – 0.20 – 1.15	C	JAN 2012 – JAN 2013	JAN 2017 – JAN 2018	USD	10.66
LFRI-11TH ISSUE 5 Y CASH	LIBORUSD06 – 0.20 – 0.90	C	JAN 2013 – JUN 2013	JAN 2018 – JUN 2018	USD	3.52
LFRI-12TH ISSUE 3 Y CASH	LIBORUSD06 – 0.65 – 0.80	C	JAN 2014 – JUL 2014	JAN 2017 – JUL 2017	USD	5.21
LFRI-12TH ISSUE 5 Y CASH	LIBORUSD06 – 0.90 – 1.00	C	JUN 2013 – JUL 2014	JUN 2018 – JUL 2019	USD	10.06
LFRI 1ST INTERNATIONAL ISSUE 5 YEARS CAS	LIBORUSD06 – 0.90	C	DEC 2013 –	DEC 2018 –	USD	10.00
LFRI 2ND INTERNATIONAL ISSUE 3 YEARS CAS	LIBORUSD06 – 0.70 – 0.80	C	MAR 2014 – JUN 2014	MAR 2017 – JUN 2017	USD	10.05
LFRI 2ND INTERNATIONAL ISSUE 5 YEARS CAS	LIBORUSD06 – 0.90	C	JAN 2014 –	JAN 2019 –	USD	25.00
LFRI 3RD INTERNATIONAL ISSUE 3 YEAR CASH	LIBORUSD06 – 0.60	C	OCT 2015 –	OCT 2018 –	USD	0.15
LFRI 3RD INTERNATIONAL ISSUE 5 YEAR CASH	LIBORUSD06 – 0.80	C	FEB 2015 – JUN 2015	FEB 2020 – JUN 2020	USD	31.42
LFRI-13TH ISSUE 2 Y CASH	LIBORUSD06 – 0.15 – 0.35	C	JAN 2015 – SEP 2015	JAN 2017 – SEP 2017	USD	19.73
LFRI-13TH ISSUE 3 Y CASH	LIBORUSD06 – 0.30 – 0.65	C	JUL 2014 – SEP 2015	JUL 2017 – SEP 2018	USD	26.90
LFRI-13TH ISSUE 5 Y CASH	LIBORUSD06 – 0.70 – 0.90	C	JUL 2014 – SEP 2015	JUL 2019 – SEP 2020	USD	6.05
LFRI-14TH ISSUE 2 Y CASH	LIBORUSD06 – 0.25 – 0.55	C	SEP 2015 – OCT 2016	SEP 2017 – OCT 2018	USD	102.08

ISSUE	INTEREST RATE %		ISSUE DATE	MATURITY	CURRENCY	TOTAL OUTSTANDING (in millions)
LFRI-14TH ISSUE 3 Y CASH	LIBORUSD06 – 0.45 – 0.75	C	SEP 2015 – OCT 2016	SEP 2018 – OCT 2019	USD	38.15
LFRI-14TH ISSUE 5 Y CASH	LIBORUSD06 – 0.80 – 1.10	C	SEP 2015 – OCT 2016	SEP 2020 – OCT 2021	USD	25.44
LFRI 4TH INTERNATIONAL ISSUE 2 YEAR CASH	LIBORUSD06 – 0.30 – 0.55	C	OCT 2015 – SEP 2016	OCT 2017 – SEP 2018	USD	1.98
LFRI 4TH INTERNATIONAL ISSUE 3 YEAR CASH	LIBORUSD06 – 0.75	C	FEB 2016 –	FEB 2019 –	USD	0.01
LFRI 4TH INTERNATIONAL ISSUE 5 YEAR CASH	LIBORUSD06 – 0.90 – 1.10	C	NOV 2015 – OCT 2016	NOV 2020 – OCT 2021	USD	40.03
LFRI 5TH INTERNATIONAL ISSUE 5 YEARS CAS	LIBORUSD06 – 0.95 – 1.00	C	OCT 2016 – DEC 2016	OCT 2021 – DEC 2021	USD	20.42
LFRI-15TH ISSUE 2 Y CASH	LIBORUSD06 – 0.25 – 0.30	C	OCT 2016 – DEC 2016	OCT 2018 – DEC 2018	USD	12.45
LFRI-15TH ISSUE 3 Y CASH	LIBORUSD06 – 0.45	C	OCT 2016 – DEC 2016	OCT 2019 – DEC 2019	USD	9.70
LFRI-15TH ISSUE 5 Y CASH	LIBORUSD06 – 0.95 – 1.00	C	OCT 2016 – DEC 2016	OCT 2021 – DEC 2021	USD	9.78
SAVINGS BONDS
MAZEL TOV 4TH ISSUE 5 YEARS	1.30 – 1.76		JAN 2012 – JUN 2013	JAN 2017 – JUN 2018	USD	22.20
MAZEL TOV-5TH ISSUE 5 YEARS	1.83 – 2.78		JUL 2013 – JUL 2014	JUL 2018 – JUL 2019	USD	16.44
MAZEL TOV-6TH ISSUE 5 YEARS	2.18 – 2.97		AUG 2014 – SEP 2015	AUG 2019 – SEP 2020	USD	21.77
MAZEL TOV-7TH ISSUE 5 YEARS	2.45 – 3.21		OCT 2015 – DEC 2016	OCT 2020 – DEC 2021	USD	34.31
MAZEL TOV-1ST INTERNATIONAL ISSUE 5 YEAR	1.45 – 2.28		JUN 2013 – NOV 2013	JUN 2018 – NOV 2018	USD	0.01
MAZAL TOV SAVINGS BOND 2ND INTERNATIONAL	2.46 – 2.78		APR 2014 – OCT 2014	APR 2019 – OCT 2019	USD	0.02
MAZAL TOV SAVINGS BOND 3RD INTERNATIONAL	2.18 – 2.97		NOV 2014 – OCT 2015	NOV 2019 – OCT 2020	USD	0.09
MAZAL TOV SAVINGS BOND 4TH INTERNATIONAL	2.45 – 3.21		NOV 2015 – OCT 2016	NOV 2020 – OCT 2021	USD	0.23
MAZAL TOV SAVINGS BOND 5TH INTERNATIONAL	2.80 – 2.82		NOV 2016 – DEC 2016	NOV 2021 – DEC 2021	USD	0.01
SAVING-1ST ISSUE 10 YEARS	4.80		JAN 2007 –	JAN 2017 –	USD	1.64
SAVING-2ND ISSUE 10 YEARS	4.89 – 5.62		JAN 2007 – JUL 2007	JAN 2017 – JUL 2017	USD	13.34
SAVING MAZAL TOV-2ND ISSUE 10 YEARS	4.71 – 5.07		FEB 2007 – JUL 2007	FEB 2017 – JUL 2017	USD	1.43
SABRA SAVING-5TH ISSUE 3 YEARS	1.23 – 1.58		JAN 2014 – JUL 2014	JAN 2017 – JUL 2017	USD	3.35
SABRA SAVING-6TH ISSUE 3 YEARS	1.29 – 1.80		JUL 2014 – SEP 2015	JUL 2017 – SEP 2018	USD	15.11
SABRA SAVING-7TH ISSUE 3 YEARS	1.64 – 2.33		SEP 2015 – DEC 2016	SEP 2018 – DEC 2019	USD	33.29
SABRA SAVINGS BOND 2ND INTERNATIONAL ISS	1.26 – 1.60		JAN 2014 – OCT 2014	JAN 2017 – OCT 2017	USD	0.16
SABRA SAVINGS BOND 3RD INTERNATIONAL ISS	1.38 – 1.88		DEC 2014 – OCT 2015	DEC 2017 – OCT 2018	USD	0.47
SABRA SAVINGS BOND 4TH INTERNATIONAL ISS	1.75 – 2.26		OCT 2015 – OCT 2016	OCT 2018 – OCT 2019	USD	2.00
SABRA SAVINGS BOND 5TH INTERNATIONAL ISS	1.88 – 2.33		OCT 2016 – DEC 2016	OCT 2019 – DEC 2019	USD	1.42
EMITZVAH SAVING 4TH ISSUE 5 YEARS	1.30 – 1.76		SEP 2012 – JUN 2013	SEP 2017 – JUN 2018	USD	0.11
EMITZVAH SAVING 5TH ISSUE 5 YEARS	1.83 – 2.78		JUL 2013 – JUL 2014	JUL 2018 – JUL 2019	USD	0.17
EMITZVAH SAVING 6TH ISSUE 5 YEARS	2.18 – 2.97		AUG 2014 – SEP 2015	AUG 2019 – SEP 2020	USD	0.26
EMITZVAH SAVING 7TH ISSUE 5 YEARS	2.45 – 3.21		OCT 2015 – DEC 2016	OCT 2020 – DEC 2021	USD	0.29
SHALOM SAVING 7TH ISSUE 2 YEARS	1.87 – 2.00		MAR 2016 – OCT 2016	MAR 2018 – OCT 2018	USD	0.00
STERLING BONDS
GBP MAZEL TOV 2ND ISSUE 5 YEARS	1.29 – 1.92		JAN 2012 – AUG 2012	JAN 2017 – AUG 2017	GBP	0.05
GBP MAZEL TOV 3RD ISSUE 5 YEARS	2.02 – 2.60		JUL 2013 – DEC 2013	JUL 2018 – DEC 2018	GBP	0.03
MAZAL TOV SAVINGS BONDS 4TH STERLING SE	2.66 – 3.12		JAN 2014 – OCT 2014	JAN 2019 – OCT 2019	GBP	0.06
MAZAL TOV SAVINGS BONDS 5TH STERLING SER	2.26 – 3.19		NOV 2014 – OCT 2015	NOV 2019 – OCT 2020	GBP	0.10
MAZAL TOV SAVINGS BONDS 6TH STERLING SER	1.74 – 2.94		NOV 2015 – OCT 2016	NOV 2020 – OCT 2021	GBP	0.12
MAZAL TOV SAVINGS BONDS 7TH STERLING SE	1.72 – 2.01		NOV 2016 – DEC 2016	NOV 2021 – DEC 2021	GBP	0.03
SAVINGS BONDS 5TH STERLING SERIES 2 YEAR	1.70 – 1.94		MAR 2015 – OCT 2015	MAR 2017 – OCT 2017	GBP	0.17
SAVINGS BONDS 6TH STERLING SERIES 2 YEAR	1.45 – 2.08		NOV 2015 – AUG 2016	NOV 2017 – AUG 2018	GBP	0.24
SAVINGS BONDS 7TH STERLING SERIES 2 YEA	1.46 – 1.47		NOV 2016 – DEC 2016	NOV 2018 – DEC 2018	GBP	0.04
JUBILEE BONDS 5TH STERLING SERIES 2 YEAR	1.59 – 2.27		JAN 2015 – OCT 2015	JAN 2017 – OCT 2017	GBP	1.02
JUBILEE BONDS 6TH STERLING SERIES 2 YEAR	1.73 – 2.30		NOV 2015 – OCT 2016	NOV 2017 – OCT 2018	GBP	4.28
JUBILEE BONDS 7TH STERLING SERIES 2 YEA	1.67 – 1.90		OCT 2016 – DEC 2016	OCT 2018 – DEC 2018	GBP	0.12

ISSUE	INTEREST RATE %		ISSUE DATE	MATURITY	CURRENCY	TOTAL OUTSTANDING (in millions)
EURO BONDS
EURO SAVING-1ST ISSUE 10 YEARS	4.35		JAN 2007 –	JAN 2017 –	EUR	0.01
EURO SAVING-2ND ISSUE 10 YEARS	4.45 – 5.25		JAN 2007 – JUL 2007	JAN 2017 – JUL 2017	EUR	0.22
SAVINGS BONDS 8TH EURO SERIES 3 YEARS	0.92 – 1.06		APR 2014 – SEP 2014	APR 2017 – SEP 2017	EUR	0.07
SAVINGS BONDS 9TH EURO SERIES 2 YEAR	0.80 – 1.25		FEB 2015 – OCT 2015	FEB 2017 – OCT 2017	EUR	1.38
SAVINGS BONDS 9TH EURO SERIES 3 YEAR	0.87 – 1.28		DEC 2014 – JUL 2015	DEC 2017 – JUL 2018	EUR	0.27
SAVINGS BONDS 10TH EURO SERIES 2 YEAR	0.71 – 1.21		NOV 2015 – OCT 2016	NOV 2017 – OCT 2018	EUR	0.54
SAVINGS BONDS 10TH EURO SERIES 3 YEAR	0.75 – 1.17		JAN 2016 – SEP 2016	JAN 2019 – SEP 2019	EUR	0.06
SAVINGS BONDS 11TH EURO SERIES 2 YEARS	0.71		NOV 2016 –	NOV 2018 –	EUR	0.01
SAVINGS BONDS 11TH EURO SERIES 3 YEARS	0.70		NOV 2016 –	NOV 2019 –	EUR	0.01
FLOATING RATE BONDS 9TH EURO SERIES 3 YE	EURIBEUR06 – 0.85	B	MAR 2014 – OCT 2014	MAR 2017 – OCT 2017	EUR	0.05
FLOATING RATE BONDS 10TH EURO SERIES 2 Y	EURIBEUR06 – 0.85 – 1.20	B	FEB 2015 – OCT 2015	FEB 2017 – OCT 2017	EUR	0.08
FLOATING RATE BONDS 10TH EURO SERIES 3 Y	EURIBEUR06 – 0.85 – 1.30	B	DEC 2014 – OCT 2015	DEC 2017 – OCT 2018	EUR	0.82
FLOATING RATE BONDS 11TH EURO SERIES 2 Y	EURIBEUR06 – 1.20	B	NOV 2015 – JUL 2016	NOV 2017 – JUL 2018	EUR	0.18
FLOATING RATE BONDS 11TH EURO SERIES 3 Y	EURIBEUR06 – 1.30	B	NOV 2015 – JUL 2016	NOV 2018 – JUL 2019	EUR	0.07
FLOATING RATE BONDS 12TH EURO SERIES 3 Y	EURIBEUR06 – 1.30 – 1.31	B	NOV 2016 – NOV 2016	NOV 2019 –	EUR	0.09
EURO MAZEL TOV 2ND ISSUE 5 YEARS	1.03 – 1.94		JAN 2012 – AUG 2012	JAN 2017 – AUG 2017	EUR	0.04
MAZAL TOV SAVINGS BONDS 4TH EURO SERIES	1.41 – 1.70		APR 2014 – OCT 2014	APR 2019 – OCT 2019	EUR	0.06
MAZAL TOV SAVINGS BONDS 5TH EURO SERIES	1.27 – 1.96		NOV 2014 – OCT 2015	NOV 2019 – OCT 2020	EUR	0.07
MAZAL TOV SAVINGS BONDS 6TH EURO SERIES	1.15 – 1.76		NOV 2015 – OCT 2016	NOV 2020 – OCT 2021	EUR	0.04
MAZAL TOV SAVINGS BONDS 7TH EURO SERIES	1.11 – 1.33		NOV 2016 – DEC 2016	NOV 2021 – DEC 2021	EUR	0.00
CANADIAN ISSUES
CAN SAVING-1ST ISSUE 10 YEARS	4.30		JAN 2007 –	JAN 2017 –	CAD	0.10
CAN SAVING-2ND ISSUE 10 YEARS	4.27 – 5.27		JAN 2007 – JUL 2007	JAN 2017 – JUL 2017	CAD	1.28
CAN MAZAL TOV-4TH ISSUE 5 YEARS	1.86 – 3.16		JAN 2012 – JUL 2014	JAN 2017 – JUL 2019	CAD	9.21
CAN MAZAL TOV-5TH ISSUE 5 YEARS	1.79 – 2.76		AUG 2014 – SEP 2015	AUG 2019 – SEP 2020	CAD	4.34
CAN MAZAL TOV-6TH ISSUE 5 YEARS	2.08 – 2.56		OCT 2015 – DEC 2016	OCT 2020 – DEC 2021	CAD	6.15
CAN SABRA BOND-4TH ISSUE 3 YEARS	1.88 – 2.07		JAN 2014 – JUL 2014	JAN 2017 – JUL 2017	CAD	0.83
CAN SABRA BOND-5TH ISSUE 3 YEAR	1.32 – 2.00		JUL 2014 – SEP 2015	JUL 2017 – SEP 2018	CAD	4.88
CAN SABRA BOND-6TH ISSUE 3 YEAR	1.45 – 2.01		SEP 2015 – DEC 2016	SEP 2018 – DEC 2019	CAD	11.17
CFRI-2ND ISSUE	PRIMECAD – 0.75 – 0.00	A	JAN 2005 – APR 2006	JAN 2017 – APR 2018	CAD	1.98
CAN JUBILEE 3RD ISSUE 10 YEARS	3.35 – 4.00		AUG 2010 – DEC 2010	AUG 2020 – DEC 2020	CAD	1.00
CAN JUBILEE-4TH ISSUE 3 YEARS	1.98 – 2.34		JAN 2014 – JUL 2014	JAN 2017 – JUL 2017	CAD	4.31
CAN JUBILEE-4TH ISSUE 5 YEARS	2.45 – 3.44		JAN 2012 – JUL 2014	JAN 2017 – JUL 2019	CAD	51.50
CAN JUBILEE-4TH ISSUE 10 YEARS	3.46 – 4.61		JAN 2011 – JUL 2014	JAN 2021 – JUL 2024	CAD	187.53
CAN JUBILEE-5TH ISSUE 2 YEARS	1.04 – 1.63		JAN 2015 – SEP 2015	JAN 2017 – SEP 2017	CAD	7.55
CAN JUBILEE-5TH ISSUE 3 YEARS	1.37 – 2.16		JUL 2014 – SEP 2015	JUL 2017 – SEP 2018	CAD	12.88
CAN JUBILEE-5TH ISSUE 5 YEARS	1.94 – 3.01		JUL 2014 – SEP 2015	JUL 2019 – SEP 2020	CAD	28.28
CAN JUBILEE-5TH ISSUE 10 YEARS	3.10 – 3.84		JUL 2014 – SEP 2015	JUL 2024 – SEP 2025	CAD	32.45
CAN JUBILEE-6TH ISSUE 2 YEAR	1.05 – 1.52		SEP 2015 – DEC 2016	SEP 2017 – DEC 2018	CAD	16.77
CAN JUBILEE-6TH ISSUE 3 YEAR	1.40 – 1.78		SEP 2015 – DEC 2016	SEP 2018 – DEC 2019	CAD	5.99
CAN JUBILEE-6TH ISSUE 5 YEAR	2.03 – 2.40		SEP 2015 – DEC 2016	SEP 2020 – DEC 2021	CAD	14.28
CAN JUBILEE-6TH ISSUE 10 YEAR	3.10 – 3.65		SEP 2015 – DEC 2016	SEP 2025 – DEC 2026	CAD	35.14
CAN MACCABEE 4TH ISSUE 3 YEARS	1.83 – 2.20		JAN 2014 – JUL 2014	JAN 2017 – JUL 2017	CAD	1.04
CAN MACCABEE 4TH ISSUE 5 YEARS	2.35 – 3.18		JAN 2012 – JUL 2014	JAN 2017 – JUL 2019	CAD	7.07
CAN MACCABEE 4TH ISSUE 10 YEARS	3.40 – 4.28		SEP 2012 – JUL 2014	SEP 2022 – JUL 2024	CAD	2.56
CAN MACCABEE 5TH ISSUE 2 YEAR	0.84 – 1.43		JAN 2015 – SEP 2015	JAN 2017 – SEP 2017	CAD	0.96
CAN MACCABEE 5TH ISSUE 3 YEAR	1.13 – 2.01		JUL 2014 – AUG 2015	JUL 2017 – AUG 2018	CAD	1.47
CAN MACCABEE 5TH ISSUE 5 YEAR	1.74 – 2.81		JUL 2014 – SEP 2015	JUL 2019 – SEP 2020	CAD	2.77
CAN MACCABEE 5TH ISSUE 10 YEAR	2.90 – 3.65		JUL 2014 – SEP 2015	JUL 2024 – SEP 2025	CAD	1.30
CAN MACCABEE 6TH ISSUE 2 YEAR	0.90 – 1.37		SEP 2015 – DEC 2016	SEP 2017 – DEC 2018	CAD	2.45
CAN MACCABEE 6TH ISSUE 3 YEAR	1.24 – 1.63		SEP 2015 – DEC 2016	SEP 2018 – DEC 2019	CAD	0.98
CAN MACCABEE 6TH ISSUE 5 YEAR	1.88 – 2.25		SEP 2015 – DEC 2016	SEP 2020 – DEC 2021	CAD	2.69
CAN MACCABEE 6TH ISSUE 10 YEAR	2.95 – 3.50		SEP 2015 – DEC 2016	SEP 2025 – DEC 2026	CAD	1.94
CAN INSTITUTIONAL JUBILEE 3RD ISSUE 3 YE	2.59		FEB 2014 –	FEB 2017 –	CAD	2.20

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY	CURRENCY	TOTAL OUTSTANDING (in millions)
CAN INSTITUTIONAL JUBILEE 3RD ISSUE 5 YE	3.21 – 3.40	NOV 2013 – JUL 2014	NOV 2018 – JUL 2019	CAD	8.90
CAN INSTITUTIONAL JUBILEE 4TH ISSUE 5 YE	3.15	AUG 2014 –	AUG 2019 –	CAD	1.00
CAN INSTITUTIONAL JUBILEE 5TH ISSUE 5 YE	2.61	DEC 2015 –	DEC 2020 –	CAD	3.00

(A)	Interest rate equals Canadian Prime minus 0.75% basis points
(B)	Interest rate equals Canadian Prime minus 0.75% basis points.
(C)	The Libor Rate is for six-month period rounded upwards to the next 1/16%.

Tradable Local Currency Direct Debt of the Government of Israel

Serial No.	Serial Name	Interest Rate(1)	Issue Date DD/MM/YYYY	Maturity DD/MM/YYYY	Outstanding Amount on December 31, 2016 (In Millions of NIS)(1)(2)
	Floating Rate Loans
1106970	Israel Government FRN	0	09/04/2007	31/08/2017	15,372.9
1116193		0	07/12/2009	31/05/2020	18,423.7
1127646		0	04/02/2013	30/11/2021	10,044.4
	Fixed Rate Loans
1138130	Israel Government Fixed	1	04/04/2016	30/04/2021	7,724.7
1099456		6.25	11/06/2006	30/10/2026	16,759.6
1101575		5.5	26/02/2007	28/02/2017	12,728
1123272		5.5	04/04/2011	31/01/2022	17,957.3
1110907		6.0	06/10/2008	28/02/2019	18,328.2
1126747		4.25	06/08/2012	31/03/2023	17,653.9
1139344		2	07/11/2016	31/03/2027	1,914.4
1126218		4	08/05/2012	31/01/2018	16,770.1
1125400		5.5	09/01/2012	31/01/2042	16,901.1
1115773		5.0	11/02/2009	31/01/2020	18,509.2
1130848		3.75	06/01/2014	31/03/2024	14,866.2
1131770		2.25	07/04/2014	31/05/2019	15,344.2
1132786		1.25	07/07/2014	31/10/2017	9,931.1
1135557		1.75	05/05/2015	31/08/2025	14,620.9
1136548		0.5	06/10/2015	31/10/2018	13,163.8
	Israel Government T-Bills
	CPI-linked Loans
9590332	Galil	CPI + 4.00	19/08/2001	31/07/2021	20,056.1
9590431		CPI + 4.00	23/08/2004	31/07/2024	12,909.2
1097708	Israel Government CPI	CPI + 4.00	26/06/2006	31/05/2036	19,067.9
1124056		CPI + 2.75	07/06/2011	30/09/2022	16,611.9
1128081		CPI + 1.75	02/04/2013	29/09/2023	13,942.9
1137181		CPI + 0.10	04/01/2016	30/10/2020	7,984.9
1120583		CPI + 2.75	09/06/2010	31/08/2041	18,704.5
1108927		CPI + 3.5	01/07/2008	30/04/2018	22,849.3
1114750		CPI + 3.0	08/03/2009	31/10/2019	16,693.8

Serial No.	Serial Name	Interest Rate(1)	Issue Date DD/MM/YYYY	Maturity DD/MM/YYYY	Outstanding Amount on December 31, 2016 (In Millions of NIS)(1)(2)
1125905		CPI + 1.0	05/03/2012	30/05/2017	13,492.6
1134865		CPI + 1.0	02/03/2015	31/05/2045	6,180.5
1135912		CPI + 0.75	06/07/2015	31/10/2025	10,154.8

(1)	Annual interest rate equals yield to maturity of Treasury Bills (Makam) with 12 months maturity.
(2)	Data excludes accrued interest on debt outstanding but includes CPI adjustments, if any.
Source:	Ministry of Finance.

Non-Tradable Local Currency Direct Debt of the Government of Israel

Series Name	Interest Rate	Issue Date	Date of Maturity	Outstanding Amount on December 31, 2016 (In Millions of NIS)(1)
CPI-Linked Loans
Hetz	CPI + 4% – 6.2%	1967 – 2016	2017 – 2041	50,248.6
Meron	CPI + 5.5%	1987 – 2003	2017 – 2023	23,187.7
Arad	CPI + 4.8%	1995 – 2016	2017 – 2031	116,524.1

(1)	Data excludes accrued interest on debt outstanding but includes CPI adjustments, if any.
Source:	Ministry of Finance.

Various Loans of the Government of Israel

Name	Interest Rate	Issue Date	Date of Maturity		Outstanding Amount on December 31, 2016 (In Millions of NIS)(3)
Emissions and Funds(1)	2% – 6%	1984 – 2004		(2)	6,614.4
Compulsory Bonds	N/A	N/A	N/A		N/A

(1)	The funds and emissions include mostly deposits at the Accountant General’s Office made by financial institutions and other entities.
(2)	Most of these amounts were deposited for 17 years and are re-financed. Some of the depositing entities are able to withdraw their funds at any time and some of the deposits (those referred to as “emissions”) have an established maturity date.
(3)	Data excludes accrued interest on debt outstanding.
Source:	Ministry of Finance.

Balance of the Government’s Floating Rate Debt by Currency
(As of December 31, 2016)

Total (In Millions)(1)
United States Dollars (USD)	812.29
Euro (EUR)	1.27
Canadian Dollar (CAD)	1.87
New Israeli Shekel (NIS)	43,841.2

(1)	Data excludes accrued interest on debt outstanding.
Source:	Ministry of Finance.